UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 21, 2022

INTERPRIVATE III FINANCIAL PARTNERS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40151	85-3069266
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1350 Avenue of the Americas, 2nd Floor
New York, NY 10019
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 920-0125

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	IPVF.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	IPVF	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	IPVF WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Second Amended and Restated Merger Agreement

As previously disclosed, on December 15, 2021, InterPrivate III Financial Partners Inc. (“InterPrivate III”) entered into an Amended and Restated Agreement and Plan of Merger (as amended, the “A&R Merger Agreement”), by and among InterPrivate III, InterPrivate III Merger Sub Inc., a wholly owned subsidiary of InterPrivate III (“Merger Sub”), InterPrivate III Merger Sub II LLC, a wholly owned subsidiary of InterPrivate III (“Merger Sub II”), and Aspiration Partners, Inc. (“Aspiration” and, together with InterPrivate III, Merger Sub, Merger Sub II and Aspiration, the “Parties”), which amended and restated the Agreement and Plan Merger Agreement, dated as of August 18, 2021, by and among the Parties (the “Merger Agreement”).

As previously reported, on July 18, 2022, the Parties entered into an amendment to the A&R Merger Agreement to extend the Outside Date (as defined in the A&R Merger Agreement) from July 19, 2022 to July 22, 2022.

On July 21, 2022 (the “Second Amendment Date”), the Parties entered into a Second Amended and Restated Agreement and Plan of Merger (the “Second A&R Merger Agreement”), which further amends and restates the A&R Merger Agreement in connection with, among other things, (i) an extension of the Outside Date from July 22, 2022 to December 31, 2022, (ii) a change to the procedures for the reservation and release of Additional Shares (as defined in the Second A&R Merger Agreement), (iii) the clarification of the treatment of certain warrants to be issued immediately following the closing, (iv) the inclusion of additional covenants with respect to the preparation and delivery of financial statements by Aspiration, (v) the modification of certain non-solicitation provisions, (vi) an extension payment by Aspiration to InterPrivate III of $10,000,000, payable in two equal installments on the Second Amendment Date and the 45th day following the Second Amendment Date, (vii) the addition of certain additional termination rights for the each of InterPrivate III and Aspiration and related termination fees and (viii) mutual releases of certain matters arising prior to the Second Amendment Date.

Pursuant to the Second A&R Merger Agreement, Merger Sub will merge with and into Aspiration with Aspiration surviving the merger as a wholly owned subsidiary of InterPrivate III (the “First Merger”) and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will merge with and into Merger Sub II with Merger Sub II surviving the merger (the “Second Merger”). The transactions contemplated by the Second A&R Merger Agreement are referred to as the “Business Combination” and, in connection with the consummation of the Business Combination, InterPrivate III will be renamed and is referred to herein as “New Aspiration” as of the time following such change of name. The Business Combination has been approved by the boards of directors of each of the Parties.

Under the Second A&R Merger Agreement, InterPrivate III has agreed to acquire all of the outstanding equity interests of Aspiration in exchange for a number of shares of Class A common stock (valued for this purpose at $10.00 per share) equal to (subject to certain adjustments as described therein) (i) $1,750,000,000 plus (ii) the Equity Financing Proceeds (as provided in the Second A&R Merger Agreement) minus (iii) the number of shares of Class A common stock to underlie the warrant to be issued immediately following the consummation of the Business Combination pursuant to the Series X Preferred Stock Purchase Agreement, dated December 15, 2021, by and among InterPrivate III, Aspiration and OCM Aspiration Holdings, LLC (prongs (i), (ii) and (iii) collectively, the “Aggregate Consideration”), $200,000,000 of such Aggregate Consideration (represented by 20,000,000 shares of Class A common stock) which will initially be held back in connection with private placements entered into with certain accredited investors (the “PIPE Investors”) to close concurrently with the closing of the Business Combination (the “Closing”), pursuant to which, among other things, InterPrivate III has agreed to issue and sell an aggregate of 20,000,000 shares of InterPrivate III Class A common stock, at a purchase

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price of $10.00 per share (the “PIPE Investment”) and up to $77,828,400 of which (represented by 7,782,840 shares of Class A common stock) will be initially held back for the benefit of the holders of Aspiration’s convertible senior notes (such shares to be held back, the “Additional Shares”). The shares of Class A common stock to be held back at the effective time of the Business Combination (the “Effective Time”) will be released to InterPrivate III to the extent InterPrivate III is obligated to issue Additional Shares to the PIPE Investors that are participating in the PIPE Investment or the convertible note holders, as applicable, and, otherwise, to the holders of capital stock of Aspiration as of immediately prior to the Effective Time.

Each Aspiration stockholder (other than (i) holders of Aspiration Series C-4 preferred stock, (ii) Aspiration Series X Preferred Stock, (iii) Aspiration common stock issued upon conversion of certain convertible senior notes and (iv) Aspiration common stock that is subject to forfeiture under earnout arrangements entered into strategic transactions irrespective of the Business Combination) and each holder of a vested Aspiration option (as defined below) shall also receive a contingent right to receive a pro rata portion of up to 100,000,000 shares of Class A common stock of New Aspiration (the “Contingent Consideration”). The Contingent Consideration may be earned in five equal tranches of 20,000,000 shares of New Aspiration Class A common stock (a) when the closing price of New Aspiration Class A common stock equals or exceeds (i) $12.50 per share prior to the 18-month anniversary of the Effective Time, (ii) $15.00 per share prior to the 36-month anniversary of the Effective Time, (iii) $17.50 per share prior to the 36-month anniversary of the Effective Time, (iv) $20.00 per share prior to the 48-month anniversary of the Effective Time and (v) $25.00 per share prior to the 60-month anniversary of the Effective Time, in each case, as measured over any 20 trading days within any 30-day trading period prior to the end of the relevant time period applicable to each such earn out tranche or (b) when New Aspiration consummates a change of control transaction that entitles its stockholders to receive a per share consideration of at least $12.50, $15.00, $17.50, $20.00 and $25.00, as applicable. Any right to Contingent Consideration that remains unvested on the first business day after five years from Effective Time will be forfeited without any further consideration.

Pursuant to the Second A&R Merger Agreement, at the Effective Time, the consideration to be issued to the holders of Aspiration capital stock (other than holders of Aspiration Series X Preferred Stock) will be in the form of Class A common stock of New Aspiration (valued at $10.00 per share). Additionally, each option to purchase shares of Aspiration common stock (an “Aspiration option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Aspiration and converted into an option to acquire shares of Class A common stock of New Aspiration with the same terms and conditions as applied to such Aspiration option immediately prior to the Effective Time; provided that the number of shares underlying such New Aspiration option will be determined by multiplying the number of shares of Aspiration common stock subject to such option immediately prior to the Effective Time by the ratio determined by dividing the per share merger consideration value by $10.00 (the quotient being the “option exchange ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Aspiration option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the option exchange ratio, which quotient shall be rounded up to the nearest whole cent.

Pursuant to the Second A&R Merger Agreement, (a) immediately prior to the Effective Time, each warrant to purchase shares of Aspiration common stock that is issued and outstanding prior to the Effective Time will be either (i) exercised or terminated in accordance with its terms or (ii) assumed by New Aspiration and converted into a warrant of New Aspiration to purchase shares of New Aspiration Class A common stock and (b) prior to the Effective Time, each convertible note of Aspiration will be converted into Aspiration capital stock, paid off in accordance with the terms thereof or remain outstanding as indebtedness of New Aspiration without the right to convert into capital stock of New Aspiration. If any indebtedness of Aspiration (including with respect to convertible notes of Aspiration that remain outstanding) is not paid off at the Closing, it will be assumed by New Aspiration.

In addition, with respect to the Aspiration Series X Preferred Stock, the Second A&R Merger Agreement provides that, among other things, the following matters will occur on the terms and subject to the conditions set forth in the Second A&R Merger Agreement:

•

at the Effective Time, the consideration to be issued to holders of Aspiration Series X Preferred Stock will be in the form of a new class of preferred stock of InterPrivate III to be designated as “Series X Preferred Stock” (defined herein as “New Aspiration Series X Preferred Stock”) pursuant to a Certificate of Designations of New Aspiration Series X Stock to be filed with the Secretary of State of the State of Delaware on or prior to the closing date of the Business Combination (the “Closing Date”); and

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•

the outstanding Aspiration Series X Preferred Stock will be excluded from the Exchange Ratio (as defined in the Second A&R Merger Agreement) and will be exchanged for New Aspiration Series X Preferred Stock on a one-for-one basis with neither (i) the right to receive any of the shares of Class A common stock that are issued into escrow at the Effective Time for the benefit of PIPE Investors or certain note holders, as the case may be, nor (ii) any contingent right with respect to the shares of New Aspiration Class A common stock subject to the earn out provisions of the Second A&R Merger Agreement.

The Second A&R Merger Agreement amended certain closing conditions and termination provisions in the A&R Merger Agreement, including:

•	extending each party’s ability to terminate the Second A&R Merger Agreement if the Closing has not occurred on or before December 31, 2022 (the “Outside Date”);

•

Aspiration will be able to terminate the Second A&R Merger Agreement for any reason at any time after payment of the Second Extension Installment and before approval of the stockholders of InterPrivate III is obtained;

•

InterPrivate III will be able to terminate the Second A&R Merger Agreement for any reason at any time after the 90th day following the Second Amendment Date and prior to the Outside Date upon at least five business days’ prior written notice to Aspiration;

•

InterPrivate III will not be able to terminate the Second A&R Merger Agreement due to a breach by Aspiration of one of its representations, warranties, covenants or agreements, subject to a cure period, prior to the 90th day following the Second Amendment Date; and

•

if (a) either InterPrivate III or Aspiration terminate the Second A&R Merger Agreement due to the Closing not occurring on or before the Outside Date or (b) if Aspiration terminates the Second A&R Merger Agreement for convenience (and not pursuant to any other enumerated termination right) after payment of the Second Extension Installment and before approval of the stockholders of InterPrivate III is obtained, Aspiration will be required to (i) pay InterPrivate III a termination fee of $7,000,000 (the “Cash Other Termination Fee”) and (ii) issue equity interests in Aspiration with a value equal to $13,000,000 to InterPrivate III at a price per equity interest and on the same terms as (A) those issued to investors in the first issuance or series of related issuances of equity interests by Aspiration occurring on or before the date that is 180 days following the termination of the Second A&R Merger Agreement from which Aspiration receives gross proceeds of at least $50,000,000 or (B) the last issuance of Aspiration Series C-4 Preferred Stock by Aspiration as of the Second Amendment Date, or as otherwise mutually agreed to by Aspiration and InterPrivate III.

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The Second A&R Merger Agreement may also be terminated by InterPrivate III or Aspiration under certain circumstances which were initially included in the A&R Merger Agreement, including, among others, (i) by mutual written agreement of InterPrivate III and Aspiration, (ii) by either InterPrivate III or Aspiration if any governmental authority has enacted, issued, promulgated, enforced or entered any governmental order of competent jurisdiction which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination (subject to certain exceptions), (iii) by either InterPrivate III (at any time after the 90th day following the Second Amendment Date) or Aspiration if the other party has materially breached the Second A&R Merger Agreement under certain circumstances, subject to a cure right, (iv) by either InterPrivate III or Aspiration if InterPrivate III has not obtained the required approval of its stockholders at the special meeting, (v) by InterPrivate III if Aspiration has not obtained the required approval of its stockholders within 10 business days after the effectiveness of the Registration Statement, (vi) by Aspiration following a modification in the recommendation of InterPrivate III’s board of directors, (vii) by Aspiration in the event that the dollar amount of InterPrivate III’s trust account after giving effect to applicable redemptions, the gross proceeds from the issuance of Aspiration Series X Preferred Stock, the PIPE Investment and any pre-Closing junior equity financing (including the previously completed mandatorily convertible preferred stock issuance by Aspiration that closed subsequent to the date of the Merger Agreement), taken together as a whole, is less than $450,000,000 on or prior to the Closing Date (such condition, the “Minimum Cash Condition”) (and all other closing conditions described in clauses (i)-(viii) in the paragraph below which summarizes the closing conditions have been satisfied) or (viii) by InterPrivate III during the period beginning on the third business day following the outside date if the approval of the stockholders of InterPrivate III has been obtained and the Minimum Cash Condition is not satisfied (and all other closing conditions described in clauses (i)-(viii) in the paragraph below which summarizes the closing conditions have been satisfied).

Pursuant to the Second A&R Merger Agreement, upon the completion of any equity or debt financing after the Second Amendment Date that results in Aspiration receiving gross proceeds of at least $50,000,000, Aspiration has agreed to deliver $7,000,000 in cash into an escrow account for purposes of satisfying the Cash Other Termination Fee, if it becomes payable.

Pursuant to the Second A&R Merger Agreement and subject to certain conditions provided therein, (i) InterPrivate III, on behalf of itself and its affiliates (other than New Aspiration) (the “InterPrivate III Releasing Parties”), fully and irrevocably release Aspiration and its affiliates (the “Aspiration Released Parties”) and (ii) Aspiration, on behalf of itself and its affiliates (the “Aspiration Releasing Parties” and, along with the InterPrivate III Releasing Parties, the “Releasing Parties”) fully and irrevocably release InterPrivate III and its affiliates (the “InterPrivate III Released Parties” and, along with the Aspiration Released Parties, the “Released Parties”), in each case, from any liability related to or arising out of (a) Aspiration’s or InterPrivate III’s business, as applicable, (b) the Releasing Parties’ prior relationship with Aspiration or InterPrivate III, as applicable, (c) any breach of the Second A&R Merger Agreement and the agreements entered into in connection with the transactions contemplated by the Second A&R Merger Agreement, or the negotiation and entry into such agreements, in each case occurring prior to the Second Amendment Date, or (d) the Releasing Parties’ rights or status as an indirect or direct or indirect equityholder, subsidiary, lender, creditor, officer or director of Aspiration and its affiliates, except that the Releasing Parties are not waiving or releasing any rights arising under the Second A&R Merger Agreement or the documents contemplated thereby, in each case solely to the extent arising on or after the Second Amendment Effective Date.

The Parties have made customary representations and warranties for a transaction of this type. The representations and warranties made under the Second A&R Merger Agreement will generally not survive the Closing. In addition, the Parties agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of InterPrivate III and Aspiration and their respective subsidiaries during the period between the execution of the Second A&R Merger Agreement and the Closing, covenants with respect to making the filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and covenants with respect to the preparation and filing of the Registration Statement on Form S-4, which will include the proxy statement/prospectus of InterPrivate III, (the “Registration Statement”).

The Second A&R Merger Agreement amended certain covenants included in the A&R Merger Agreement, including:

•	adding an obligation for Aspiration to deliver certain audited and unaudited FY 2021 and 2022 financial statements as soon as reasonably practicable following certain specified dates;

•

permitting InterPrivate to solicit alternative transactions in advance of Closing, provided that InterPrivate may not enter into a definitive agreement with respect to an alternative transaction prior to terminating the Second A&R Merger Agreement;

•

requiring Aspiration to make a total payment of $10,000,000 to InterPrivate, payable in two equal installment, (i) the first on the Second Amendment Date and (ii) the second 45 days following the Second Amendment Date, which such second installment payment shall be placed in escrow upon the execution of an escrow agreement following the Second Amendment Date; and

•

that Aspiration keep InterPrivate III fully informed on an at least weekly basis of (i) potential debt or equity financing transactions and (ii) the status of the preparation of its audited and unaudited financial statements for inclusion in the Registration Statement.

The covenants made under the Second A&R Merger Agreement will not survive the Closing, unless by their terms they are to be performed in whole or in part after the Closing. The Second A&R Merger Agreement also provides that, immediately following the Closing, a nominee proposed by InterPrivate III and reasonably acceptable to Aspiration will be appointed to New Aspiration’s initial board of directors.

The Closing is subject to certain customary conditions, including, among other things: (i) approval by InterPrivate III’s stockholders and Aspiration’s stockholders of the Second A&R Merger Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, which has expired, (iii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, (iv) the shares of New Aspiration Class A common stock to be issued in connection with the Business Combination having been approved for listing on the New York Stock Exchange, (v) that InterPrivate III shall have at least $5,000,001 of net tangible assets after giving effect to any redemptions of shares of its Class A common stock and the PIPE Investment Amount (as defined in the Second A&R Merger Agreement), (vi) effectiveness of the Registration Statement, (vii) receipt of approval of the Business Combination from the Financial Industry Regulatory Authority Inc., (viii) the accuracy of the representations and warranties, covenants and agreements of InterPrivate III and Aspiration, respectively, and (ix) solely with respect to Aspiration, the satisfaction of the Minimum Cash Condition.

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The foregoing descriptions of the Second A&R Merger Agreement and the Business Combination do not purport to be complete and are qualified in their entirety by the terms and conditions of the Second A&R Merger Agreement, a copy of which is included as Exhibit 2.1 hereto and is incorporated herein by reference. The Second A&R Merger Agreement contains representations, warranties and covenants that the Parties made to each other as of the date of the Second A&R Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the Second A&R Merger Agreement. The Second A&R Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about InterPrivate III, Aspiration or any other party to the Second A&R Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Second A&R Merger Agreement, which were made only for purposes of the Second A&R Merger Agreement and as of specific dates, were solely for the benefit of the Parties, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Second A&R Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Second A&R Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Second A&R Merger Agreement, which subsequent information may or may not be fully reflected in InterPrivate III’s public disclosures.

Important Information about the Business Combination and Where to Find It

The Business Combination will be submitted to stockholders of InterPrivate III for their consideration. InterPrivate III has filed a registration statement with the SEC, which includes a preliminary proxy statement, which when definitive, will be distributed to InterPrivate III’s stockholders in connection with InterPrivate III’s solicitation for proxies for the vote by InterPrivate III’s stockholders in connection with the Business Combination and other matters as described in the registration statement, as well as the prospectus relating to the offer of the securities to be issued to Aspiration’s stockholders in connection with the completion of the Business Combination. After the registration statement has been declared effective, InterPrivate III will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination. InterPrivate III’s stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with InterPrivate III’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about InterPrivate III, Aspiration and the Business Combination. Stockholders may also obtain a copy of the preliminary proxy statement or definitive proxy statement, once available, as well as other documents filed with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination and other documents filed with the SEC by InterPrivate III, without charge, at the SEC’s website located at www.sec.gov or from InterPrivate III’s website at https://ipvspac.com/ipvf or by written request to InterPrivate III at InterPrivate III Financial Partners, 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in the Solicitation

InterPrivate III, Aspiration and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from InterPrivate III’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of InterPrivate III’s stockholders in connection with the Business Combination is forth in InterPrivate III’s proxy statement / prospectus. You can find more information about InterPrivate III’s directors and executive officers in InterPrivate III’s final prospectus dated March 4, 2021, filed with the SEC on March 9, 2021. Additional information regarding the participants in the proxy solicitation and a

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description of their direct and indirect interests is included in the proxy statement / prospectus and other relevant materials to be filed with the SEC when they become available. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may,” “should,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding InterPrivate III’s and Aspiration’s expectations with respect to future performance, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Aspiration’s and InterPrivate III’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Aspiration and InterPrivate III.

These forward-looking statements are subject to a number of risks and uncertainties, including inability to complete the Business Combination or, if InterPrivate III does not complete the Business Combination, any other business combination; the inability to complete the Business Combination due to the failure to meet the closing conditions to the Business Combination, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Business Combination, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; costs related to the Business Combination; a delay or failure to realize the expected benefits from the Business Combination; risks related to disruption of management time from ongoing business operations due to the Business Combination; the impact of the ongoing COVID-19 pandemic; the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; the uncertainty of Aspiration’s projected financial information; changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; uncertainties surrounding Aspiration’s expansion of products and service offerings; the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; the risk that Aspiration is unable to secure or protect its intellectual property; the limited experience of Aspiration’s management in operating a public company; underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; the risk that Aspiration may not be able to develop and maintain effective internal controls; the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Business Combination; the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments and those factors discussed in InterPrivate III’s annual report on Form 10-K for the year ended December 31, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of InterPrivate III filed, or to be filed, with the SEC. These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic, which has caused significant economic

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uncertainty. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Aspiration nor InterPrivate III presently know or that Aspiration and InterPrivate III currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Aspiration’s and InterPrivate III’s expectations, plans or forecasts of future events and views as of the date of this Form 8-K. Aspiration and InterPrivate III anticipate that subsequent events and developments will cause Aspiration’s and InterPrivate III’s assessments to change. However, while Aspiration and InterPrivate III may elect to update these forward-looking statements at some point in the future, Aspiration and InterPrivate III specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Aspiration’s and InterPrivate III’s assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Form 8-K shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1†	Second Amended and Restated Agreement and Plan of Merger, dated July 21, 2022, by and among InterPrivate III Financial Partners Inc., InterPrivate III Merger Sub Inc., InterPrivate III Merger Sub II LLC and Aspiration Partners, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). InterPrivate III agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:	/s/ Ahmed Fattouh
Name:	Ahmed Fattouh
Title:	Chairman and Chief Executive Officer

Dated: July 22, 2022

Exhibit 2.1

Execution Version

SECOND AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTERPRIVATE III FINANCIAL PARTNERS INC.,

INTERPRIVATE III MERGER SUB INC.,

INTERPRIVATE III MERGER SUB II LLC

AND

ASPIRATION PARTNERS INC.

DATED AS OF JULY 21, 2022

(i)

(ii)

(iii)

EXHIBIT I Holdback Calculations	I-1

EXHIBIT J Form of Investor Rights Agreement	J-1

EXHIBIT K Form of Parent Certificate of Designations	K-1

(iv)

SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER is made and entered into as of July 21, 2022 (the “Second Amendment Date”), by and among InterPrivate III Financial Partners Inc., a Delaware corporation (“Parent”), InterPrivate III Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), InterPrivate III Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub II”), and Aspiration Partners Inc., a Delaware corporation (the “Company”). Each of the Company, Parent, Merger Sub and Merger Sub II shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Second Amended and Restated Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, on August 18, 2021 (the “Effective Date”), the Parties entered into that certain Agreement and Plan of Merger, dated as of August 18, 2021 (the “Original Agreement”);

WHEREAS, on December 15, 2021 (the “First Amendment Date”), the Parties entered into that certain Amended and Restated Agreement and Plan of Merger, dated as of December 15, 2021 (as amended on July 18, 2022, the “A&R Agreement”);

WHEREAS, concurrently with the execution of the A&R Agreement, the Company and Parent entered into that certain Series X Preferred Stock Purchase Agreement (the “Series X Preferred Stock Purchase Agreement”), dated as of the First Amendment Date, with Oaktree, providing for, among other things, the issuance by the Company to Oaktree of certain shares of Company Series X Preferred Stock (as defined below) on the First Amendment Date;

WHEREAS, concurrently with the execution of the A&R Agreement, the Company, Parent and certain other parties thereto entered into certain Letter Agreements, providing for, among other things, that the parties thereto shall be entitled to additional shares of Parent Class A Stock following the consummation of the Mergers if the price per share of Parent Class A Stock trades below certain designated thresholds;

WHEREAS, Section 11.12 of the A&R Agreement provides that the A&R Agreement may by amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties;

WHEREAS, the Parties desire to amend and restate the A&R Agreement in its entirety on the terms and conditions set forth herein;

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and other applicable Legal Requirements (collectively, as applicable based on context, the “Applicable Legal Requirements”), the Parties intend to enter into a business combination transaction by which (a) Merger Sub will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving

Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Second Merger (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is sometimes referred to as the “Surviving Entity”);

WHEREAS, for U.S. federal income tax purposes, each of the Parties intends that the Mergers, taken together, constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent and the Company are parties within the meaning of Section 368(b) of the Code. This Agreement hereby is adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions (as defined below), including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Mergers be adopted by the stockholders of the Company;

WHEREAS, concurrently with the Parties’ execution and delivery of the Original Agreement, the Required Company Stockholders have each executed and delivered to Parent support agreements in the form attached hereto as Exhibit A (collectively, the “Support Agreements”), pursuant to which the Required Company Stockholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the Company Stockholders or pursuant to an action by written consent of the Company Stockholders) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to stockholders, of this Agreement, the other documents contemplated hereby and the transactions contemplated hereby and thereby (the “Company Stockholder Approval”);

WHEREAS, the board of directors of Parent has unanimously: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions, including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Parent Stockholder Matters be adopted by the stockholders of Parent (the “Parent Board Recommendation”);

WHEREAS, (a) the board of directors of Merger Sub has (i) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement providing for the First Merger, (ii) approved this Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions of this Agreement and (iii) adopted a resolution recommending that this Agreement and the Transactions, including the Mergers, be adopted by Parent in its capacity as the sole stockholder of Merger Sub; and (b) Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and the Transactions, including the Mergers;

WHEREAS, Parent, as the sole member of Merger Sub II has approved this Agreement and the Transactions, including the Mergers;

WHEREAS, prior to the Closing, Parent shall: (a) subject to obtaining the approval of the Parent Stockholder Matters, adopt the (i) Second Amended and Restated Certificate of Incorporation of Parent (the “Parent A&R Charter”) in the form attached hereto as Exhibit B and (ii) the Parent Certificate of Designations in the form attached hereto as Exhibit K; and (b) amend and restate the existing bylaws of Parent (the “Parent A&R Bylaws”) substantially in the form attached hereto as Exhibit C;

WHEREAS, pursuant to the Parent A&R Bylaws, following the Closing, certain shares of Parent Class A Stock and Equity Interests convertible into shares of Parent Class A Stock, issuable to current holders of Company Stock or Equity Interests of the Company convertible into Company Stock, excluding the Excluded Lock-up Shares, may not be transferred by their holder, subject to certain exceptions, for a period of 180 days following the Closing;

WHEREAS, concurrently with the execution and delivery of the Original Agreement, Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), substantially in the form attached hereto as Exhibit D;

WHEREAS, on or about the Effective Date, Parent obtained commitments from certain investors for a private placement of Parent Class A Stock (the “PIPE Investment”), such private placement to be consummated immediately prior to the consummation of the Transactions; and

WHEREAS, in connection with the consummation of the Mergers, Parent and the Company Stockholders will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit E.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree that the A&R Agreement is amended and restated in its entirety by this Agreement, and further agree as follows:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.01 Closing. Unless this Agreement shall have been terminated pursuant to Section 9.01, the consummation of the Transactions (the “Closing”), other than the filing of the Certificates of Merger, shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parent and the Company agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties agree that the Closing signatures may be transmitted by email .pdf files.

Section 1.02 Closing Documents.

(a) At the Closing, Parent, Merger Sub, or Merger Sub II as applicable, shall deliver to the Company:

(i) a certified copy of the Parent A&R Charter and the Parent A&R Bylaws;

(ii) a copy of the Registration Rights Agreement, duly executed by Parent;

(iii) a copy of the First Certificate of Merger, duly executed by Merger Sub;

(iv) a copy of the Second Certificate of Merger, duly executed by Merger Sub II;

(v) copies of resolutions and actions taken by Parent’s, Merger Sub’s and Merger Sub II’s board of directors and stockholders (or managers, as applicable) in connection with the approval of this Agreement and the Transactions;

(vi) [reserved];

(vii) a certified copy of the Parent Certificate of Designations duly filed with the Secretary of State of the State of Delaware;

(viii) a copy of the Series X Preferred Investor Rights Agreement by and between Parent and Oaktree, substantially in the form attached hereto as Exhibit J (the “Investor Rights Agreement”), duly executed by Parent; and

(ix) all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.02.

(b) At the Closing, the Company shall deliver to Parent:

(i) a copy of the First Certificate of Merger, duly executed by the Company;

(ii) a copy of the Second Certificate of Merger, duly executed by the Company;

(iii) a copy of the Registration Rights Agreement, duly executed by the Company Stockholders party thereto and other parties thereto;

(iv) a copy of the Investor Rights Agreement, duly executed by Oaktree;

(v) copies of resolutions and actions taken by the Company’s board of directors and the Company Stockholders in connection with the approval of this Agreement and the Transactions;

(vi) a schedule (the “Merger Consideration Schedule”) reflecting: (A) the Stockholder Merger Consideration, (B) each Company Stockholder’s applicable portion of the Stockholder Merger Consideration (it being understood and agreed that the calculations set forth in such schedule shall be prepared in accordance with the Company’s Charter Documents and the requirements of the DGCL); and (C) each Earn Out Participant’s Earn Out Pro Rata Share of any Earn Out Shares which may be earned upon the occurrence of each applicable Triggering Event in accordance with Article III; and

(vii) all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 8.03.

Section 1.03 Closing Transactions. At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a) Parent shall adopt the Parent A&R Charter, the Parent Certificate of Designations and the Parent A&R Bylaws.

(b) Parent shall make any payments required to be made by Parent in connection with the Parent Stockholder Redemption.

(c) Parent shall pay, or cause to be paid, all Parent Transaction Costs to the applicable payees, to the extent not paid prior to the Closing, and for which final invoices have been delivered to the Company at least two Business Days prior to the Closing Date.

(d) Parent shall (on behalf of the Company) pay, or, cause to be paid, all Company Transaction Costs, to the extent not paid by the Company prior to the Closing, to the applicable payees and for which final invoices have been delivered to Parent at least two Business Days prior to the Closing Date, by wire of immediately available funds; provided, that the amounts included in the Company Transaction Costs may be paid promptly after the Closing Date as necessary.

(e) Parent shall contribute to Merger Sub: (i) the amount of cash remaining in the Trust Account and (ii) the PIPE Investment Amount after giving effect to the Parent Stockholder Redemption and the payment of all Parent Transaction Costs and Company Transaction Costs.

(f) The First Certificate of Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL and filed with the Secretary of State of the State of Delaware.

(g) The Second Certificate of Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL and DLLCA and filed with the Secretary of State of the State of Delaware.

(h) Parent shall deposit (or cause to be deposited) with the Exchange Agent the Stockholder Merger Consideration.

ARTICLE II

THE MERGERS

Section 2.01 Effective Times. Subject to the terms and subject to the conditions of this Agreement, on the Closing Date the Company and Merger Sub shall cause the First Merger to be consummated by filing a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the First Certificate of Merger, being the “First Effective Time”). As soon as practicable following the First Effective Time and in any case on the same day as the First Effective Time, the Surviving Corporation and Merger Sub II shall cause the Second Merger to be consummated by filing a certificate of merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL and DLLCA (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Second Certificate of Merger, being the “Second Effective Time”).

Section 2.02 The Mergers. At the First Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the First Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the First Merger and as a direct, wholly-owned subsidiary of Parent (provided, that references to the Company for periods after the First Effective Time until the Second Effective Time shall include the Surviving Corporation). At the Second Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL and the DLLCA, the Surviving Corporation shall be merged with and into Merger Sub II, following which the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall continue as the Surviving Entity after the Second Merger and as a direct, wholly owned subsidiary of Parent (provided, that references to the Company or the Surviving Corporation for periods after the Second Effective Time shall include the Surviving Entity).

Section 2.03 Effect of the Mergers. At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the First Effective Time. At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the

Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub II and the Surviving Corporation shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub II and the Surviving Corporation set forth in this Agreement to be performed after the Second Effective Time.

Section 2.04 Governing Documents.

(a) Subject to Section 7.10, at the First Effective Time: (i) the certificate of incorporation of the Company as in effect immediately prior to the First Effective Time shall be the certificate of incorporation of the Surviving Corporation from and after the First Effective Time and (ii) the bylaws of the Company as in effect immediately prior to the First Effective Time shall be the bylaws of the Surviving Corporation from and after the First Effective Time.

(b) Subject to Section 7.10, at the Second Effective Time, the certificate of formation and operating agreement of the Surviving Entity shall be amended to read the same as the certificate of formation and operating agreement of Merger Sub II as in effect immediately prior to the Second Effective Time, except that the name of the Surviving Entity shall be determined by the Company and shall include the name “Aspiration”.

Section 2.05 Directors and Officers of the Surviving Corporation and the Surviving Entity. The directors and officers of the Company as of immediately prior to the First Effective Time shall be the directors and officers of the Surviving Corporation as of immediately following the First Effective Time, and shall continue as such until their respective successors are duly elected or appointed, subject to their earlier death, resignation or removal. Immediately after the Second Effective Time, the officers of the Surviving Entity shall be those individuals as determined by Parent immediately following the Closing.

Section 2.06 Merger Consideration. Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be paid to the Company Stockholders shall be: (a) (i) with respect to Company Stockholders other than holders of Company Series X Preferred Stock, the product of the Exchange Ratio multiplied by the total number of shares of Company Stock (other than shares of Company Series X Preferred Stock) held by the Company Stockholders as of immediately prior to the First Effective Time, plus (ii) with respect to holders of Company Series X Preferred Stock, one share of Parent Series X Preferred Stock for each share of Company Series X Preferred Stock outstanding immediately prior to the First Effective Time, minus (iii) (a) the Holdback Shares (the “Stockholder Merger Consideration”), (b) the number of Holdback Shares, if any, issued to the Company Stockholders as set forth in Section 2.14(b)(i) and Section 2.14(b)(ii), and (c) with respect to the Earn Out Participants, the contingent right to receive the Earn Out Shares following the Closing in accordance with Article III (collectively, the “Total Stockholder Consideration”).

Section 2.07 Effect of the Mergers on the Company Stock.

(a) Upon the terms and subject to the conditions of this Agreement, at the First Effective Time, by virtue of the First Merger and without any further action on the part of Parent, Merger Sub, Merger Sub II, the Company, the Company Stockholders or the holders of any of the securities of Parent, the following shall occur:

(i) Each share of Company Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding at the First Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive (A) with respect to each share of Company Stock other than shares of Company Series X Preferred Stock, a number of shares of Parent Class A Stock equal to the Exchange Ratio, (B) with respect to the holder of shares of Company Stock other than shares of Company Series X Preferred Stock and the shares of Conversion Stock, (i) its Holdback Pro Rata Share of any Holdback Shares issued to the Company Stockholders as set forth in Section 2.14(b)(i) and Section 2.14(b)(ii) and (ii) its Earn Out Pro Rata Share of any Earn Out Shares in shares of Parent Class A Stock in accordance with Article III, and (C) with respect to each share of Company Series X Preferred Stock, one share of Parent Series X Preferred Stock, in each case, without interest, upon surrender of stock certificates representing all of such Company Stockholder’s Company Stock (each, a “Certificate”) and delivery of the other documents required pursuant to Section 2.10. Notwithstanding the foregoing, the aggregate number of shares of Parent Class A Stock issuable to each Company Stockholder pursuant to Section 2.07(a)(i)(A) (other than in respect of a Company Stockholders’ shares of Conversion Stock) shall be reduced by a number of shares of Parent Class A Stock equal to such Company Stockholder’s Holdback Pro Rata Share of such number of shares of Parent Class A Stock issued (A) to the PIPE Investors other than (i) Oaktree and (ii) Polpat, solely with respect to its PIPE Investment Amount, if any, and (B) to former Conversion Stockholders in respect of their shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes in an aggregate amount not to exceed 27,782,840 shares of Parent Class A Stock, which such shares of Parent Class A Stock shall be held back pursuant to Section 2.14. As of the First Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation, and each Certificate relating to the ownership of shares of Company Stock (other than Excluded Shares or Dissenting Shares) shall thereafter represent only the right to receive the applicable portion of the Total Stockholder Consideration.

(ii) No fraction of a share of Parent Common Stock will be issued by virtue of the Mergers, and any such fractional share (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such Company Stockholder) shall be rounded down to the nearest whole share.

(iii) Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the First Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(iv) Each share of Company Stock held in the Company’s treasury or owned by Parent, Merger Sub, Merger Sub II or the Company immediately prior to the First Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

(v) The numbers of shares of Parent Common Stock and Parent Series X Preferred Stock, as applicable, that the Company Stockholders are entitled to receive as a result of the Mergers and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock and Parent Series X Preferred Stock occurring on or after the Effective Date and prior to the Closing.

(b) On the terms and subject to the conditions set forth herein, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of any securities of Parent or the Surviving Corporation: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the limited liability company interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the limited liability company interests of the Surviving Entity, which shall constitute 100% of the outstanding equity of the Surviving Entity, all of which shall be owned by Parent, which shall continue as the sole member of the Surviving Entity. From and after the Second Effective Time, the limited liability company interests of Merger Sub II as of immediately prior to the Second Effective Time shall be deemed for all purposes to represent the number of limited liability company interests of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.

Section 2.08 Treatment of Company Options, Company Warrants and Convertible Notes.

(a) Effective as of the First Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the First Effective Time, whether or not then vested or exercisable, shall by virtue of the First Merger and without any action on the part of Parent or the Company, be assumed by Parent and shall be converted into a stock option (a “Converted Option”) to acquire shares of Parent Class A Stock. Each such Converted Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions (including vesting) as applied to the Company Option immediately prior to the First Effective Time (but taking into account any changes thereto provided for in the applicable Equity Incentive Plan, in any award agreement or in such Company Option by reason of this Agreement or the Transactions). As of the First Effective Time, each such Converted Option as so assumed and converted shall be exercisable for that number of shares of Parent Class A Stock determined by multiplying the number of shares of the Company Stock subject to such Company Option immediately prior to the First Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole share, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the First Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent; provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. Each holder of a vested Converted Option as of immediately following the First Effective Time shall also be entitled to receive its Earn Out Pro Rata Share of any Earn Out Shares if a Triggering Event occurs in accordance with Article III. As of the First Effective Time, all Company Options shall no longer be outstanding and each holder of Converted Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 2.08(a). The Company shall take all necessary or desirable actions to effect the treatment of Company Options pursuant to this Section 2.08(a) in accordance with the Equity Incentive Plan and the applicable award agreements.

(b) The term “Company Warrant” means each unexercised warrant to purchase shares of Company Stock from the Company held by any Person, whether or not then vested or fully exercisable, granted prior to the First Effective Time (each such Person, a “Company Warrantholder”), and the term “Exercisable Company Warrant” means each Company Warrant that is vested or fully exercisable immediately prior to the First Effective Time. Each Company Warrant that is issued and outstanding immediately prior to the First Effective Time, shall be either (i) converted into shares of Parent Class A Stock and in connection therewith such underlying Company Warrant shall be treated for all purposes of this Agreement as if it was exercised on a net basis or terminated immediately prior to the First Effective Time in accordance with the terms of the agreements underlying such Company Warrant or (ii) assumed by Parent and converted into a warrant of Parent to purchase shares of Parent Class A Stock.

(c) Prior to the First Effective Time, each Convertible Note will be converted into Company Stock, be paid off in accordance with the terms thereof or remain outstanding as Indebtedness without the right to convert into capital stock following the First Effective Time.

(d) Effective upon the occurrence of the Second Effective Time and to the extent not otherwise paid off at the Closing, Parent shall assume any outstanding Indebtedness of the Company.

Section 2.09 Dissenting Shares. Notwithstanding Section 2.07, shares of Company Stock outstanding immediately prior to the First Effective Time and held by a Company Stockholder who has not voted in favor of the Mergers or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL shall not be converted into the right to receive such Company Stockholder’s applicable portion of the Total Stockholder Consideration in accordance with Section 2.07(a)(i) (such shares of Company Stock being referred to collectively as the “Dissenting Shares”), unless such Company Stockholder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the First Effective Time, such Company Stockholder fails to perfect, withdraws or otherwise loses the right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the First Effective Time into the right to receive such Company Stockholder’s applicable portion of the Total Stockholder Consideration. The Company shall give Parent prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Company Stock or dissenters’ rights, attempted withdrawals of such demands, notices, and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or dissenters’ rights or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Section 2.10 Surrender of Company Stock and Certificates and Disbursement of Closing Consideration.

(a) Subject to this Section 2.10, at the First Effective Time, Parent shall deliver, or cause to be delivered to each Company Stockholder by way of the Exchange Agent such Company Stockholder’s applicable portion of the Stockholder Merger Consideration (the “Closing Consideration”).

(b) Prior to the First Effective Time, Parent shall appoint a commercial bank or trust company (the “Exchange Agent”) for the purpose of paying each Company Stockholder their portion of the Closing Consideration; provided, however, that Parent shall afford the Company the opportunity to review any proposed Contract with the Exchange Agent prior to execution, and shall accept the Company’s reasonable comments thereto.

(c) At the First Effective Time, Parent shall make available the aggregate amount of the Closing Consideration (the “Exchange Fund”). At the First Effective Time, Parent shall deliver irrevocable instructions to the Exchange Agent to deliver the Closing Consideration out of the Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this Article II.

(d) Promptly after the First Effective Time (and in any event within five Business Days thereafter), the Exchange Agent shall mail to each Company Stockholder (other than holders of Excluded Shares or Dissenting Shares): (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title shall pass, only upon proper transfer of each share of Company Stock held by such Company Stockholder to the Exchange Agent, including, as applicable, delivery of any Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)), such letter of transmittal to be in such form and have such other provisions as Parent may reasonably agree; and (ii) instructions for transferring such shares of Company Stock to the Exchange Agent, including, as applicable, for surrendering any Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)) (the “Surrender Documentation”); provided, however, that the Exchange Agent shall not be required to deliver the Surrender Documentation to any Company Stockholder that has delivered evidence of the proper transfer of its shares of Company Stock to the Exchange Agent, including, as applicable, the surrender of any applicable Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)) at least two Business Days prior to the Closing Date. Upon proper transfer of each share of Company Stock to the Exchange Agent in accordance with the terms of the Surrender Documentation, including, as applicable, surrender of any applicable Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)), the Exchange Agent will deliver to the holder of such shares of Company Stock in exchange therefor such holder’s portion of the Closing Consideration in accordance with Section 2.10(a), with the Stockholder Merger Consideration being delivered via book-entry issuance, in each case, after giving effect to any required Tax withholdings as provided in Section 2.11; provided, however, that if the holder of such shares of Company Stock properly transfers to the Exchange Agent such shares of Company Stock, including, as applicable, by surrender of any applicable Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)), at least two Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder thereof in exchange therefor such holder’s portion of the Closing Consideration covered by such shares of Company Stock in accordance with clauses (A) and (B) of this sentence on the Closing Date or as promptly as practicable thereafter. Any shares of Company Stock transferred and any Certificates so surrendered in connection therewith shall forthwith be cancelled. Until so surrendered or transferred, any shares of Company Stock and any Certificates shall represent after the First Effective Time for all purposes only the right to receive the applicable portion of the Total Stockholder Consideration attributable to such shares of Company Stock or such Certificates. No interest will be paid or accrued on any amount payable upon due transfer of such shares of Company Stock or such Certificates. In the event of a transfer of ownership of shares of Company Stock that is not registered in the transfer records of the Company, the applicable portion of the Total Stockholder Consideration to be delivered upon due transfer of the underlying shares of Company Stock may be issued to such transferee only if all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable are presented to the Exchange Agent.

(e) From and after the First Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, any Certificate is presented to the Surviving Corporation, Surviving Entity, Parent or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest) the portion of the Total Stockholder Consideration represented by such Certificate.

(f) Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund, if applicable) that remains unclaimed by the Company Stockholders for 180 days after the First Effective Time shall be delivered to Parent. Any Company Stockholder who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of their respective portion of the Total Stockholder Consideration (after giving effect to any required Tax withholdings as provided in Section 2.11) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.10(g)) or valid transfer of its shares of Company Stock, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Surviving Entity, Parent, the Exchange Agent or any other Person shall be liable to any former Company Stockholder for any amount properly delivered to a Public Official pursuant to applicable abandoned property, escheat or similar Legal Requirements.

(g) In the event any Certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, or the Surviving Corporation or the Surviving Entity with respect to such Certificate, the Exchange Agent shall issue the portion of the Total Stockholder Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.11).

Section 2.11 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, Merger Sub II, the Company, the Surviving Corporation, the Surviving Entity, the Exchange Agent and their Affiliates and representatives shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under Applicable Legal Requirements; provided, that if Parent, Merger Sub, Merger Sub II, any of their respective Affiliates, or any party acting on their behalf determines that any payment to the Company Stockholders hereunder is subject to deduction and/or withholding, then Parent shall provide notice to the Company as soon as reasonably practicable after such determination (and Parent shall use commercially reasonable efforts to provide at least five Business Days’ prior notice of any such deduction or withholding). To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Entity. Parent, Merger Sub and Merger Sub II agree to reasonably cooperate with the Company in order to reduce or eliminate any deduction or withholding of Taxes required to be made in connection with the transactions contemplated by this Agreement.

Section 2.12 Taking of Necessary Action; Further Action. If, at any time after the First Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity following the Mergers with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Merger Sub and Merger Sub II, the officers and directors or members, as applicable, (or their designees) of the Company, Merger Sub and Merger Sub II are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.13 Tax Treatment of the Mergers. For U.S. federal income tax purposes (and for purposes of any applicable state or local tax Legal Requirements that follow the U.S. federal income tax treatment), each of the Parties intends that the Mergers constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state or local tax Legal Requirements) to which each of Parent and the Company are parties under Section 368(b) of the Code (the “Intended Income Tax Treatment”). This Agreement hereby is adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties will prepare and file all Tax Returns consistent with the Intended Income Tax Treatment and will not take any inconsistent position on any Tax Return, during the course of any audit, litigation or other proceeding with respect to Taxes or otherwise, in each case, except as otherwise required by a change in applicable law after the Effective Date or as required by a determination within the meaning of Section 1313(a) of the Code. No Party shall knowingly take or knowingly cause to be taken any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment.

Section 2.14 Additional Shares.

(a) Upon and subject to the Closing, Parent shall abide by the holdback arrangement provided for herein, pursuant to which Parent shall holdback on the Closing Date a number of shares of Parent Class A Stock equal to the number of shares of Parent Class A Stock issued (A) to the PIPE Investors and (B) to former Conversion Stockholders in respect of their shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes in an aggregate amount not to exceed 27,782,840 shares of Parent Class A Stock. Such shares of Parent Class A Stock so held back shall reduce the number of shares of Parent Class A Stock otherwise issuable to the Company Stockholders (other than in respect of shares of Company Series X Preferred Stock and the shares of Conversion Stock) at the Closing in accordance with the terms of Section 2.07. The shares of Parent Class A Stock so held back (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Common Stock occurring on or after the Closing), as long as they are so held back, shall be referred to as the “Holdback Shares”, and shall be held back for the duration of the Adjustment Period and disbursed in accordance with the terms of this Agreement and the Subscription Agreements. The Parent shall disburse all or a portion of the Holdback Shares in accordance with the terms and conditions of this Section 2.14.

(b) On the Measurement Date:

(i) if the Adjustment Period VWAP is less than $10.00 per share of Parent Class A Stock, then Parent will promptly (but in any event within five Business Days) after the Measurement Date, issue all or a portion of the Holdback Shares to the PIPE Investors and the former Conversion Stockholders, with each PIPE Investor or former Conversion Stockholder receiving a number of shares of Parent Class A Stock equal to the product of (x) (A) the number of shares of Parent Class A Stock issued immediately prior to the Closing to such PIPE Investor under such PIPE Investor’s Subscription Agreement which such PIPE Investor continues to hold through the Measurement Date or (B) the number of shares of Parent Class A Stock issued to such former Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes which such former Conversion Stockholder continues to hold through the Measurement Date, as applicable, multiplied by (y) the amount set forth under the column “Number of Additional Shares” that corresponds to such finally determined Adjustment Period VWAP as set forth on Exhibit I attached hereto (such Holdback Shares, the “Additional Shares”); provided, that in no event shall the number of Additional Shares issued to all of the PIPE Investors and former Conversion Stockholders exceed 27,782,840 shares of Parent Class A Stock in the aggregate. Notwithstanding anything to the contrary herein, no fraction of a share of Parent Class A Stock will be issued pursuant to this Section 2.14(b)(i), and if a PIPE Investor or former Conversion Stockholder would otherwise be entitled to a fraction of a share of Parent Class A Stock, such PIPE Investor or former Conversion Stockholder, as applicable, shall instead have the number of Additional Shares issued to such PIPE Investor or former Conversion Stockholder, as applicable, rounded down to the nearest whole share of Parent Class A Stock. If any Holdback Shares remain after issuance by Parent of the shares of Parent Class A Stock sufficient to satisfy in full of the obligation to issue Additional Shares to the PIPE Investors and former Conversion Stockholders pursuant to this Section 2.14(b)(i), subject to Section 2.14(c), such remaining Holdback Shares shall be issued to the Company Stockholders (other than the holders of shares of Company Series X Preferred Stock and the former Conversion Stockholders) in accordance with each Company Stockholders’ Holdback Pro Rata Shares as set forth on an updated Merger Consideration Schedule prepared and delivered by Parent; and

(ii) subject to Section 2.14(c), if the Adjustment Period VWAP is equal to or more than $10.00 per share of Parent Class A Stock, then Parent will promptly (but in any event within five Business Days) after the Measurement Date, issue all of the Holdback Shares to the Company Stockholders (other than the holders of shares of Company Series X Preferred Stock and the former Conversion Stockholders), in accordance with an updated Merger Consideration Schedule prepared by Parent, which will specify the Holdback Shares that each Company Stockholder is entitled to receive under this Section 2.14(b)(ii) in accordance with each Company Stockholders’ Holdback Pro Rata Share.

(c) Notwithstanding anything in this Agreement to the contrary, no holder of shares of Company Series X Preferred Stock shall be entitled to receive any Holdback Shares in respect of such Company Series X Preferred Stock or Parent Series X Preferred Stock issued as merger consideration in respect thereof.

(d) Notwithstanding anything in this Agreement to the contrary, if (i) at any time from the Closing through the Measurement Date, (A) a PIPE Investor is not the record and beneficial owner of all the Committed Shares (as defined in the Subscription Agreements) initially issued to such PIPE Investor pursuant to such PIPE Investor’s Subscription Agreement or such PIPE Investor otherwise transfers its Committed Shares from the Parent’s transfer agent’s custody to a brokerage or other account not controlled by the Parent’s transfer agent on behalf of such PIPE Investor or (B) a former Conversion Stockholder is not the record and beneficial owner of all of the shares of Parent Class A Stock initially issued to such former Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes or such former Conversion Stockholder otherwise transfers the shares of Parent Class A Stock initially issued to such former Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes from the Parent’s transfer agent’s custody to a brokerage or other account not controlled by the Parent’s transfer agent on behalf of such former Conversion Stockholder or (ii) (A) at any time prior to the Measurement Date, a PIPE Investor or any Person acting on its behalf or pursuant to any understanding with such PIPE Investor, directly or indirectly, engages in any transaction in breach of Section 4(r) of such PIPE Investor’s Subscription Agreement or (B) at any time prior to the Measurement Date, a Conversion Stockholder or any Person acting on its behalf or pursuant to any understanding with such Conversion Stockholder, directly or indirectly, engages in any Hedging Transaction with respect of its shares of Parent Class A Stock initially issued to such former Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes, such PIPE Investor or Conversion Stockholder, as applicable, shall automatically and irrevocably forfeit any right to or interest in any Additional Shares.

(e) For the purposes of this Section 2.14, Oaktree and Polpat shall be excluded from the definition of “PIPE Investor” and shall not be entitled to receive any Additional Shares in their capacity as a PIPE Investor.

ARTICLE III

EARN OUT

Section 3.01 Issuance of Earn Out Shares. Following the Closing, during the Earn Out Period, within the earlier of five Business Days after the occurrence of the applicable Triggering Event and the end of the Earn Out Period, Parent shall issue or cause to be issued to the Earn Out Participants (in accordance with their respective Earn Out Pro Rata Shares) an aggregate of up to 100,000,000 shares of Parent Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Common Stock and Converted Options occurring on or after the Closing, the “Earn Out Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other Transaction Agreements. Upon the occurrence of a Triggering Event, each Earn Out Participant shall be entitled to receive a one-time issuance of its Earn Out Pro Rata Share of the Triggered Earn Out Shares with respect to such Triggering Event. In no event will the Earn Out Participants be entitled to receive more than an aggregate of 100,000,000 Earn Out Shares. Any unearned portion of the Earn Out Shares not earned prior to the expiration of the Earn Out Period shall be forfeited.

Section 3.02 Acceleration Event. If, during the applicable portion of the Earn Out Period, there is a Change of Control that will result in the holders of Parent Common Stock receiving a per share price equal to or in excess of the applicable Common Share Price required in connection with an applicable Triggering Event (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control any applicable Earn Out Shares that have not previously been issued to the Company Stockholders (whether or not previously earned) shall be deemed earned (and such Triggering Event achieved); provided, however, that such Earn Out Shares shall be deemed earned (and such Triggering Event achieved) only (a) if such Change of Control has been approved by a majority of the independent directors on the board of directors of Parent; and (b) to the extent the price per share of Parent Common

Stock in the Change of Control equals or exceeds the applicable Common Share Price required in connection with such Triggering Event. For the avoidance of doubt, in the event of a Change of Control, including where the consideration payable is other than a specified price per share, for purposes of determining whether a Common Share Price required in connection with an applicable Triggering Event has been achieved, the price paid per share of Parent Common Stock shall be calculated as if the Earn Out Shares with respect to such Triggering Event (inclusive of all other Triggering Events that are achieved by such Common Share Price) are issued and outstanding.

Section 3.03 Tax Treatment of Earn Out Shares and Holdback Shares. The Parties intend for any issuance of Earn Out Shares and any issuance of Holdback Shares to the Company Stockholders pursuant to Section 2.14(b) (excluding any issuance that is properly treated as compensation for applicable Tax purposes, and excluding any amounts properly characterized as interest for applicable tax purposes), including any issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.02, to be treated as an adjustment to the Total Stockholder Consideration by the Parties that is eligible for treatment as qualifying property that may be received without the recognition of gain in connection with the Mergers for U.S. federal income Tax purposes, and the Parties agree to prepare and file all Tax Returns consistent with such treatment and will not take any inconsistent position on any Tax Return, during the course of any audit, litigation or other proceeding with respect to Taxes or otherwise, except as otherwise required by a change in applicable law after the Effective Date or as required by a determination within the meaning 1313(a) of the Code, and any such issuance of Earn Out Shares or Holdback Shares, including any issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.02, is intended to comply with, and (without modifying any of the other express terms hereof) shall be effected in accordance with, Rev. Proc. 84-42, 1984-1 C.B. 521.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except (a) as set forth in the disclosure letter dated as of the Effective Date delivered by the Company to Parent, Merger Sub and Merger Sub II prior to or in connection with the execution and delivery of the Original Agreement (the “Original Company Disclosure Letter”), as amended by that certain First Amendment to the Company Disclosure Letter, dated as of the Second Amendment Date, delivered by the Company to Parent, Merger Sub and Merger Sub II prior to or in connection with the execution and delivery of this Agreement (the Original Company Disclosure Letter, as amended, the “Company Disclosure Letter”), and (b) as contemplated by the Pre-Closing Restructuring, the Company hereby represents and warrants to Parent, Merger Sub and Merger Sub II as follows:

Section 4.01 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company is duly licensed or qualified to do business in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company, as amended and currently in effect, have been made available to Parent or its Representatives.

Section 4.02 Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 4.02 of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has previously provided to Parent or its Representatives true and complete copies of the Charter Documents of the Company Subsidiaries, as amended and currently in effect.

(b) Each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.03 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 82,000,000 shares of Company Common Stock, of which 17,502,006 shares are issued and outstanding as of the Effective Date; and (ii) 40,887,705 shares of preferred stock, of which 9,562,500 shares of Company Series A Preferred Stock, 5,248,998 shares of Company Series B-1 Preferred Stock, 123,034 shares of Company Series B-2 Preferred Stock, 1,365,217 shares of Company Series B-3 Preferred Stock, 1,956,032 shares of Company Series B-4 Preferred Stock, 79,381 shares of Company Series B-5 Preferred Stock, 8,094,525 shares of Company Series C-1 Preferred Stock, 4,433,476 shares of Company Series C-2 Preferred Stock, 2,524,542 shares of Company Series C-3 Preferred Stock and 7,500,000 shares of Company Series Seed Preferred Stock are issued and outstanding as of the Effective Date. There are 14,070,475 shares of Company Common Stock reserved for issuance under the Equity Incentive Plan. The Company Warrants to purchase 7,221,014 shares of Company Common Stock, 255,239 shares of Company Series B-1 Preferred Stock and 142,159 shares of Company Series C-1 Preferred Stock are issued and outstanding as of the Effective Date. No other shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Common Stock and Company Preferred Stock has been issued in compliance in all material respects with: (A) Applicable Legal Requirements and (B) the Company’s Charter Documents. Section 4.03(a) of the Company Disclosure Letter contains a true and correct list of (x) all Company Common Stock and Company Preferred Stock owned by each Company Stockholder, and the respective class(es) thereof, and (y) each Company Option outstanding as of the Effective Date, the holder thereof, the number of shares of Company Common Stock or Company Preferred Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof.

(b) Other than the Company Options, Company Warrants and Convertible Notes, (i) there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company and (ii) the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Company Common Stock or Company Preferred Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock or Company Preferred Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings with respect to the shares of Company Common Stock or Company Preferred Stock.

(c) The outstanding shares of capital stock (or other Equity Interests) of each of the Company Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock (or other Equity Interests) of such Company Subsidiaries free and clear of any Liens other than (i) as may be set forth on Section 4.03(c) of the Company Disclosure Letter; (ii) for any restrictions on sales of securities under applicable securities laws; and (iii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other Equity Interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other Equity Interests), the sale of treasury shares, or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other Equity Interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other Equity Interests). Except for the Equity Interests of the Company Subsidiaries set forth on Section 4.02(a) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the Effective Date or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(d) Each Company Option (i) was granted in all material respects in compliance with (A) all Applicable Legal Requirements and (B) all of the terms and conditions of the Equity Incentive Plan pursuant to which it was issued; and (ii) has a grant effective date identical to or later than the date on which the board of directors or compensation committee of the Company actually awarded such Company Option.

(e) Except as provided for in this Agreement, as a result of the consummation of the Transactions, other than issuances required under the terms of a Company Benefit Plan as in effect on the Effective Date, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.04 Due Authorization. Other than the Company Stockholder Approval, the Company has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Mergers), in each case, subject to the consents, approvals, authorizations and other requirements described in Section 4.05. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Mergers) have been duly and validly authorized by all requisite action, including approval by the board of directors of the Company and, following receipt of the Company Stockholder Approval, the Company Stockholders as required by the DGCL, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement and the other Transaction Agreements to which the Company is a party have been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Merger Sub II) constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.05 No Conflict; Governmental Consents and Filings.

(a) Except as set forth on Section 4.05(a) of the Company Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements to which the Company is a party by the Company do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Charter Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, or require a consent under any Company Material Contract or Approval, or terminate or result in the termination of any Company Material Contract, or result in the creation of any Lien under any Company Material Contract upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien; or (iv) result in a violation or revocation of any required Approvals, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) and (iv) would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b) No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or any other Person is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions (including the Mergers), except for: (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole; (iii) compliance with any applicable requirements of the securities laws; (iv) as otherwise disclosed on Section 4.05(b) or Section 8.01(c) of the Company Disclosure Letter; (v) the FINRA Approval; (vi) the filing of the First Certificate of Merger in accordance with the DGCL; and (vii) the filing of the Second Certificate of Merger in accordance with the DLLCA.

Section 4.06 Legal Compliance; Approvals.

(a) Each of the Group Companies has during the past three years complied with, and is not currently in violation of, any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, no written, or to the Knowledge of the Company, oral notice of non-compliance with any Applicable Legal Requirements has been received during the past three years by any of the Group Companies.

(b) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Section 4.06(b) of the Company Disclosure Letter sets forth (i) all material Approvals of each Group Company and (ii) all pending material Approvals of each Group Company. The operations of the Group Companies are and have during the last three years been conducted in compliance with all Approvals, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, all material Approvals are in full force and effect, and no Group Company has received any written, or to the Knowledge of the Company, oral notice from a Governmental Entity during the past three years regarding: (i) any violation of or failure to comply with any term or requirement of any Approval or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Approval.

Section 4.07 Government Contracts. The Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Entity, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Entity that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

Section 4.08 Financial Statements.

(a) Set forth on Section 4.08(a) of the Company Disclosure Letter are the true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2018 and December 31, 2019, together with the auditor’s reports thereon (the “AICPA Audited Financial Statements”). The AICPA Audited Financial Statements (i) have been prepared from, and reflect in all material respects, the books and records of the Company and its Subsidiaries and have been prepared in accordance with GAAP and (ii) present fairly, in all material respects, the consolidated financial position and results of operations, the cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the dates and for the periods indicated therein in conformity with GAAP consistently applied throughout the periods covered thereby.

(b) Set forth on Section 4.08(b) of the Company Disclosure Letter are true and complete copies of the draft audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2019, and drafts of the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2020 and December 31, 2019 (the “Draft PCAOB Financial Statements”).

(c) The PCAOB Audited Financial Statements when delivered, and, if required to be delivered pursuant to Section 6.03, the 2021 Interim Financial Statements and the FY 2021 Financial Statements (i) present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such financial statements (subject, in the case of the 2021 Interim Financial Statements, to normal year-end adjustments and the absence of footnotes); (ii) were prepared in conformity with GAAP; (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries (subject, in the case of the 2021 Interim Financial Statements, to normal year-end adjustments and the absence of footnotes); and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(d) During the past three years, neither the Company (including, to the Knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company; (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company; or (iii) any claim or allegation regarding any of the foregoing. None of the Group Companies is a party to, or has any commitment to become a party to, any off balance sheet arrangement, including any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S K promulgated by the Securities and Exchange Commission).

Section 4.09 No Undisclosed Liabilities. The Group Companies do not have any Liabilities that would be required to be set forth on a balance sheet prepared in accordance with GAAP, except for Liabilities: (a) provided for in, or otherwise reflected or adequately reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent audited balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Group Companies and which are not material to the Group Companies, taken as a whole; (c) incurred in connection with the transactions contemplated by this Agreement; or (d) that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.10 Absence of Certain Changes or Events. Since December 31, 2020, no Company Material Adverse Effect has occurred that is continuing.

Section 4.11 Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole: (a) there currently are no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; (b) to the Knowledge of the Company, there are no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against any of the Group Companies with regard to their actions as such; (c) there currently are no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; (d) there currently are no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any of the Group Companies; and (e) there are no Orders imposed or, to the Knowledge of the Company, threatened in writing to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such.

Section 4.12 Company Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a complete list of each material Company Benefit Plan (separately identifying the Company Benefit Plans for each applicable jurisdiction), including all employment Contracts, offer letters or contractor agreement unless (i) any such arrangement is in a form substantially similar to a form of employment Contract or offer letter identified on Section 4.12(a) of the Company Disclosure Letter or (ii) solely with respect to contractor agreements, such agreement is (A) terminable with less than 15 days’ notice or (B) requires the payment of fees by the Company of less than $10,000 per month. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, any employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, vacation, sick, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit-

sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, and any other agreement, arrangement, plan, Contract, policy or program providing compensation or other benefits to any current or former director, officer, employee or other service provider, whether or not in writing, which is maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries or under which the Company or any of the Company Subsidiaries has any obligation or liability (contingent or otherwise); provided, that no “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA shall be a Company Benefit Plan hereunder.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent or its representatives copies of: (i) such Company Benefit Plan, or the applicable form listed on Section 4.12(a) of the Company Disclosure Letter, and any trust agreement relating to such plan; (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required; (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable); (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan; (v) the most recently prepared actuarial report for such Company Benefit Plan, if applicable; and (vi) any material non-routine correspondence with any Governmental Entity regarding any Company Benefit Plan during the past three years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole: (i) each Company Benefit Plan has been administered in accordance with its terms and all Applicable Legal Requirements, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the Effective Date have been made; and (iii) no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code: (A) has received a favorable determination or opinion letter as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and nothing has occurred and no circumstances exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(d) Neither the Company, the Company Subsidiaries, nor any of their respective ERISA Affiliates has, within the past six years, sponsored, been obligated to contribute to, or has any reasonable expectation of current or contingent liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, with respect to the Company Benefit Plans or their administrators or fiduciaries: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(f) None of the Company Benefit Plans provides for, and the none of the Group Companies has any Liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or the Company Subsidiaries under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of the Company or the Company Subsidiaries under any Company Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its Subsidiaries under any Company Benefit Plan.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

(i) No Group Company member maintains an obligation to gross-up or reimburse any current or former employee, individual consultant or director for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Company Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects and (ii) each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code.

(k) Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Parent, the Company or any of the Company Subsidiaries other than ordinary administration expenses typically incurred in a termination event and/or payments or benefits provided pursuant to the terms of such Company Benefit Plan as in effect on the Effective Date.

Section 4.13 Labor Relations.

(a) As of the Effective Date, no Group Company is a party to, bound by, negotiating or required to negotiate any collective bargaining agreement or other agreement with a labor union or other labor organization. No employees of any Group Company are represented by any labor union or other labor organization. To the Company’s Knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, there are no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member pending, or, to the Knowledge of the Company, threatened against or involving the Company involving any employee, and since January 1, 2018, there have been no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member. To the Company’s Knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company member and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

(c) Except as otherwise listed on Section 4.13(c) of the Company Disclosure Letter, as of the Effective Date, there are no material complaints, charges or claims against the Company pending or, to Knowledge of the Company, threatened, and for the past three years, there have been no material complaints, charges or claims against any Group Company member, before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, the Company is, and for the past three years, has been, in compliance with all Applicable Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, the federal Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Legal Requirement (collectively, “WARN”), collective bargaining, occupational health and safety, workers’ compensation, and immigration. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the six months prior to the Effective Date and no such events are reasonably expected to occur prior to Closing.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, during the past three years, there have been no employment discrimination or employment or sexual harassment or sexual misconduct allegations raised, brought, threatened, or settled relating to any current or former appointed officer or director or employee at the level of vice president or above of the Company or any of the Company Subsidiaries involving or relating to his or her services provided to the Company or any of the Company Subsidiaries. During the past three years, the Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former appointed officer or director or employee at the level of vice president or above.

(f) The execution and delivery of this Agreement and the other Transaction Agreements and the performance of this Agreement and the Transactions do not require any Group Company member to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

(g) To the Knowledge of the Company, no officer or key employee of the Company intends to resign or retire as a result of the transactions contemplated by this Agreement.

Section 4.14 Real Property; Tangible Property.

(a) No member of the Group Companies owns, or has ever owned, any real property.

(b) Section 4.14(b) of the Company Disclosure Letter lists, as of the Effective Date, all material real property leased, subleased or otherwise occupied, by the Group Companies (the “Leased Real Property”), including the address of such Leased Real Property and all leases, subleases, licenses, occupancy agreements and other similar documents related to the Group Companies’ use or occupancy of any Leased Real Property, including all amendments and modifications thereto and guarantees thereof (collectively, the “Company Real Property Leases”). The Company or one of the Company Subsidiaries has a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property free and clear of any and all Liens (other than Permitted Liens). The Company Real Property Leases are (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the

Knowledge of the Company, represent the valid and binding obligations of the other parties thereto. The Company has made available to Parent true, correct and complete copies of all material Company Real Property Leases. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach or default under, and no event has occurred which, with notice or the lapse of time or both, would become a breach or default under, any Company Real Property Lease, and no party to any Company Real Property Lease has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event which, individually or in the aggregate, would reasonably be expected to be material to the Group Companies, taken as a whole. No party to any Company Real Property Lease has exercised any termination rights with respect thereto. No Leased Real Property, or any portion thereof, is currently sublet or sublicensed by any Group Company to a third party. No condemnation proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Leased Real Property which, individually or in the aggregate, would reasonably be expected to be material to the Group Companies, taken as a whole.

(c) The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets reflected on the books and records of the Company or personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the Intellectual Property rights and contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by or on behalf of the Group Companies have been timely filed (after giving effect to any valid extensions), and all such Tax Returns are true, correct and complete in all material respects and accurately reflect all material liability for Taxes of (and with respect to) the Group Companies. None of the Group Companies is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b) All material Taxes and material Tax liabilities due and payable by the Group Companies have been timely paid in full. All such Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Group Companies in accordance with GAAP.

(c) The Group Companies have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by the Group Companies have been timely withheld and (to the extent required to have been so paid over) paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against any Group Company, which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against any Group Company with respect to any Taxes due from such entities (and, to the Knowledge of the Company, no such audit is pending or contemplated).

(e) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) There are no Tax indemnification, allocation, sharing, or similar agreements or arrangements under which any Group Company could be liable after the Closing Date for the Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(g) None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two years.

(h) None of the Group Companies has entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) No Group Company: (i) has any liability for the Taxes of another Person (other than another Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal state, local, or foreign income Tax purposes, other than a group the common parent of which was and is the Company (or another Group Company).

(j) No Group Company has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect, and no written request for any such waiver or extension is currently pending. No Group Company is presently contesting any material Tax liability before any Governmental Entity.

(k) No Group Company has a permanent establishment in any country other than the country of its organization, or is subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local tax Legal Requirements) that existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing; or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date. No Group Company is required to make any material payments of Tax after the Closing as a result of an election under Section 965(h) of the Code made prior to the Closing.

(m) The Company is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) Subject to exceptions as would not be material, no claim has been made in writing (nor to the Knowledge of the Company is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(o) The Company has not knowingly taken any action (nor knowingly permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Income Tax Treatment.

(p) The Group Companies are in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

Section 4.16 Environmental Matters.

(a) Each of the Group Companies, and each property or facility at any time owned, leased, or operated by any of the Group Companies, is, and for the past three years has been, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Group Companies, taken as a whole.

(b) Each of the Group Companies has obtained, holds, is, and for the past three years has been, in compliance with all permits required under Environmental Laws for each of the Group Companies to own or operate their assets and to conduct their respective businesses, except where the absence of, or failure to be in compliance with, any such permit would not reasonably be expected to be material to the Group Companies, taken as a whole.

(c) Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, there are no written claims or notices of violations pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies or any property or facility owned, leased, or operated by any of the Group Companies alleging material violations of or liability under any Environmental Law, and, to the Knowledge of the Company there are no facts or circumstances which could reasonably be expected to form the basis of a Legal Proceeding under any Environmental Law.

(d) None of the Group Companies nor, to the Knowledge of the Company, any other Person has disposed of or released any Hazardous Material at, on or under any facility currently or formerly owned, leased or operated by any of the Group Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material Liability of the Group Companies under any Environmental Law.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies has agreed to indemnify any Person or assumed by Contract or Legal Requirement the defense or liability of any third party arising under Environmental Law.

(f) Each of the Group Companies’ statements and commitments made or disclosed to the SEC or other Governmental Entities, on websites, in any contractual agreements or in advertising or marketing materials concerning specific environmental or social commitments or programs of the respective Group Companies are (i) accurate in all material respects and (ii) in compliance in all material respects with all Legal Requirements of the SEC, the Federal Trade Commission, and other Governmental Entities (including all applicable Legal Requirements relating to securities, advertising or marketing) and all Environmental Laws.

(g) The Group Companies have made available to Parent copies of (i) all material written environmental reports, audits, assessments, inspections, liability analyses, memoranda and studies in the possession of the Group Companies with respect to Environmental Law, and (ii) any written communication or notices received from or sent to any Governmental Entity or other Person concerning any material non-compliance of, or liability under, Environmental Law relating to any of the Group Companies.

Section 4.17 Brokers; Third Party Expenses. No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or any of the Group Companies would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates.

Section 4.18 Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, of each registered Patent and Patent application, registered Trademark and application for Trademark registration, registered Copyright, and internet domain name (collectively, “Registered IP”), and material unregistered Trademarks used as the names of Company products or services, in each case, in which any of the Group Companies has an ownership interest or an exclusive license or similar exclusive right in any field or territory (in each case setting forth the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner).

(b) The Company or one of the Company Subsidiaries (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) owns, or has the right to use pursuant to a valid license, sublicense, or other written agreement all other Intellectual Property and IT Systems used in or necessary for the conduct and operation of the business of the Group Companies, as presently conducted and as proposed to be conducted immediately following the Closing (solely with respect to patents owned by third parties referenced in clause (ii) above, except as has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect) and none of the foregoing will be materially adversely impacted by (nor will require the payment or grant of additional material amounts or material consideration as a result of) the execution, delivery, or performance of this Agreement or any Transaction Agreement or the consummation of the Transactions.

(c) Except as has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Group Companies, the conduct and operation of the business of the Group Companies as presently conducted (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Group Companies), and the use of the Owned Intellectual Property has not in the last six years from the Effective Date infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, and are not infringing, misappropriating (or constitute or result from the misappropriation of) or otherwise violating any Intellectual Property rights of any Person. There are no Legal Proceedings pending (or to the Knowledge of the Company, threatened) and none of the Group Companies has received from any Person in the past six years any written (or to the Knowledge of the Company, oral) notice, charge, complaint, claim or other assertion (A) of any infringement, misappropriation or other violation of any Intellectual Property right of any Person or (B) contesting the use, ownership, validity, or enforceability of any of the Owned Intellectual Property. To the Knowledge of the Company, no third Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any Owned Intellectual Property, and no such claims have been made in writing against any Person by any of the Group Companies in the past six years. None of the Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that restricts the use, transfer, or registration of, or adversely affects the validity or enforceability of, any Owned Intellectual Property.

(d) No past or present director, officer or employee of any of the Group Companies owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Each of the past or present employees, consultants, and independent contractors of the Group Companies who were or are either (i) privy to any material Trade Secrets of any Group Company or (ii) engaged in creating or developing for or on behalf of such Group Company any material Owned Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a valid written agreement pursuant to which such Person has, respectively, (x) agreed to hold all confidential information of such Group Company in confidence both during and after such Person’s employment or retention, as applicable; and (y) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby (or all such rights, title, and interest vested in a Group Company by operation of law). To the Knowledge of the Company, there is no breach by any such Person with respect to any material Intellectual Property under any such agreement.

(e) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all Trade Secrets constituting Owned Intellectual Property (including all source code for any Software constituting Owned Intellectual Property) and all Trade Secrets of any Person to whom any Group Company has a contractual confidentiality obligation with respect to such Trade Secrets. No Trade Secret that constitutes Owned Intellectual Property and is material to the business of the Group Companies has been authorized to be disclosed, or, to the Knowledge of the Company, has been disclosed to any other Person, other than as subject to a written agreement that contains customary restrictions regarding the disclosure and use of such Trade Secret.

(f) No open source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any Software constituting Owned Intellectual Property, in each case, in a manner that requires or obligates any Group Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code constituting Owned Intellectual Property; (ii) license any Software constituting Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Software constituting Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (collectively, “Copyleft Terms”), in each case, except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company is in compliance with the terms and conditions of all relevant licenses for open source Software used in the business of the Group Companies (including any Software constituting Owned Intellectual Property).

(g) No government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by any Group Company in the development of any Owned Intellectual Property. No Governmental Entity has any: (i) ownership interest or exclusive license in or to any material Owned Intellectual Property; (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any Software except as set forth in Section 4.18(g)(ii) of the Company Disclosure Letter; or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(h) Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns or has a valid right to access and use all Company IT Systems. The Company IT Systems are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted. To the Knowledge of the Company, neither the Company IT Systems nor any Software that constitutes Owned Intellectual Property contains any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or defects that (i) materially disrupt or materially adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (ii) enable or assist any Person to access without authorization any Company IT Systems. To the Knowledge of the Company, during the past three years, there has been no material unauthorized access to or material breach or violation of any Company IT Systems. In the last three years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such Company IT Systems that have caused or could reasonably be expected to result in the substantial disruption of or material interruption in or to the conduct and operation of the business of the Group Companies.

(i) Except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole, neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will result in the: (i) loss or impairment of, or any Lien (other than any Permitted Lien) on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or (iv) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property.

Section 4.19 Privacy.

(a) The Group Companies, and any Person acting for or on the Group Companies’ behalf, have at all times during the past three years complied, as applicable to the Group Companies, with: (i) all applicable Privacy Laws; (ii) all of the Group Companies’ written policies regarding Personal Information (“Group Companies’ Privacy Notices”); and (iii) the Group Companies’ obligations regarding Personal Information and information technology security under any Contracts (clauses (i)-(iii) above, collectively, “Data Security Obligations”). None of the Group Companies has in the three years prior to the Effective Date received any notice of any claims, investigations, inquiries or alleged violations of any Data Security Obligation or been charged with the violation of any Privacy Laws. None of the Group Companies has notified in writing, or been required by Applicable Legal Requirements or Contract to notify in writing, any person or entity of any personal data or information security-related incident. None of the Group Companies’ Privacy Notices have contained any material omissions or been misleading or deceptive.

(b) Each of the Group Companies has during the past three years: (i) implemented and maintained, in all material respects reasonable security regarding the confidentiality, integrity and availability of their IT Systems and the data thereon against loss, theft, misuse or unauthorized access, use, modification or disclosure; and (ii) required all third-party service providers, outsourcers, processors or other third parties to comply with applicable Privacy Laws in all material respects. To the Knowledge of the Company, any third party who has provided Personal Information to such Group Company during the past five years has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) During the past three years, there have been no material breaches, security incidents, or material misuse of any Personal Information in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies and none of the Group Companies have experienced any information security incident that has compromised the integrity or availability of their IT Systems. During the past three years, the Group Companies have implemented reasonable disaster recovery and business continuity plans designed to safeguard the data and Personal Information in its possession or control. The Company has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated any issues identified.

Section 4.20 Agreements, Contracts and Commitments.

(a) Section 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract that is in effect as of the Effective Date. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each Company Real Property Lease and each of the following Contracts (other than any Company Benefit Plan) described in clauses (i) through (x) below to which any of the Group Companies is a party, by which any Group Company is bound, under which any Group Company has any obligation or under which any Group Company has any right or interest:

(i) Each Contract with any of the Top Vendors;

(ii) Each Contract (other than purchase orders or similar contracts with suppliers or customers entered into in the ordinary course of business) that the Company reasonably anticipates will involve annual payments or consideration furnished by or to any of the Group Companies of more than $500,000;

(iii) Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by any of the Group Companies from a third party, in each case, having an outstanding principal amount in excess of $500,000, excluding guarantees of performance under Government Contracts entered into in the ordinary course of business;

(iv) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies, in each case, whether by merger, purchase or sale of stock or assets or otherwise occurring in the last three years, other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing or (B) between the Company and its Subsidiaries;

(v) Each collective bargaining (or similar) agreement or Contract with any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries;

(vi) Each employment or consulting (with respect to an individual, independent contractor) Contract providing for annual base salary or consulting fee payments in excess of $250,000, excluding any such employment, consulting, or management Contract that is terminable by the Company or the applicable Company Subsidiary at will;

(vii) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $500,000;

(viii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);

(ix) Each Contract (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Government Contracts) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers, directors and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(x) Each Contract with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(xi) Each Contract, other than customary non-disclosure agreements, that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; or (C) solicit customers;

(xii) Each Contract (other than those made in the ordinary course of business): (A) providing for the grant of any preferential rights to purchase or lease any asset of the Group Companies; or (B) providing for any exclusive right to sell or distribute any material product or service of any of the Group Companies;

(xiii) Each Contract (including any license agreement, coexistence agreement and agreement with a covenant not to sue) pursuant to which any of the Group Companies either (1) grants to a third Person a license, immunity, or other right in or to any material Owned Intellectual Property or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Systems material to the business of any Group Company; provided, however, that none of the following shall be required to be set forth on Section 4.20(a)(xiii) of the Company Disclosure Letter but shall constitute Company Material Contracts if they otherwise qualify: (x) non-exclusive licenses of Owned Intellectual Property granted to customers in the ordinary course of business; (y) licenses of open source Software; and (z) click-wrap, shrink-wrap and off-the-shelf Software licenses, and software-as-service or similar cloud service agreements, in each case that are for uncustomized Software or services and available on standard terms to the public generally with license, maintenance, support and other fees less than $500,000 per year.

(xiv) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiii) of this Section 4.20(a).

(b) All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception and (ii) represent the legal, valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts have been made available to Parent. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

(c) Other than the Affiliate Agreements listed in Section 4.20 of the Company Disclosure Letter, there are no other transactions pending or contemplated between any of the Group Companies and any of their current or former shareholders and Affiliates related to the business, ownership or operations of the Company.

Section 4.21 Insurance. Section 4.21 of the Company Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the Effective Date (collectively, the “Insurance Policies”), which policies are in full force and effect. None of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the Effective Date have been paid. There is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice). True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. The Insurance Policies satisfy all insurance-related requirements necessary for the Group Companies to maintain in good standing all Approvals.

Section 4.22 Related Party Transactions. No stockholder, officer or director of the Group Companies or to the Knowledge of the Company, any immediate family member thereof (a) is presently a party or has a direct or indirect interest in any Person (excluding any holdings of publicly traded securities) party to any Contract with any Group Company (excluding Contracts related to (i) employee compensation and other ordinary incidents of employment (including participation in Company Benefit Plans) and (ii) equity ownership); (b) owns any direct or indirect interest in any material assets of the Group Companies; or (c) has any cause of action or other claim against, or owes any amounts to, the Group Companies except for claims of employees in the ordinary course of business, including for bona-fide employment-related compensation, expense reimbursements, or accrued vacation pay or for accrued benefits under a Company Benefit Plan.

Section 4.23 Certain Provided Information. The information relating to the Group Companies supplied by the Company for inclusion in the Proxy Statement/Registration Statement will not, as of the date on which the Proxy Statement/Registration Statement (or any amendment or supplement thereto) is first distributed to holders of Parent Common Stock or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or Merger Sub II for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or any Parent SEC Reports or Additional Parent SEC Reports; or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 4.24 Anti-Corruption; Sanctions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of Group Companies, or, to the Company’s Knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of any of the Group Companies, is or has been, since December 31, 2018, (i) a Person named on any Sanctions Laws-related or Export Control Laws-related list of designated Persons; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions Laws; (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50% or more by one or more Persons described in clauses (i) or (ii); (iv) transacting business with or on behalf of any Person described in clauses (i) – (iii) or any country or territory described in clause (ii) in violation of Sanctions Laws; or (v) otherwise in violation of Sanctions Laws or Export Control Laws.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies, or, to the Company’s Knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of the Group Companies has, since December 31, 2018, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clauses (i) or (ii), in violation of the Anti-Corruption Laws.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies, or, to the Company’s Knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of the Group Companies has, since December 31, 2018, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clauses (i) or (ii), in violation of the Anti-Corruption Laws.

Section 4.25 Vendors.

(a) Section 4.25(a) of the Company Disclosure Letter sets forth, as of the Effective Date, the top ten vendors, based on the aggregate amount payable by the Company or its Subsidiaries to such counterparty during the trailing twelve months for the period ending December 31, 2020 or the anticipated aggregate amount payable by the Company or its Subsidiaries to such counterparty during the period ending on the date 12 months after the Effective Date (the “Top Vendors”).

(b) Except as set forth on Section 4.25(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the Effective Date, notified the Company or any of the Company’s Subsidiaries in writing, or to the Knowledge of the Company, verbally: (i) that it will, or, to the Knowledge of the Company, has threatened to, terminate, cancel, materially limit or materially alter and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement); or (ii) that it is in a material dispute with the Company or its Subsidiaries or their respective businesses.

Section 4.26 Sufficiency of Assets. The tangible and intangible assets owned, licensed or leased by the Group Companies constitute all of the assets reasonably necessary and sufficient, in all material respects, for the continued conduct of the business of the Group Companies in the ordinary course after the Closing as currently conducted as of the Effective Date.

Section 4.27 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V, NONE OF PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY

OTHER THAN AS EXPRESSLY MADE BY PARENT AND MERGER SUB, MERGER SUB II TO THE COMPANY IN ARTICLE V; AND (B) NONE OF PARENT, MERGER SUB, MERGER SUB II NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT, MERGER SUB, MERGER SUB II IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, MERGER SUB, MERGER SUB II AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.27, CLAIMS AGAINST PARENT, MERGER SUB, MERGER SUB II OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE V BY SUCH PERSON.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT, MERGER SUB AND MERGER SUB II

Except: (a) as set forth in the disclosure letter dated as of the Effective Date and delivered by Parent, Merger Sub and Merger Sub II to the Company on or prior to the Effective Date (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the Effective Date (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent, Merger Sub and Merger Sub II represent and warrant to the Company as follows:

Section 5.01 Organization and Qualification.

(a) Each of Parent and Merger Sub is a company duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub II is duly formed and is validly existing as a limited liability company in good standing under the laws of the State of Delaware.

(b) Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent and Merger Sub, taken as a whole. Merger Sub II has the requisite limited liability company power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

(c) None of Parent, Merger Sub or Merger Sub II are in violation of any of the provisions of their respective Charter Documents or the Parent Organizational Documents.

(d) Each of Parent, Merger Sub and Merger Sub II is duly qualified or licensed to do business as a foreign corporation or entity and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which Parent, Merger Sub and Merger Sub II are so qualified or licensed is listed on Section 5.01(d) of the Parent Disclosure Letter.

Section 5.02 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any Equity Interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than Merger Sub and Merger Sub II. Merger Sub and Merger Sub II have no assets or properties of any kind, do not now conduct and have never conducted any business prior to the Closing except for matters incidental to engaging in the Transactions, and does not have and will not have at the Closing obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Each of Merger Sub and Merger Sub II is an entity that has been formed solely for the purpose of engaging in the Transactions.

Section 5.03 Capitalization.

(a) As of the Effective Date: (i) 1,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (“Parent Preferred Stock”) are authorized and no shares are issued and outstanding; (ii) 380,000,000 shares of Class A common stock of Parent, par value $0.0001 per share (“Parent Class A Stock”), are authorized and 26,767,500 are issued and outstanding; (iii) 20,000,000 shares of Parent Class B Stock (and, together with the Parent Class A Stock, the “Parent Common Stock” and, together with the Parent Preferred Stock, the “Parent Shares”), are authorized and 6,468,750 shares are issued and outstanding; (iv) 138,500 warrants to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; and (v) 5,175,000 warrants to purchase one share of Parent Class A Stock (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Parent Class B Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share (the “Merger Sub Common Stock”). As of the Effective Date, 10 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens (other than any restrictions on sales of securities under applicable securities laws).

(c) The authorized equity interests of Merger Sub II consist of 100 membership units. All outstanding membership interests of Merger Sub II have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens (other than any restrictions on sales of securities under applicable securities laws).

(d) Except for the Parent Warrants and the Subscription Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent, Merger Sub or Merger Sub II is a party or by which any of them is bound obligating Parent, Merger Sub or

Merger Sub II to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares, Merger Sub Common Stock, or any other shares of capital stock or membership interests other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent Shares, Merger Sub Common Stock, or any other shares of capital stock or membership interests or other interest or participation in Parent, Merger Sub or Merger Sub II.

(e) Each Parent Share, share of Merger Sub Common Stock and Parent Warrant: (i) has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Charter Documents of Parent, Merger Sub or Merger Sub II, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Legal Requirements, the Charter Documents of Parent, Merger Sub or Merger Sub II, as applicable or any Contract to which any of Parent, Merger Sub or Merger Sub II is a party or otherwise bound by.

(f) Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Stock and Parent Series X Preferred Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and nonassessable, and not subject to any preemptive rights of any other stockholder of Parent and shall be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Legal Requirements).

Section 5.04 Authority Relative to this Agreement.

(a) Each of Parent, Merger Sub and Merger Sub II has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Mergers). The execution and delivery by Parent, Merger Sub and Merger Sub II of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent, Merger Sub and Merger Sub II of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate or similar action on the part of each of Parent, Merger Sub and Merger Sub II, and no other proceedings on the part of Parent, Merger Sub and Merger Sub II are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters. This Agreement and the other Transaction Agreements to which each of them is a party have been duly and validly executed and delivered by Parent, Merger Sub and Merger Sub II and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Parent, Merger Sub and Merger Sub II (as applicable), enforceable against Parent, Merger Sub and Merger Sub II (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(b) Assuming a quorum is present at the Special Meeting, as may be adjourned or postponed from time to time in accordance with this Agreement, the only votes of the holders of any of Parent’s capital stock necessary in connection with the entry into this Agreement by Parent, the consummation by Parent of the Transactions, including the Closing, and the approval of the Parent Stockholder Matters is the Parent Stockholder Approval.

(c) At a meeting duly called and held, the board of directors of Parent has unanimously (i) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the Effective Date, (ii) determined that it is in the best interests of Parent and the Parent stockholders, and declared it advisable, to enter into this Agreement providing for the Mergers, (iii) approved this Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions of this Agreement, and (iv) made the Parent Board Recommendation.

Section 5.05 No Conflict; Required Filings and Consents.

(a) Neither the execution, delivery nor performance by Parent, Merger Sub and Merger Sub II of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.05(b) are duly and timely obtained or made, conflict with or violate any Applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clauses (ii) or (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery by each of Parent, Merger Sub and Merger Sub II of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificates of Merger in accordance with the DGCL and DLLCA, as applicable; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; (iv) as otherwise disclosed on Section 8.01(c) of the Parent Disclosure Letter; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent the consummation of the Mergers.

Section 5.06 Compliance; Approvals. Since its incorporation or organization, as applicable, each of Parent, Merger Sub and Merger Sub II has complied in all material respects with and has not been in violation of any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any Applicable Legal Requirements has been received by any of Parent, Merger Sub and Merger Sub II. Each of Parent, Merger Sub and Merger Sub II is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.07 Parent SEC Reports and Financial Statements.

(a) Except as set forth in Section 5.07(a) of the Parent Disclosure Letter, Parent has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since the consummation of Parent’s initial public offering to the Effective Date, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the Effective Date, the “Parent SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the Effective Date through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or the New York Stock Exchange (the “NYSE”) (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent. As of the Effective Date, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports. Parent has not received any verbal communication or other notice from the SEC indicating that any of the Parent SEC Reports filed on or prior to the Effective Date is subject to ongoing SEC review or investigation as of the Effective Date (including in connection with the Warrant Accounting Issue). To resolve the Warrant Accounting Issue, Parent’s Form 10-Q for the quarterly period ended March 31, 2021 filed on July 23, 2021 with the SEC classified the Private Placement Warrants as derivative liabilities measured at fair value on Parent’s Financial Statements (the “Warrant Liabilities”).

Section 5.08 Absence of Certain Changes or Events. Since the date of incorporation of the Parent, no Parent Material Adverse Effect has occurred that is continuing.

Section 5.09 Litigation. Except as would not be material to Parent, Merger Sub or Merger Sub II: (a) there are no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against Parent, Merger Sub or Merger Sub II or any of their properties or assets, or any of the directors or officers (or managers, as applicable) of Parent, Merger Sub or Merger Sub II with regard to their actions as such; (b) to the Knowledge of the Company, there are no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against Parent, Merger Sub or Merger Sub II with regard to their actions as such; (c) there are no pending or threatened in writing Legal Proceedings by Parent, Merger Sub or Merger Sub II against any third party; (d) there are no settlements or similar agreements that imposes any material ongoing obligations or restrictions on Parent, Merger Sub or Merger Sub II; and (e) there are no Orders imposed or, to the Knowledge of the Company, threatened in writing to be imposed upon Parent, Merger Sub or Merger Sub II or any of their respective properties or assets, or any of the directors or officers (or managers, as applicable) of Parent, Merger Sub or Merger Sub II with regard to their actions as such.

Section 5.10 Business Activities. Since their respective incorporations and formations, none of Parent, Merger Sub or Merger Sub II has conducted any business activities other than activities: (a) in connection with its organization; or (b) directed toward the accomplishment of a business combination. Except as set forth in the Parent Organizational Documents, there is no Contract or Order binding upon Parent, Merger Sub or Merger Sub II or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

Section 5.11 Parent Material Contracts. Except for those Contracts filed (or incorporated by reference) as exhibits to the Parent SEC Reports and except for the documents to be executed by Parent in connection with the PIPE Investment and the other Transactions (the “Parent Material Contracts”), neither Parent nor any of its Subsidiaries is party to any Contract that would be required to be filed (or incorporated by reference) as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K.

Section 5.12 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPVF.U”. The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPVF”. The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPVF WS”. Parent is a listed company in good standing with the NYSE. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by the NYSE or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Public Warrants or terminate the listing of Parent on the NYSE. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Public Warrants under the Exchange Act.

Section 5.13 PIPE Investment Amount. Parent has made available to the Company prior to the Effective Date, correct and complete copies of each of the subscription agreements entered into on or prior to the Effective Date (together with the Subsequent Subscription Agreements, the “Subscription Agreements”) entered into by Parent with the applicable investors named therein (along with any investor who executes a Subsequent Subscription Agreement, the “PIPE Investors”), pursuant to which the PIPE Investors have committed, in connection with the transactions contemplated hereby, to purchase from Parent, shares of Parent Class A Stock for an aggregate investment of at least $200,000,000 (along with any Subsequent PIPE Investment made pursuant to a Subsequent Subscription Agreement, the “PIPE Investment Amount”). The PIPE Investment Amount, together with the amount in the Trust Account at the Closing, are, in the aggregate, sufficient to enable Parent to: (a) pay all cash amounts required to be paid by Parent or its Subsidiaries under or in connection with this Agreement; and (b) pay any and all fees and expenses of or payable by Parent with respect to the Transactions. To Parent’s Knowledge with respect to each PIPE Investor, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. Each Subscription Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each PIPE Investor. There are no other agreements, side letters, or arrangements between Parent and any PIPE Investor relating to any Subscription Agreement that could affect the obligation of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements, and, as of the Effective Date, Parent does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to Parent, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Subscription Agreement and, as of the Effective Date, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

Section 5.14 Trust Account.

(a) As of June 30, 2021, Parent had approximately $258,770,580 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of March 4, 2021, by and between Parent and Continental Stock Transfer & Trust Company, a New York limited purpose trust company (the “Trustee”) for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Subscription Agreements, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of Parent with respect to the Trustee, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of Parent, that would entitle any Person (other than stockholders of Parent holding Parent Class A Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account.

Section 5.15 Indebtedness. Except as set forth on Section 5.15 of the Parent Disclosure Letter, none of Parent, Merger Sub or Merger Sub II has any Indebtedness other than the Warrant Liabilities.

Section 5.16 Taxes.

(a) All material Tax Returns required to be filed by Parent and its Subsidiaries have been timely filed (after giving effect to any valid extensions) and all such Tax Returns are true, correct and complete in all material respects and accurately reflect all material liability for Taxes of (and with respect to) Parent and its Subsidiaries. None of Parent or any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b) All material Taxes and all material Tax liabilities due and payable by Parent and its Subsidiaries have been timely paid in full. All such Taxes incurred but not yet due and payable (i) for periods covered by the consolidated financial statements of Parent have been accrued and adequately disclosed on such financial statements in accordance with GAAP, and (ii) for periods not covered by the consolidated financial statements of Parent have been accrued on the books and records of Parent and its Subsidiaries in accordance with GAAP.

(c) Parent and its Subsidiaries have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by Parent and its Subsidiaries have been withheld and (to the extent required to have been so paid over) timely paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against Parent or its Subsidiaries, which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against Parent or its Subsidiaries with respect to any Taxes due from Parent or its Subsidiaries (and, to the Knowledge of Parent, no such audit is pending or contemplated).

(e) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of Parent or its Subsidiaries.

(f) There are no Tax indemnification, allocation, sharing, or similar agreements or arrangements under which Parent or its Subsidiaries could be liable after the Closing Date for the Tax liability of (i) any Person other than Parent or its Subsidiaries, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes or (ii) the Sponsor or any of its Affiliates or direct or indirect equity holders.

(g) Neither Parent nor its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two years.

(h) Neither Parent nor its Subsidiaries has entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) Neither Parent nor its Subsidiaries: (i) has any liability for the Taxes of another Person (other than its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local, or foreign income Tax purposes, other than a group the common parent of which was and is Parent.

(j) Neither Parent nor its Subsidiaries has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect, and no written request for any such waiver or extension is currently pending. Neither Parent nor its Subsidiaries is presently contesting any material Tax liability before any Governmental Entity.

(k) Neither Parent nor its Subsidiaries has a permanent establishment in any country other than the country of its organization, or is subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) Neither Parent nor its Subsidiaries will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements ); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local tax Legal Requirements) that existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, or (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date. Neither Parent nor its Subsidiaries has ever owned any Subsidiary other than Merger Sub and Merger Sub II. Neither Parent nor its Subsidiaries are required to make any material payments of Tax after the Closing as a result of an election under Section 965(h) of the Code made prior to the Closing.

(m) Parent is not, and has not been at any time since its incorporation, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) Subject to exceptions as would not be material, no claim has been made in writing (nor to the Knowledge of Parent is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which Parent or its Subsidiaries does not file Tax Returns that Parent or its Subsidiaries is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(o) Neither Parent nor its Subsidiaries knowingly has taken any action (or knowingly permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Income Tax Treatment.

(p) For U.S. federal income tax purposes, Merger Sub II has been and will be since formation properly treated as a disregarded entity for U.S. federal income tax purposes.

(q) Parent and its Subsidiaries are in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

Section 5.17 Information Supplied. The information relating to Parent and its Subsidiaries supplied by Parent for inclusion in the Proxy Statement/Registration Statement will not, as of the date on which the Proxy Statement/Registration Statement (or any amendment or supplement thereto) is first distributed to stockholders of Parent or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or any Parent SEC Reports or Additional Parent SEC Reports; or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 5.18 Employees; Benefit Plans. Other than any former officers or as described in the Parent SEC Reports, Parent has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any employee. Parent does not currently maintain or have any direct liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, individual independent contractor or employee of Parent; or (b) result in the acceleration of the time of payment or vesting of any compensation or benefits.

Section 5.19 Board/Manager Approval; Stockholder Vote. The board of directors (or managers, as applicable) of Parent, Merger Sub and Merger Sub II (including any required committee or subgroup of the board of directors of Parent, Merger Sub or Merger Sub II, as applicable) have, as of the Effective Date, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the stockholders of Parent, Merger Sub or Merger Sub II (as applicable). Other than the approval of the Parent Stockholder Matters, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.

Section 5.20 Title to Assets. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).

Section 5.21 Affiliate Transactions. Except as described in the Parent SEC Reports, no Contract between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to Parent.

Section 5.22 Brokers. Other than fees or commissions for which Parent will be solely responsible, none of Parent, Merger Sub, Merger Sub II nor any of their respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.23 Disclaimer of Other Warranties. PARENT, MERGER SUB AND MERGER SUB II HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, MERGER SUB, MERGER SUB II, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES OR ANY OF THE DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, MERGER SUB II, OR THEIR

RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO PARENT, MERGER SUB AND MERGER SUB II IN ARTICLE IV; AND (B) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, MERGER SUB II, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT, MERGER SUB AND MERGER SUB II HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT. EACH OF PARENT, MERGER SUB AND MERGER SUB II ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT, MERGER SUB AND MERGER SUB II HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.23, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING THE OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV BY SUCH PERSON.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

Section 6.01 Conduct of Business by the Company and the Company Subsidiaries. During the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement or the Company Disclosure Letter; or (c) as contemplated by the Pre-Closing Restructuring, the Company shall, and the Company shall cause the Company Subsidiaries to, use reasonable best efforts to conduct their operations in the ordinary course (with the Group Companies’ actions taken in response to COVID-19 prior to the Effective Date being deemed to be in the ordinary and usual course of business when determining whether actions taken after the Effective Date are in the ordinary and usual course of business; provided, that during any period of full or partial suspension of operations related to COVID-19, the Group Companies may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of the Group Companies or (y) in response to COVID-19 Measures). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Section 6.01 of the Company Disclosure Letter, as required by Applicable Legal Requirements, as contemplated by the Pre-Closing Restructuring or as a result of or in connection with a COVID-19 Measure but subject to the conditions above, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a) except as otherwise required by any existing Company Benefit Plan, this Agreement or Applicable Legal Requirements: (i) materially increase or grant any material increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any material bonus to, any current or former employee, director or individual independent contractor except for such increases in the ordinary course of business that do not exceed the greater of (A) $50,000 individually or (B) 5% of total compensation either individually or in the aggregate; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, except severance or termination payments in connection with the termination of any employee whose annual base compensation does not exceed $200,000 in the ordinary course of business; (iii) enter into, amend or terminate any Company Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Company Benefit Plan if it had been in effect on the Effective Date (other than annual renewal of welfare plans in the ordinary course of business that do not result in more than a de minimis increase in cost to the Group Companies, and other than entering into employment offer letters in the ordinary course of business that do not contain severance and/or change in control benefits); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan; (v) grant any equity or equity-based compensation awards; or (vi) hire or engage any new employee or individual consultant or terminate the employment or engagement, other than for cause or due to death or disability, of any employee or individual consultant if such new employee or individual consultant will receive annual base compensation in excess of $300,000, other than in the ordinary course of business, consistent with past practice;

(b) (i) transfer, sell, assign, license, sublicense, covenant not to assert, encumber, subject to a Lien (other than a Permitted Lien), abandon, fail to maintain, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Company in or to any Owned Intellectual Property material to any of the businesses of the Group Companies (other than non-exclusive licenses of Owned Intellectual Property granted by any Group Company to customers in the ordinary course of business consistent with past practice); (ii) waive, cancel, or modify any material rights in or to any Intellectual Property material to any business of the Group Companies; (iii) fail to diligently prosecute the Patent applications owned by the Company other than applications that are immaterial or that the Company, in the exercise of its good faith business judgment, has determined to abandon; (iv) disclose, divulge, furnish to or make accessible to any third party who is not subject to an enforceable written agreement to maintain the confidentiality thereof any Trade Secrets constituting Owned Intellectual Property or any Trade Secrets of any Person to whom any Group Company has a confidentiality obligation; or (v) subject any material Software constituting Owned Intellectual Property to Copyleft Terms;

(c) except for transactions solely among the wholly-owned Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) other than the exercise of any Company Option or Company Warrant outstanding on the Effective Date, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other Equity Interests, as applicable, in any Group Company, except for the acquisition by the Company of any shares of capital stock, membership interests or other equity interests of the Company or of any Company Option or Company Warrant in connection with the repurchase, forfeiture or cancellation of such interests; or (iii) declare, set aside or pay any dividend or make any other distribution;

(d) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other Equity Interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any Group Company, other than (i) upon the exercise or settlement of Company Options under the Company Benefit Plan and applicable award agreement outstanding on the Effective Date in accordance with their terms as in effect as of the Effective Date, and (ii) as required to comply with any Company Benefit Plan as in effect on the Effective Date;

(e) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities, other than (i) upon the exercise or settlement of Company Options under the Company Benefit Plan and applicable award agreement outstanding on the Effective Date in accordance with their terms as in effect as of the Effective Date, and (ii) as required to comply with any Company Benefit Plan as in effect on the Effective Date;

(f) amend its Charter Documents, or form or establish any Subsidiary;

(g) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any Equity Interest in or substantially all or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(h) sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of real or tangible assets or properties, in each case, other than (i) any disposition of obsolete assets in the ordinary course of business as set forth on Section 6.01(h) of the Company Disclosure Letter; (ii) dispositions of obsolete or worthless equipment; or (iii) transactions among the Company and its wholly-owned Subsidiaries;

(i) (i) issue or sell any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another Person; (ii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any of the Group Companies except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the Effective Date, in each case set forth on Section 6.01(i) of the Company Disclosure Letter; (iii) except in the ordinary course of business, create any material Liens on any material property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); (iv) cancel or forgive any Indebtedness owed to any of the Group Companies; or (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business;

(j) commence, release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies or their respective properties or assets which would require a payment by the Group Companies in excess of $500,000, except in the ordinary course of business;

(k) except in the ordinary course of business: (A) materially modify, amend or terminate in a manner that is materially adverse to the applicable Group Companies, taken as a whole, any Company Material Contract; (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the Effective Date; (C) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract; or (D) incur or enter into a Contract requiring the Company to make any capital expenditures in excess of the amount set forth on Section 6.01(k) of the Company Disclosure Letter;

(l) except as required by U.S. GAAP (or any interpretation thereof) or Applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(m) (i) make, revoke or change any material Tax election in a manner inconsistent with past practice; (ii) settle or compromise any material Tax liability or claim or assessment for a material amount of Taxes; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file an amendment to any material Tax Return in a manner inconsistent with past practice; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) file or surrender any claim for a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) prepare any Tax Return in a manner inconsistent with past practice, in each case, with respect to items (i) through (viii), to the extent such action could reasonably be expected to have a material and adverse impact on Parent, the Company or the Subsidiaries of the Company;

(n) knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment;

(o) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Company Subsidiary;

(p) subject to Section 6.01(b) above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than (i) payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Section 6.01(p) of the Company Disclosure Letter as existing on the Effective Date and (ii) payments to employees in the ordinary course of business;

(q) implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Group Companies under WARN or any similar state or local “mass layoff” or “plant closing” Legal Requirement;

(r) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

(s) agree to take any of the actions described in Section 6.01(a) through Section 6.01(r).

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.02 Conduct of Business by Parent, Merger Sub and Merger Sub II. During the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, except: (a) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement, any Transaction Agreement or the Parent Disclosure Letter; or (c) as contemplated by the Pre-Closing Restructuring, Parent shall, and Parent shall cause its Subsidiaries to, conduct their operations in the ordinary course (with Parent and its Subsidiaries’ actions taken in response to COVID-19 prior to the Effective Date being deemed to be in the ordinary and usual course of business, when determining whether actions taken after the Effective Date are in the ordinary and usual course of business; provided, that during any period of full or partial suspension of operations related to COVID-19, the Parent and its Subsidiaries may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of Parent and its Subsidiaries or (y) in response to COVID-19 Measures). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Section 6.02 of the Parent Disclosure Letter, as required by Applicable Legal Requirements, as contemplated by the Pre-Closing Restructuring or as a result of or in connection with a COVID-19 Measure but subject to the conditions above, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:

(a) grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Parent;

(b) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(c) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(d) other than in connection with the PIPE Investment or except as provided in Section 7.12, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(e) amend its Charter Documents, the Parent Warrant Agreement, the Parent Warrants or form or establish any Subsidiary;

(f) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any Equity Interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(g) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing; provided, however, that Parent shall be permitted to incur Indebtedness (which shall constitute Parent Transaction Costs) from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at Closing and in an aggregate amount not in excess of $1,500,000;

(h) except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(i) (i) make, revoke or change any material Tax election in a manner inconsistent with past practice; (ii) settle or compromise any material Tax liability or claim or assessment for a material amount of Taxes; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file an amendment to any material Tax Return in a manner inconsistent with past practice; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) file or surrender any claim for a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; or (viii) prepare any Tax Return in a manner inconsistent with past practice, in each case, with respect to items (i) through (viii), to the extent such action could reasonably be expected to have a material and adverse impact on Parent, the Company or the Subsidiaries of the Company;

(j) create any material Liens on any material property or assets of Parent, Merger Sub or Merger Sub II;

(k) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent, Merger Sub or Merger Sub II;

(l) commence, settle or compromise any Legal Proceeding;

(m) engage in any material new line of business;

(n) amend the Trust Agreement or enter into or amend any other agreement related to the Trust Account;

(o) seek any approval from the Parent shareholders to change, modify or amend the Trust Agreement or the Parent Organizational Documents, except as contemplated by the Parent Stockholder Matters;

(p) knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment;

(q) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Parent, Merger Sub or Merger Sub II (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater); or

(r) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.02(a) through Section 6.02(q).

Section 6.03 Preparation and Delivery of Additional Company Financial Statements.

(a) As soon as reasonably practicable following the Effective Date, but in no event later than September 15, 2021, the Company shall deliver to Parent true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2019, and the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon, which will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act for financial statements required to be included in the Registration Statement (the “PCAOB Audited Financial Statements”, together with the FY 2021 Financial Statements, if required to be delivered pursuant to this Section 6.03, the “Audited Financial Statements”).

(b) As soon as reasonably practicable following the Effective Date, the Company shall deliver to Parent the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the six-month period ending June 30, 2021 (the “2021 Q2 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such 2021 Q2 Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the 2021 Q2 Financial Statements in the same manner as the 2021 Interim Financial Statements. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, any Events set forth in the 2021 Q2 Financial Statements shall be taken in account when determining whether there has or is reasonably expected to have a Company Material Adverse Effect.

(c) If the Proxy Statement/Registration Statement has not been declared effective by the SEC prior to November 12, 2021, as soon as reasonably practicable thereafter, the Company shall deliver to Parent the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the nine-month period ending September 30, 2021 (the “2021 Q3 Financial Statements” and together with the 2021 Q2 Financial Statements, the “2021 Interim Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such 2021 Q3 Interim Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the 2021 Q3 Interim Financial Statements in the same manner as the 2021 Interim Financial Statements.

(d) As soon as reasonably practicable following the Second Amendment Date, the Company shall deliver to Parent (i) the audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the year ended December 31, 2021, together with the auditor’s reports thereon (the “FY 2021 Financial Statements”) and (ii) the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the six-month period ended June 30, 2022 (the “2022 Q2 Interim Financial Statements”), in the case of (i) and (ii), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such FY 2021 Financial Statements and the 2022 Q2 Interim Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the FY 2021 Financial Statement and the 2022 Q2 Interim Financial Statements in the same manner as the Audited Financial Statements and the 2021 Interim Financial Statements, respectively.

(e) If the Proxy Statement/Registration Statement has not been declared effective by the SEC prior to on or prior to November 14, 2022, the Company shall deliver to Parent as soon as reasonably practicable, the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the nine-month period ending September 30, 2022, (the “2022 Q3 Interim Financial Statements” and together with the 2022 Q2 Interim Financial Statements, the “2022 Interim Financial Statements” and together with the FY 2021 Financial Statements, the “Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such 2022 Q3 Interim Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the 2022 Q3 Interim Financial Statements in the same manner as the 2021 Interim Financial Statements.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Preparation of Proxy Statement/Registration Statement; Special Meeting and Approvals.

(a) Proxy Statement/Registration Statement and Prospectus.

(i) As promptly as practicable after the Effective Date and receipt of the PCAOB Audited Financial Statements (and if necessary, any other Financial Statements), (x) Parent and the Company shall jointly prepare and Parent shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Parent’s stockholders relating to the Special Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Shares that constitute the Total Stockholder Consideration (collectively, the “Registration Statement Securities”). Each of Parent and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, any Current Report on Form 8-K prepared in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE or Nasdaq, as applicable) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Parent will cause the Proxy Statement/Registration Statement to be mailed to the Parent’s stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act. Notwithstanding anything to the contrary in this Agreement, in the event there is any tax opinion, comfort letter or other opinion required to be provided in connection with the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement, nothing in this Agreement shall require (i) Parent’s counsel or tax advisors to provide an opinion that the Mergers qualify for the Intended Income Tax Treatment; or (ii) counsel or tax advisors to the Company to provide an opinion regarding the Tax consequences of the transactions contemplated by this Agreement to the equity holders of Parent prior to the Mergers.

(ii) To the extent not prohibited by Applicable Legal Requirements, Parent will advise the Company, reasonably promptly after Parent receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Shares for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Applicable Legal Requirements, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Applicable Legal Requirements, Parent shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Parent’s stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the First Effective Time any information relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Parent, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Legal Requirement, disseminated to the Parent’s stockholders.

(v) The Registration Statement, to the extent permitted by applicable rules and regulations of the SEC, also will register the resale of the Parent Shares that constitute the Total Stockholder Consideration, other than certain equity securities issuable under the Equity Incentive Plan that are based on Parent Shares, which shall instead be registered pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with Section 7.15.

(b) Parent Stockholder Approvals. Parent shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Parent’s stockholders in compliance with Applicable Legal Requirement; and (ii) duly (1) give notice of and (2) convene and hold a meeting of its stockholders (the “Special Meeting”) in accordance with the Parent Organizational Documents, which meeting shall be held not more than 30 Business Days after the date on which Parent mails the Proxy Statement to its stockholders; and (iii) solicit proxies from the holders of Parent Class A Stock to vote in favor of each of the Parent Stockholder Matters, and (b) provide Parent’s stockholders with the opportunity to redeem shares of Parent Class A Stock (the “Parent Stockholder Redemption”). Parent shall, through its board of directors, recommend to its stockholders the (A) approval of the amendment and restatement of the Parent Organizational Documents, in the form of the Parent A&R Charter attached hereto as Exhibit B (as may be subsequently amended by mutual written agreement of the Company and Parent at any time before the effectiveness of the

Registration Statement), including any separate or unbundled advisory proposals to implement the foregoing; (B) the adoption of this Agreement and approval of the Transactions in accordance with Applicable Legal Requirement and exchange rules and regulations; (C) approval of, for purposes of complying with the applicable rules of the NYSE, the issuance of shares of Parent Common Stock in connection with the Mergers, including the shares to be issued to the PIPE Investors as contemplated by the Subscription Agreements; (D) approval of the adoption of a management equity incentive plan (“LTIP”); (E) adoption and approval of an employee stock purchase plan, in form and substance reasonably acceptable to Parent and the Company, (the “ESPP”); (F) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement/Registration Statement or correspondence related thereto; (G) adoption and approval of any other proposals as reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions; (H) the approval of the adoption of the Parent Certificate of Designations, in the form attached hereto as Exhibit K; and (I) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (I), together, the “Parent Stockholder Matters”), and include such recommendation in the Proxy Statement. To the fullest extent permitted by Applicable Legal Requirements, (x) Parent’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any Intervening Event Change in Recommendation; and (y) Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for approval the Parent Stockholder Matters. By written notice, the Company may request that Parent adjourn the Special Meeting (the “Company Adjournment Request”) until the earlier of (A) fifteen days after the date for which the Special Meeting was then scheduled or (B) the date that is the third Business Day prior to the Outside Date, if the Company believes in good faith that such adjournment is necessary in order to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval or for the absence of a quorum of the Parent stockholders. Upon receipt of the Company Adjournment Request, Parent shall adjourn the Special Meeting for the period of time specified in the Company Adjournment Request; provided, that the Company may not issue more than one Company Adjournment Request. Parent agrees that it shall provide the holders of shares of Parent Common Stock the opportunity to elect redemption of such shares of Parent Common Stock in connection with the Special Meeting, as required by the Parent Organizational Documents.

(c) Notwithstanding anything to the contrary contained in this Agreement, the board of directors of Parent may, at any time prior to, but not after, obtaining the Parent Stockholder Approval, withdraw, amend, qualify or modify its recommendation to the stockholders of Parent that they vote in favor of the Parent Stockholder Matters (together with any withdrawal, amendment, qualification or modification of its recommendation to the stockholders of Parent described in the recitals hereto solely in response to an Intervening Event, an “Intervening Event Change in Recommendation”) if the failure to take such action would be a breach of the fiduciary duties of the board of directors of Parent to the Parent stockholders under applicable Law; provided, that: (A) the Company shall have received written notice from Parent of Parent’s intention to make an Intervening Event Change in Recommendation at least five Business Days prior to the taking of such action by Parent (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail; (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, Parent and its representatives shall have negotiated in good faith with the Company and its representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable Parent to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation; and (C) if the Company requested negotiations in accordance with clause (B), Parent may make an Intervening Event Change in Recommendation only if the board of directors of Parent, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company Stockholders shall have, prior to the expiration of the five-Business Day period, offered in writing in a manner that would form a binding contract if accepted by Parent (and the other applicable parties hereto), continues to determine in good faith that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the Parent stockholders under applicable Law. An “Intervening Event” shall mean any Event that (i) was not known to the board of directors of Parent as of the Effective Date and (ii) does not relate to (A) any Parent Business Combination proposal or (B) clearance of the Transaction under the regulatory approvals or any other applicable laws, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.02; provided, however, that (1) any change in the price or trading volume of Parent Common Stock shall not be taken into account for purposes of determining whether an Intervening Event has occurred (in and of itself, but without preventing a determination of an Intervening Event as to the Events underlying such change); and (2) the Company or any if its Subsidiaries meeting, failing to meet or exceeding projections (in and of itself, but without preventing a determination of an Intervening Event as to the Events underlying such change) shall not be taken into account for purposes of determining whether an Intervening Event has occurred. Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations on Parent and/or Parent’s board of directors to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or make a recommendation, shall be tolled during such period, and in the event a filing and or notice for a meeting was made prior to the Intervening Event Notice Period, Parent shall be permitted to adjourn such meeting and amend such filing as necessary in order to provide sufficient time for the stockholders to consider any revised recommendation.

(d) Company Stockholder Approvals. Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Stockholder Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Required Company Stockholders (pursuant to the executed Support Agreements) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company is not able to obtain the Written Consent within five Business Days of the Registration Statement having been declared effective, the Company shall duly convene a meeting of the Company Stockholders for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Mergers, as soon as reasonably practicable after the Registration Statement is declared effective. If such meeting of the Company Stockholders is convened, the Company shall obtain the Company Stockholder Approval at such meeting of the Company Stockholders and shall take all other action necessary or advisable to secure the Company Stockholder Approval as soon as reasonably practicable after the Registration Statement is declared effective.

Section 7.02 Regulatory Approvals.

(a) Parent and the Company shall each prepare and file the notification required of it under the HSR Act in connection with the Transactions as promptly as practicable after the Effective Date, and no later than ten Business Days after the Effective Date, and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice, or any other Governmental Entity in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and shall (and, to the extent required, shall cause its Affiliates to) request early termination of any applicable waiting periods under the HSR Act. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods. Parent shall cooperate in good faith with any Governmental Entity and undertake promptly any and all action required to complete lawfully the Transactions contemplated hereby as soon as practicable and, with the prior written consent of the Company, any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Entity or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including, (i) proffering and consenting and/or agreeing to an Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Parent or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Parent and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions contemplated hereby. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication, whether written or oral, to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (iv) not agree to participate in any meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Parent, on the one hand, and the Company, on the other hand, shall each pay 50% of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

(b) Except for filings under the HSR Act, which are governed by (a) above, each Party hereto shall, as promptly as reasonably practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement (including those required by applicable Approvals of the Group Companies (the “Regulatory Filings”)). Each Party shall use reasonable best efforts to cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals and effect any such Regulatory Filing. With respect to the Regulatory Filings, each Party agrees to use its reasonable best efforts and cooperate with the other Party (i) in timely making inquiries with Governmental Entities regarding the Regulatory Filings; (ii) in determining if any Regulatory Filings are required by Governmental Entities; and (iii) in timely making all Regulatory Filings (except with respect to such jurisdictions where the Parties agree that a Regulatory Filing is not required). If Parent determines that it is required to make any Regulatory Filing or otherwise provide information with respect to Parent or any Parent personnel or Affiliates to a Governmental Entity in connection with any Approval, then the Company will, except as prohibited by Applicable Legal Requirements (in which case the Company will use commercially reasonable efforts to obtain any required permission to allow disclosure), provide upon Parent’s request relevant portions of all past filings and correspondence with Governmental Entities with respect to any Approvals related to such Regulatory Filing or information provision requirement that Parent reasonably determines to be necessary to make a complete, accurate and timely Regulatory Filing or provision of information. The Parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any Regulatory Filings or any other required consents, authorizations, orders and approvals that, if not received, would have or would reasonably be expected to have, a material adverse impact on the business of the Group Companies, taken as a whole.

(c) Without limiting the generality of the forgoing, promptly, and in any event within ten Business Days following the Effective Date, the Company shall prepare and cause the Broker-Dealer to file with FINRA a continuing membership application (pursuant to FINRA Rule 1017) (the “FINRA Consent Application”), with respect to the transactions contemplated by this Agreement, and shall provide the Parent with an opportunity to review and comment upon such FINRA Consent Application (which comments the Company shall consider in good faith and, to the extent any such comments relate to disclosure directly regarding the Parent and such comments are reasonable, the Company shall use reasonable efforts to incorporate such comments into the application) prior to the filing thereof with FINRA. The Company shall promptly apprise the Parent of the occurrence and substance of each material communication from or to FINRA or the SEC with respect to the FINRA Consent Application.

Section 7.03 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance by the Company.

(b) Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) The Parties shall mutually prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved in advance in writing by the Company. Prior to Closing, Parent and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, or as soon as practicable thereafter, Parent shall issue the Closing Press Release and shall file the Closing Form 8-K with the SEC.

Section 7.04 Confidentiality; Access to Information.

(a) Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the Effective Date and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company or the Company Stockholders, on the one hand, or Parent, Merger Sub or Merger Sub II, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents or representatives from a third party who was not bound to an obligation of confidentiality; (iv) disclosure required by Applicable Legal Requirement or stock exchange rule; or (v) disclosure consented to in writing by Parent, Merger Sub or Merger Sub II (in the case of the Company Stockholders and, prior to the Closing, the Company) or the Company (in the case of Parent, Merger Sub or Merger Sub II and, following the Closing, the Company).

(b) None of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by Applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company or the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) internal announcements to employees of the Group Companies; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.03 or this Section 7.04(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions.

(c) The Company shall afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company. Parent shall afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of Parent. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or (ii) violate any Contract to which such Party is a party or bound; provided, that the Parties agree to cooperate in good faith and use commercially reasonable efforts to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii) above.

Section 7.05 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable best efforts as may be necessary to avoid any Legal Proceeding; (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents, approvals or waivers from third parties referred to on Section 4.05(b) of the Company Disclosure Letter; (iv) the termination of each agreement set forth on Section 7.05 of the Company Disclosure Letter; (v) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

Section 7.06 No Parent Securities Transactions. Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall use its reasonable best efforts to direct each of its directors, officers and employees to comply with the foregoing requirement.

Section 7.07 No Claim Against Trust Account. For and in consideration of Parent, Merger Sub and Merger Sub II entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Parent; provided, that: (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent pursuant to this Agreement for legal relief against monies or other assets of Parent held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for Parent to specially perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Parent Stockholder Redemption) to the Company in accordance with the terms of this Agreement and the Trust Agreement) or for intentional fraud in the making of the representations and warranties in Article V; and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against Parent’s assets or funds that are not held in the Trust Account.

Section 7.08 Securities Listing. Parent will cause the shares of Parent Class A Stock issued in connection with the Transactions to be approved for listing on the NYSE at Closing. During the period from the Effective Date until the Closing, Parent shall keep the Parent Class A Stock and Public Warrants listed for trading on the NYSE.

Section 7.09 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Trust Termination Letter; and (ii) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to stockholders who elect to have their Parent Common Stock converted to cash in accordance with the provisions of Parent’s Charter Documents; (B) for income tax or other tax obligations of Parent prior to Closing; (C) for any Parent Transaction Costs; and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent, if any; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.10 Directors’ and Officers’ Liability Insurance.

(a) Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of Parent and any Group Company (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Charter Documents and Parent Organizational Documents or in any indemnification agreement with any Parent or Group Company set forth on Section 7.10(a) of the Company Disclosure Letter, shall survive the Closing and shall continue in full force and effect for a period of six years from the Closing Date. For a period of six years from the Closing Date, Parent shall cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Parent Organizational Documents or any such Group Company’s Charter Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Parent or each Group Company with any D&O Indemnified Party as in effect immediately prior to the Closing Date and made available to Parent prior to the Effective Date, and Parent shall, and shall cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party for a period of six years from the Closing Date; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, Parent shall cause the Group Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.10.

(b) Prior to the Closing, Parent and the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the First Effective Time covering each such Person that is a director or officer of Parent and a Group Company, as applicable, currently covered by a directors’ and officers’ liability insurance policy of one or more of Parent and the Group Companies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the Effective Date for the six-year period following the Closing. Parent shall, and shall cause the Surviving Entity to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(b).

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Parent Organizational Documents or Charter Documents of any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Parent and the Group Companies under this Section 7.10 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.10 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10.

(d) If Parent or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or such Group Company, as applicable, assume the obligations set forth in this Section 7.10.

Section 7.11 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions shall be borne and paid by the Parent. Parent shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Parent shall reasonably cooperate with respect thereto as necessary).

(b) On the Closing Date, the Company shall provide Parent with a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); provided, that, notwithstanding anything to the contrary, Parent’s sole remedy in the event the Company fails to deliver such certificate shall be to make a proper withholding of Tax to the extent required by Applicable Legal Requirements.

(c) All Tax sharing agreements or similar arrangements with respect to or involving any Group Company (other than any agreement entered into in the ordinary course of business, not primarily concerning Taxes or not imposing any obligations on the Group Companies, or the only parties to which are Group Companies) shall be terminated prior to the Closing Date and, after the Closing Date, none of the Group Companies shall be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date, and there shall be no continuing obligation after the Closing Date to make any payments under any such agreements or arrangements.

(d) If, in connection with the preparation and filing of the Proxy Statement/Registration Statement, the SEC requests or requires that a tax opinion be prepared and submitted in connection therewith with respect to (i) the qualification of the Mergers as a reorganization, then the Company shall use reasonable best efforts to obtain such opinion from Latham & Watkins LLP or other advisors to the Company, subject to customary assumptions and limitations, as requested or required by the SEC with respect to such matters; and (ii) the tax consequences of the transactions contemplated by this Agreement to holders of securities issued by Parent, then Parent shall use reasonable best efforts to obtain such opinion from White & Case LLP or other advisors to Parent, subject to customary assumptions and limitations, as requested or required by the SEC with respect to such matters. The Parties will reasonably cooperate in connection with the provision of any opinions required in connection with the transactions contemplated hereby, including in connection with the provision of customary factual representation letters.

Section 7.12 Subscription Agreements. Parent shall not permit any material amendment, modification or waiver of any material provision or waiver to be made to the Subscription Agreements (without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed)). Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and using its commercially reasonable efforts to enforce its rights under the Subscription Agreements in the event that all of the conditions in the Subscription Agreements (other than conditions that Parent controls the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to contribute to (or as directed by) Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements at or prior to the Closing. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and, in any event within three Business Days)

written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Subscription Agreement known to Parent; (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (C) if Parent does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the PIPE Investors contemplated by the Subscription Agreements. Notwithstanding anything to the contrary contained herein (i) Parent can replace any PIPE Investor with any third party without the Company’s prior written consent (but with prior written notice to the Company), except to the extent that the Company reasonably and in good faith believes that such potential investor would cause reputational damage to the Company; or (ii) Parent may reduce, replace or waive any commitment under the Subscription Agreement without the Company’s prior written consent so long as the Minimum Required Funds are met.

Section 7.13 Section 16 Matters. Prior to the First Effective Time, Parent shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.14 Board of Directors. The Parties shall take all such action within their power as may be necessary or appropriate such that immediately following the First Effective Time the persons listed on Section 7.14 of the Company Disclosure Letter and the other persons identified by the applicable Party following the Effective Date are elected and appointed as directors of Parent effective immediately after the Closing; provided, that any such persons not listed on Section 7.14 of the Company Disclosure Letter shall be identified as promptly as practicable following the Effective Date.

Section 7.15 LTIP and ESPP. Effective as of (and contingent on) the Closing, Parent shall approve and, subject to approval of the stockholders, adopt (a) a LTIP, in substantially the form attached hereto as Exhibit F (with such changes as may be agreed by Parent and the Company), and (b) an ESPP, in substantially the form attached hereto as Exhibit G, (with such changes as may be agreed by Parent and the Company). Within five Business Days following the expiration of the 60 day period following the date Parent has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Parent shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Parent Class A Stock issuable under the LTIP and the ESPP, and Parent shall use reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the LTIP and the ESPP remain outstanding.

Section 7.16 No Solicitation.

(a) During the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its employees, agents, officers, directors, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Parent and its agents, representatives, advisors) concerning any merger, sale of a majority of the ownership interests and/or assets of the Company, recapitalization or similar transaction involving the Company (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries, and shall direct their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent, Merger Sub and Merger Sub II may: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Stockholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of Parent, recapitalization or similar business combination transaction (each, a “Parent Business Combination”); (ii) enter into any confidentiality or other preliminary agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Parent Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Parent Business Combination; provided, that Parent shall not enter into a definitive agreement to effect a Parent Business Combination prior to the termination of this Agreement.

(c) The Company shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify Parent if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If the Company or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination, the Company shall provide Parent with a copy of such inquiry, proposal, offer or submission.

Section 7.17 Stockholder Litigation. In the event that any litigation related to this Agreement, any ancillary agreement or the transactions contemplated hereby or thereby is brought, or, to the Knowledge of Parent, threatened in writing, against Parent or the board of directors of Parent by any of Parent’s stockholders prior to the Closing, Parent shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Parent shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.18 Pre-Closing Restructuring. The Company shall within five Business Days of the Effective Date take those actions set forth, and otherwise in the manner described, on Section 7.18 of the Company Disclosure Letter (such actions, the “Pre-Closing Restructuring”).

Section 7.19 Extension Payment. As additional consideration for the extension of the Outside Date and certain other provisions hereunder, the Company shall pay Parent or its designee(s) a fee of $10,000,000 (the “Extension Payment”), payable in two equal installments, each for an amount of $5,000,000, by wire transfer of immediately available funds to an account or accounts designated by Parent in writing.

(a) The first such installment (the “First Extension Installment”) shall be paid on the Second Amendment Date.

(b) On the later of (i) the Second Amendment Date or (ii) the date of the Escrow Agreement contemplated in Section 7.19(e), the Company shall deposit the second such installment (the “Second Extension Installment”) into escrow pursuant to the terms of the Escrow Agreement.

(c) The Escrow Agreement shall provide that the Escrow Agent shall release the Second Extension Installment to an account designated by Parent on the 45th day following the Second Amendment Date with no further action of either Party required, and the Company shall take all action that may be reasonably necessary at the request of the Escrow Agent or Parent to allow the Escrow Agent to release the Second Extension Installment by such date.

(d) The Extension Payment shall be deemed unconditionally earned in full by Parent as of the date hereof in consideration for the extension of the Outside Date and the other terms and conditions contained herein and, notwithstanding anything to the contrary in this Agreement, (x) such Extension Payment shall not be refundable to the Company for any reason and (y) none of the limitations in Section 6.02 shall apply with respect to the disbursement of such Extension Payment.

(e) The Company and Parent shall use their best efforts to enter into an Escrow Agreement with the Escrow Agent as promptly as practicable after the Second Amendment Date to effect the escrow arrangement described in this Section 7.19.

Section 7.20 Other Financings; Other Matters. The Company shall keep Parent fully informed, on an at least weekly basis, of (a) any potential debt or equity financing transactions, including the proposed terms thereof, parties thereto, and material developments with respect thereto and (b) the status of the preparation and audit of the FY 2021 Financial Statements and the preparation and review of the 2022 Interim Financial Statements.

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

Section 8.01 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) At the Special Meeting (including any adjournments thereof), the Parent Stockholder Approval shall have been duly obtained in accordance with the DGCL, the Parent Organizational Documents and the NYSE rules and regulations.

(b) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.

(c) There shall not be in force any Order enjoining or prohibiting the consummation of the Transactions.

(d) The shares of Parent Common Stock to be issued in connection with the Closing shall be approved for listing upon the Closing on the NYSE subject only to official notice of such issuance and to the requirement to have a sufficient number of round lot holders.

(e) The Company Stockholder Approval shall have been obtained.

(f) Parent shall have at least $5,000,001 of net tangible assets after giving effect to the Parent Stockholder Redemptions and the PIPE Investment.

(g) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(h) Either (i) the FINRA Approval shall have been obtained and shall be in full force and effect, or (ii) 30 days shall have passed since a substantially complete FINRA Consent Application shall have been submitted, and FINRA shall not have imposed an interim restriction in connection with the FINRA Consent Application and shall have notified the Company (or the Broker-Dealer) that it does not intend to impose such a restriction.

Section 8.02 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) (i) The representations and warranties of Parent contained in the first sentence of Section 5.03(a) shall be true and correct in all but de minimis respects on and as of the Closing Date as though made on and as of the Closing Date, except with respect to shares of Parent Class A Stock redeemed pursuant to the Parent Stockholder Redemption; (ii) the Fundamental Representations of Parent shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties contained in Section 5.08 shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date; and (iv) all other representations and warranties of Parent set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of this clause (iv) where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and is not reasonably expected to have a Parent Material Adverse Effect.

(b) Parent, Merger Sub and Merger Sub II shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date; provided, that for purposes of this Section 8.02(b), a covenant of Parent, Merger Sub or Merger Sub II shall only be deemed to have not been performed if Parent, Merger Sub or Merger Sub II has failed to cure within 20 days after written notice by the Company (or if earlier, the Outside Date).

(c) Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.02(a) and Section 8.02(b).

(d) The persons listed on Section 8.02(d) of the Parent Disclosure Letter shall have resigned from all of their positions and offices with Parent, Merger Sub and Merger Sub II.

(e) The Parent Charter shall be amended and restated in the form of the Parent A&R Charter, the Parent Certificate of Designations shall have been adopted and approved and the Parent Bylaws shall be amended and restated in the form of the Parent A&R Bylaws.

(f) Parent shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.09, available to Parent for payment of the Company Transaction Costs and the Parent Transaction Costs at the Closing.

(g) The funds contained in the Trust Account after all amounts required to be paid pursuant to the Parent Stockholder Redemptions have been paid, together with the PIPE Investment Amount actually received by Parent, the Equity Financing Proceeds and the Series X Proceeds shall, before giving effect to the payment of all Parent Transaction Costs and Company Transaction Costs, equal or exceed $450,000,000 (“Minimum Required Funds”).

Section 8.03 Additional Conditions to the Obligations of Parent, Merger Sub and Merger Sub II. The obligations of Parent, Merger Sub and Merger Sub II to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) (i) The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties contained in Section 4.10 shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date; and (iii) all other representations and warranties of the Company set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of this clause (iii) where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect.

(b) The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date; provided, that for purposes of this Section 8.03(b), a covenant of the Company shall only be deemed to have not been performed if the Company has failed to cure within 20 days after written notice by Parent (or if earlier, the Outside Date).

(c) The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.03(a) and Section 8.03(b).

Section 8.04 Frustration of Closing Conditions. A Party may not rely on the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03, as the case may be, to be satisfied if such failure was due to the failure of such Party to perform any of its obligations under this Agreement.

ARTICLE IX

TERMINATION; FEES

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Transactions shall not have been consummated on or before December 31, 2022 (the “Outside Date”);

(c) by either Parent or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent, Merger Sub or Merger Sub II, or if any representation or warranty of Parent, Merger Sub or Merger Sub II shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent, Merger Sub or Merger Sub II is curable by Parent, Merger Sub or Merger Sub II prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, that each of Parent and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.01(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by Parent, Merger Sub or Merger Sub II is cured during such 30-day period);

(e) by Parent, at any time after the 90th day following the Second Amendment Date, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(e) until the earlier of: (i) 30 days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company, continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.01(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company is cured during such 30-day period);

(f) by either the Parent or the Company, if, at the Special Meeting (including any adjournments thereof), the Parent Stockholder Approval is not obtained;

(g) [reserved]

(h) [reserved];

(i) by Parent if the Written Consent is not delivered or the Company Stockholder Approval is not obtained at a meeting with the Company Stockholders prior to ten Business Days after the Registration Statement is declared effective;

(j) by the Company if there has been an Intervening Event Change in Recommendation;

(k) by the Company if the condition set forth in Section 8.02(g) is not satisfied or is no longer capable of being satisfied; provided, that, the Company may not terminate this Agreement under this Section 9.01(k) unless all of the conditions set forth in Section 8.01 and Section 8.02 (other than Section 8.02(g)) are otherwise satisfied or would be satisfied if the Closing were to occur at the time of such termination, other than those conditions that by their nature are to be satisfied at the Closing (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.01(k) if it shall have materially breached this Agreement in a manner that has caused or resulted in the failure of the condition set forth in Section 8.02(g) to be satisfied and such breach has not been cured); provided further, that if the failure of any of the conditions set forth in Section 8.01 or Section 8.02, including, for the avoidance of doubt, Section 8.01(d) and Section 8.01(f), is related to the failure of Section 8.02(g), the failure of such condition shall not prevent the Company from exercising its right to terminate this Agreement under this Section 9.01(k);

(l) by Parent during the period beginning on the third Business Day following the Outside Date if (x) the Parent Stockholder Approval has been obtained and (y) the condition set forth in Section 8.02(g) is not satisfied or is no longer capable of being satisfied; provided, that, Parent may not terminate this Agreement under this Section 9.01(l) unless all of the conditions set forth in Section 8.01 and Section 8.02 (other than Section 8.02(g)) are otherwise satisfied or would be satisfied if the Closing were to occur at the time of such termination, other than those conditions that by their nature are to be satisfied at the Closing; provided further, that if the failure of any of the conditions set forth in Section 8.01 or Section 8.02, including, for the avoidance of doubt, Section 8.01(d) and Section 8.01(f), is related to the failure of Section 8.02(g), the failure of such condition shall not prevent Parent from exercising its right to terminate this Agreement under this Section 9.01(l);

(m) by the Company for any reason at any time after payment of the Second Extension Installment and before the Parent Stockholder Approval is obtained; or

(n) by Parent for any reason at any time after the 90th day following the Second Amendment Date and prior to the Outside Date, upon at least five Business Days’ prior written notice to the Company.

Section 9.02 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.01 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.04, Section 7.07, this Section 9.02, Section 9.03, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any Willful Breach of this Agreement or intentional fraud with the specific intent to deceive in the making of the representations and warranties in this Agreement. As used herein, the term “Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a breach of this Agreement, with the actual knowledge that the taking of such action or failure to act would cause such breach.

Section 9.03 Termination Fee.

(a) In the event that this Agreement is terminated pursuant to (i) Section 9.01(k), the Company shall be obligated to pay Parent or its designee(s) a termination fee of $30,000,000 or (ii) Section 9.01(l), the Company shall be obligated to pay Parent or its designee(s) a termination fee of $17,000,000 (each, a “Minimum Cash Termination Fee”) within two Business Days after termination of this Agreement pursuant to Section 9.01(k) or Section 9.01(l), as applicable, by wire transfer of immediately available funds to an account designated by Parent in writing.

(b) The term “Qualifying Termination” means the termination of this Agreement (i) by Parent or the Company pursuant to Section 9.01(b), or (ii) by the Company pursuant to Section 9.01(m). If a Qualifying Termination occurs, the Company shall be obligated (x) to pay Parent or its designee(s) a termination fee of $7,000,000 in immediately available funds within two Business Days after the Qualifying Termination (the “Qualifying Termination Payment Date”), by wire transfer of immediately available funds to an account designated by Parent in writing and (y) to issue Equity Interests of the Company to Parent with a value equal to $13,000,000, (A) at a price per Equity Interest and on the same terms as (1) those issued to investors in the first issuance or series of related issuance of Equity Interests (other than Derivative Rights) by the Company occurring on or before the date that is 180 days following the termination of this Agreement from which the Company receives immediately available gross proceeds of at least $50,000,000 (a “Qualified Financing”) or (2) in the absence of such Qualified Financing during such period, the last issuance of Company Series C-4 Preferred Stock by the Company immediately prior to the Second Amendment Effective Time or (B) on such other terms as the Company and Parent may mutually agree (clauses (x) and (y) collectively, the “Other Termination Fee” and together with a Minimum Cash Termination Fee, a “Termination Fee”). The issuance of such Equity Interests to Parent shall become payable concurrently with a Qualifying Termination. Notwithstanding the foregoing, in the event the Other Termination Fee becomes payable to Parent or its designee(s) pursuant to the terms of this Section 9.03(b), any Equity Interests of the Company to be issued to Parent as part of such Other Termination Fee shall not be issued prior to the earlier to occur of (i) the completion of the redemption of all outstanding shares of Parent Class A Stock, including in accordance with Section 9.2(d) of the certificate of incorporation of Parent, such that no shares of Parent Class A Stock remain outstanding, and (ii) the closing of a Business Combination (as defined in the Parent Organizational Documents) involving Parent.

(c) Upon and subject to the completion of any equity or debt financing after the Second Amendment Date that results in the Company’s receipt of at least $50,000,000 of gross proceeds, the Company shall promptly deliver or cause to be delivered an aggregate amount of $7,000,000 in cash (such cash being the cash portion of the Other Termination Fee) to the Escrow Agent pursuant to the Escrow Agreement (or such other escrow agent selected by mutual agreement of the Parties and such new escrow agreement as mutually agreed to by the Parties and such escrow agent) but, if the Parties agree to enter into a new escrow agreement, such new escrow agreement will contain terms that provide for the final distribution of such amount to Parent on the Qualifying Termination Payment Date following the occurrence of a Qualifying Termination, if any, or to the Company upon the Closing or earlier termination of this Agreement (other than a Qualifying Termination) and otherwise on terms consistent with this Agreement in respect of the Other Termination Fee.

(d) Notwithstanding anything to the contrary set forth in this Agreement, if a Termination Fee is paid pursuant to any subsection of this Section 9.03, such payment shall constitute the sole and exclusive remedy of Parent, Merger Sub I, Merger Sub II or any of their respective former, current or future general or limited partners, shareholders, Representatives or assignees against the Company, the Company Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, Representatives or assignees (together with the Company, collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except in all cases that the Company shall also be obligated with respect to its expense reimbursement obligations contained in Section 9.03(e)).

(e) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.03 are an integral part of the Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) a Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company fails to timely pay an applicable Termination Fee pursuant to this Section 9.03 or the Extension Payment and, in order to obtain such payment, Parent commences an action that results in a judgment against the Company for the payment of such Termination Fee set forth in this Section 9.03 or the Extension Payment, the Company shall pay Parent its costs and expenses in connection with such an action (including reasonable attorneys’ fees). Notwithstanding anything to the contrary, in no event shall the Company be required to pay, and none of Parent, Merger Sub I, Merger Sub II or any of their respective former, current or future general or limited partners, shareholders, Representatives or assignees be eligible to receive, more than one Termination Fee (e.g., if the Company pays a Minimum Cash Termination Fee pursuant to Section 9.03(a)(i), the Company shall not be required to pay a Minimum Cash Termination Fee pursuant to Section 9.03(a)(ii) or the Other Termination Fee pursuant to Section 9.03(b)).

ARTICLE X

NO SURVIVAL

Section 10.01 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.01 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to intentional fraud with the specific intent to deceive in the making of the representations and warranties by such Person in Article IV or Article V, as applicable.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, Merger Sub, or Merger Sub II, to:

InterPrivate III Financial Partners Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

Attention:	Ahmed M. Fattouh
Email:	afattouh@interprivate.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:	Bryan Luchs
Andrew J. Ericksen
Bill Parish
Email:	bryan.luchs@whitecase.com
aj.ericksen@whitecase.com
bill.parish@whitecase.com

if to the Company, prior to the Closing, to:

Aspiration Inc.

4640 Admiralty Way, Suite 725

Marina Del Rey, CA 90292

Attention:	Andrei Cherny Mike Shuckerow
Email:	acherny@aspiration.com mshuckerow@aspiration.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention:	Justin G. Hamill
Benjamin Potter
Email:	justin.hamill@lw.com
benjamin.potter@lw.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 11.02 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement, including any amendments hereto, and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “DFS Venue” online datasite hosted by Citigroup Global Markets Inc. at least two Business Days prior to the Effective Date. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. Notwithstanding anything to the contrary contained in this Agreement (including without limitation the failure or purported failure by Parent or the Company, as applicable, to disclose any matter required to be disclosed on any Parent Disclosure Schedule or Company Disclosure Schedule, respectively, hereto), each of Parent and the Company agree that no representation, warranty or agreement of the other Party in this Agreement or in any other Transaction Agreement shall be deemed to be untrue or incorrect, and neither of Parent or the Company, as applicable, shall be deemed to be in breach thereof, if the other Party had Knowledge thereof on the Second Amendment Date. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars.

Section 11.03 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission (including .pdf file) to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.04 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the First Effective Time, of Persons pursuant to the provisions of Article III, Section 7.10, Section 11.11, Section 11.12, Section 11.13, Section 11.14 and Section 11.17 (which will be for the benefit of the Persons set forth therein and each of whom are intended express third party beneficiaries of such provisions), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.05 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.06 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Parent acknowledges and agrees that the Company shall be entitled to bring an action for specific enforcement to cause Parent to seek to enforce the provisions of the Subscription Agreements to the fullest extent permissible pursuant to such Subscription Agreements as if it were a party thereto.

Section 11.07 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 11.08 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the courts of the Court of Chancery located in the State of Delaware or to the extent that such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, in each case, in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.01. Notwithstanding the foregoing in this Section 11.08, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 11.09 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions; provided, however, that on the First Amendment Date, the Company reimbursed Parent $3,000,000 of its reasonable and documented out-of-pocket expenses incurred as of the First Amendment Date (the “Expense Reimbursement”) by wire transfer of immediately available funds to an account or accounts designated by Parent in writing.

Section 11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 11.13 Extension; Waiver. At any time prior to the Closing, Parent (on behalf of itself, Merger Sub and Merger Sub II), on the one hand, and the Company may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

Section 11.15 Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) except in the case of Section 6.01 and Section 6.02, it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Legal Requirement; (b) an admission of any liability or obligation to any third party; or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of Parent, Merger Sub and Merger Sub II or the Company, as applicable. In addition, under no circumstances shall the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect or Parent Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Neither the Company nor Parent shall be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, which otherwise is not required to be disclosed by this Agreement.

Section 11.16 Conflicts and Privilege.

(a) Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Parent or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Entity) (collectively, the “InterPrivate Group”), on the one hand, and (y) the Surviving Entity and/or any member of the Aspiration Group, on the other hand, any legal counsel, including White & Case LLP (“W&C”), that represented Parent and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the InterPrivate Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented Parent in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity and/or the Sponsor. Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any ancillary agreements or the transactions contemplated hereby or thereby) between or among Parent, the Sponsor and/or any other member of the InterPrivate Group, on the one hand, and W&C, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the InterPrivate Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Parent or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

(b) Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Entity) (collectively, the “Aspiration Group”), on the one hand, and (y) the Surviving Entity and/or any member of the InterPrivate Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the Aspiration Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented Parent and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any ancillary agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Aspiration Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Aspiration Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by Parent prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

Section 11.17 Release.

(a) Effective upon the Second Amendment Effective Time and in consideration of the transactions contemplated by this Agreement, and the additional covenants and promises set forth in this Agreement, Parent, on behalf of itself and the InterPrivate Group (each, a “Parent Releasing Party”), hereby fully, finally and irrevocably releases, acquits and forever discharges the Company, each member of the Aspiration Group, each of their respective Affiliates, each of their respective directors, officers, employees and advisors, and each of the successors and assigns of each of the foregoing (each, a “Company Released Party”), in each case, from any and all commitments, actions, debts, claims, counterclaims, suits, causes of action, damages, demands, liabilities, obligations, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, contingent or otherwise, which such Parent Releasing Party, had, has, or may have had at any time in the past against any Company Released Party, that relate to or arise out of (i) the business of the Company, (ii) such Parent Releasing Party’s prior relationship with the Company, (iii) any breach of this Agreement or any Transaction Agreement or the negotiation and entry into this Agreement or any Transaction Agreement, in each case, occurring prior to the Second Amendment Effective Time, or (iv) such Parent Releasing Party’s rights or status as a direct or indirect equityholder, Subsidiary, lender, creditor, officer or director of Parent or a member of the InterPrivate Group (collectively, “Parent Causes of Action”); provided, that the Parent Causes of Action released hereby shall not include, and nothing in this Section 11.17 constitutes a release or waiver of, any rights of the Parent Releasing Parties arising under this Agreement and the other documents contemplated hereby, in each case solely to the extent arising at or after the Second Amendment Effective Time. Each Parent Releasing Party hereby represents to the Company Released Parties that such Parent Releasing Party (i) has not assigned any Parent Causes of Action or possible Parent Causes of Action against any Company Released Party, (ii) fully intends to release all Parent Causes of Action against the Company Released Parties including, without limitation, unknown and contingent Parent Causes of Action (other than those specifically reserved above), and (iii) has consulted with counsel with respect to the execution and delivery of this general release and has been fully apprised of the consequences hereof. Furthermore, each Parent Releasing Party further agrees not to institute any Legal Proceeding against any Company Released Party with respect to the released Parent Causes of Action.

(b) Effective upon the Second Amendment Effective Time and in consideration of the transactions contemplated by this Agreement, and the additional covenants and promises set forth in this Agreement, the Company, on behalf of itself and the Aspiration Group (each, a “Company Releasing Party”), hereby fully, finally and irrevocably releases, acquits and forever discharges the Parent, each member of the InterPrivate Group, each of their respective Affiliates, each of their respective directors, officers, employees and advisors, and each of the successors and assigns of each of the foregoing (each, a “Parent Released Party”), in each case, from any and all commitments, actions, debts, claims, counterclaims, suits, causes of action, damages, demands, liabilities, obligations, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, contingent or otherwise, which such Company Releasing Party, had, has, or may have had at any time in the past against any Parent Released Party, that relate to or arise out of (i) the business of the Parent, (ii) such Company Releasing Party’s prior relationship with the Parent, (iii) any breach of this Agreement or any Transaction Agreement or the negotiation and entry into this Agreement or any Transaction Agreement, in each case, occurring prior to the Second Amendment Effective Time, or (iv) such Company Releasing Party’s rights or status as a direct or indirect equityholder, Subsidiary, lender, creditor, officer or director of the Company or a member of the Aspiration Group (collectively, “Company Causes of Action”); provided, that the Company Causes of Action released hereby shall not include, and nothing in Section 11.17 constitutes a release or waiver of, any rights of the Company Releasing Parties arising under this Agreement and the other documents contemplated hereby, in each case solely to the extent arising at or after the Second Amendment Effective Time. Each Company Releasing Party hereby represents to the Parent Released Parties that such Company Releasing Party (i) has not assigned any Company Causes of Action or possible Company Causes of Action against any Parent Released Party, (ii) fully intends to release all Company Causes of Action against the Parent Released Parties including, without limitation, unknown and contingent Company Causes of Action (other than those specifically reserved above), and (iii) has consulted with counsel with respect to the execution and delivery of this general release and has been fully apprised of the consequences hereof. Furthermore, each Company Releasing Party further agrees not to institute any Legal Proceeding against any Parent Released Party with respect to the released Company Causes of Action.

(c) Except to the extent of any rights that are not released under Section 11.17(a) or Section 11.17(b), effective upon the Second Amendment Effective Time and the Closing and in consideration of the transactions contemplated by this Agreement, and the additional covenants and promises set forth in this Agreement, each of the Company Releasing Parties and Parent Releasing Parties hereby expressly waives and releases any and all rights and benefits conferred upon the Company Releasing Parties or Parent Releasing Parties by the provisions of Section 1542 of the California Civil Code (or any similar laws), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Section 11.18 Effectiveness of Amendment and Restatement. This Agreement amends and restates the A&R Agreement in its entirety. All amendments to the A&R Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall have effect as of the Second Amendment Effective Time unless expressly stated otherwise; provided, however, that, for the avoidance of doubt, unless otherwise stated in this Agreement, the representations and warranties made in this Agreement shall be deemed to be made on and as of the Effective Date and not made as of the Second Amendment Date.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Second Amended & Restated Agreement and Plan of Merger to be duly executed as of the date first written above.

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:	/s/ Brandon Bentley
Name: Brandon Bentley
Title: General Counsel

[Signature Page to Second Amended & Restated Agreement and Plan of Merger]

INTERPRIVATE III MERGER SUB INC.

By:	/s/ Brandon Bentley
Name: Brandon Bentley
Title: General Counsel

[Signature Page to Second Amended & Restated Agreement and Plan of Merger]

INTERPRIVATE III MERGER SUB II LLC

By:	/s/ Brandon Bentley
Name: Brandon Bentley
Title: General Counsel

[Signature Page to Second Amended & Restated Agreement and Plan of Merger]

ASPIRATION PARTNERS INC.

By:	/s/ Andrei Cherny
Name: Andrei Cherny
Title: Chief Executive Officer

[Signature Page to Second Amended & Restated Agreement and Plan of Merger]

SCHEDULE A

Defined Terms

Section 1 Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“A&R Agreement”	Recitals

“Acceleration Event”	Section 3.02

“Additional Parent SEC Reports”	Section 5.07(a)

“Additional Shares”	Section 2.14(b)(i)

“Adjustment Period”	Schedule A, Section 2

“Adjustment Period VWAP”	Schedule A, Section 2

“Affiliate”	Schedule A, Section 2

“Agreement”	Preamble

“AICPA Audited Financial Statements”	Section 4.08(a)

“Anti-Corruption Laws”	Schedule A, Section 2

“Antitrust Laws”	Schedule A, Section 2

“Applicable Legal Requirements”	Recitals

“Approvals”	Section 4.06(b)

“Aspiration Group”	Section 11.16(b)

“Audited Financial Statements”	Section 6.03(a)

“Broker-Dealer”	Schedule A, Section 2

“Business Day”	Schedule A, Section 2

“CARES Act”	Schedule A, Section 2

“Cash and Cash Equivalents”	Schedule A, Section 2

“Certificate”	Section 2.07(a)(i)

“Certificates of Merger”	Schedule A, Section 2

“Certifications”	Section 5.07(a)

“Change of Control”	Schedule A, Section 2

“Charter Documents”	Section 4.01

“Closing”	Section 1.01

“Closing Consideration”	Section 2.10(a)

“Closing Date”	Section 1.01

“Closing Form 8-K”	Section 7.03(c)

“Closing Press Release”	Section 7.03(c)

“Code”	Schedule A, Section 2

“Common Share Price”	Schedule A, Section 2

“Company”	Preamble

“Company Adjournment Request”	Section 7.01(b)

“Company Benefit Plan”	Section 4.12(a)

“Company Business Combination”	Section 7.16(a)

“Company Causes of Action”	Section 11.17(a)

“Company Common Stock”	Schedule A, Section 2

“Company Disclosure Letter”	Article IV, Preamble

“Company IT Systems”	Schedule A, Section 2

“Company Material Adverse Effect”	Schedule A, Section 2

“Company Material Contract”	Section 4.20(a)

“Company Options”	Schedule A, Section 2

“Company Preferred Stock”	Schedule A, Section 2

“Company Real Property Leases”	Section 4.14(b)

“Company Released Party”	Section 11.17(a)

“Company Releasing Party”	Section 11.17(a)

“Company Series A Preferred Stock”	Schedule A, Section 2

“Company Series B-1 Preferred Stock”	Schedule A, Section 2

“Company Series B-2 Preferred Stock”	Schedule A, Section 2

“Company Series B-3 Preferred Stock”	Schedule A, Section 2

“Company Series B-4 Preferred Stock”	Schedule A, Section 2

“Company Series B-5 Preferred Stock”	Schedule A, Section 2

“Company Series C-1 Preferred Stock”	Schedule A, Section 2

“Company Series C-2 Preferred Stock”	Schedule A, Section 2

“Company Series C-3 Preferred Stock”	Schedule A, Section 2

“Company Series C-4 Preferred Stock”	Schedule A, Section 2

“Company Series Seed Preferred Stock”	Schedule A, Section 2

“Company Series X Preferred Stock”	Schedule A, Section 2

“Company Stock”	Schedule A, Section 2

“Company Stockholder”	Schedule A, Section 2

“Company Stockholder Approval”	Recitals

“Company Subsidiaries”	Section 4.02(a)

“Company Transaction Costs”	Schedule A, Section 2

“Company Warrant”	Section 2.08(b)

“Company Warrantholder”	Section 2.08(b)

“Confidentiality Agreement”	Schedule A, Section 2

“Contract”	Schedule A, Section 2

“Conversion Stock”	Schedule A, Section 2

“Conversion Stockholder”	Schedule A, Section 2

“Convertible Notes”	Schedule A, Section 2

“Copyleft Terms”	Section 4.18(f)

“COVID-19”	Schedule A, Section 2

“COVID-19 Measures”	Schedule A, Section 2

“Current Government Contract”	Schedule A, Section 2

“D&O Indemnified Party”	Section 7.10(a)

“D&O Tail”	Section 7.10(b)

“Data Security Obligation”	Section 4.19(a)

“Derivative Rights”	Schedule A, Section 2

“Diamond Agreement”	Schedule A, Section 2

“DGCL”	Recitals

“Dissenting Shares”	Section 2.09

“DLLCA”	Recitals

“Draft PCAOB Financial Statements”	Section 4.08(b)

“Earn Out Company Stock”	Schedule A, Section 2

“Earn Out Participant”	Schedule A, Section 2

“Earn Out Period”	Schedule A, Section 2

“Earn Out Pro Rata Share”	Schedule A, Section 2

“Earn Out Shares”	Section 3.01

“Effective Date”	Recitals

“Environmental Law”	Schedule A, Section 2

“Equity Financing Proceeds”	Schedule A, Section 2

“Equity Incentive Plan”	Schedule A, Section 2

“Equity Interests”	Schedule A, Section 2

“ERISA”	Schedule A, Section 2

“ERISA Affiliate”	Schedule A, Section 2

“Escrow Agent”	Schedule A, Section 2

“Escrow Agreement”	Schedule A, Section 2

“Escrow Release Event”	Section 9.03(d)

“ESPP”	Section 7.01(b)

“Exchange Act”	Schedule A, Section 2

“Exchange Agent”	Section 2.10(b)

“Exchange Fund”	Section 2.10(c)

“Exchange Ratio”	Schedule A, Section 2

“Excluded Lock-up Shares”	Section 2.07(a)(iv)

“Exercisable Company Warrant”	Section 2.08(b)

“Expense Reimbursement”	Section 11.10

“Export Control Laws”	Schedule A, Section 2

“Extension Payment”	Section 7.19

“Financial Statements”	Section 6.03(e)

“FINRA”	Schedule A, Section 2

“FINRA Approval”	Schedule A, Section 2

“FINRA Consent Application”	Section 7.02(c)

“First Amendment Date”	Recitals

“First Certificate of Merger”	Section 2.01

“First Effective Time”	Section 2.01

“First Extension Installment”	Section 7.19(a)

“First Merger”	Recitals

“Founder”	Schedule A, Section 2

“Fully Diluted Company Shares”	Schedule A, Section 2

“Fundamental Representations”	Schedule A, Section 2

“FY 2021 Financial Statements”	Section 6.03(d)

“GAAP”	Schedule A, Section 2

“Government Contract”	Schedule A, Section 2

“Governmental Entity”	Schedule A, Section 2

“Group Companies”	Schedule A, Section 2

“Group Companies’ Privacy Notices”	Section 4.19(a)

“Hazardous Material”	Schedule A, Section 2

“Hedging Transaction”	Schedule A, Section 2

“Holdback Pro Rata Shares”	Schedule A, Section 2

“Holdback Shares”	Section 2.14(a)

“HSR Act”	Section 4.05(b)

“Indebtedness”	Schedule A, Section 2

“Inherent Note”	Schedule A, Section 2

“Insurance Policies”	Section 4.21

“Intellectual Property”	Schedule A, Section 2

“Intended Income Tax Treatment”	Section 2.13

“InterPrivate”	Schedule A, Section 2

“InterPrivate Group”	Section 11.16(a)

“Intervening Event”	Section 7.01(c)

“Intervening Event Change in Recommendation”	Section 7.01(c)

“Intervening Event Notice Period”	Section 7.01(c)

“Investor Rights Agreement”	Section 1.02(a)(viii)

“IT Systems”	Schedule A, Section 2

“Knowledge”	Schedule A, Section 2

“Latham”	Section 11.16(b)

“Law”	Schedule A, Section 2

“Leased Real Property”	Section 4.14(b)

“Legal Proceeding”	Schedule A, Section 2

“Legal Requirements”	Schedule A, Section 2

“Letter Agreements”	Schedule A, Section 2

“Liabilities”	Schedule A, Section 2

“Licensed Intellectual Property”	Schedule A, Section 2

“Lien”	Schedule A, Section 2

“Losses”	Schedule A, Section 2

“LTIP”	Section 7.01(b)

“Measurement Date”	Schedule A, Section 2

“Merger Consideration Schedule”	Section 1.02(b)(vi)

“Merger Sub”	Preamble

“Merger Sub Common Stock”	Section 5.03(b)

“Merger Sub II”	Preamble

“Mergers”	Recitals

“Minimum Required Funds”	Section 8.02(g)

“NYSE”	Section 5.07(a)

“Oaktree”	Schedule A, Section 2

“OFAC”	Schedule A, Section 2

“Offer Documents”	Section 7.01(a)(i)

“Order”	Schedule A, Section 2

“Original Agreement”	Recitals

“Original Company Disclosure Letter”	Article IV; Preamble

“Outside Date”	Section 9.01(b)

“Owned Intellectual Property”	Schedule A, Section 2

“Parent”	Preamble

“Parent A&R Bylaws”	Recitals

“Parent A&R Charter”	Recitals

“Parent Board Recommendation”	Recitals

“Parent Business Combination”	Section 7.16(b)

“Parent Causes of Action”	Section 11.17(b)

“Parent Certificate of Designations”	Schedule A, Section 2

“Parent Class A Stock”	Section 5.03(a)

“Parent Class B Stock”	Schedule A, Section 2

“Parent Common Stock”	Section 5.03(a)

“Parent Disclosure Letter”	Article V, Preamble

“Parent Material Adverse Effect”	Schedule A, Section 2

“Parent Material Contracts”	Section 5.11

“Parent Organizational Documents”	Schedule A, Section 2

“Parent Preferred Stock”	Section 5.03(a)

“Parent Released Party”	Section 11.17(a)

“Parent Releasing Party”	Section 11.17(a)

“Parent SEC Reports”	Section 5.07(a)

“Parent Series X Preferred Stock”	Schedule A, Section 2

“Parent Shares”	Section 5.03(a)

“Parent Stockholder Approval”	Schedule A, Section 2

“Parent Stockholder Matters”	Section 7.01(b)

“Parent Stockholder Redemption”	Section 7.01(b)

“Parent Transaction Costs”	Schedule A, Section 2

“Parent Units”	Schedule A, Section 2

“Parent Warrants”	Section 5.03(a)

“Parties”	Preamble

“PCAOB Audited Financial Statements”	Section 6.03

“Per Share Merger Consideration Value”	Schedule A, Section 2

“Permitted Lien”	Schedule A, Section 2

“Person”	Schedule A, Section 2

“Personal Information”	Schedule A, Section 2

“PIPE Investment”	Recitals

“PIPE Investment Amount”	Section 5.13

“PIPE Investors”	Section 5.13

“Polpat”	Schedule A, Section 2

“Pre-Closing Restructuring”	Section 7.18

“Privacy Laws”	Schedule A, Section 2

“Private Placement Warrants”	Section 5.03(a)

“Proxy Statement”	Section 7.01(a)(i)

“Proxy Statement/Registration Statement”	Section 7.01(a)(i)

“Public Official”	Schedule A, Section 2

“Public Warrants”	Section 5.03(a)

“Qualified Financing”	Section 9.03(b)

“Qualifying Termination”	Section 9.03(b)

“Qualifying Termination Payment Date”	Section 9.03(b)

“Registered IP”	Section 4.18(a)

“Registration Rights Agreement”	Recitals

“Registration Statement Securities”	Section 7.01(a)(i)

“Regulatory Filings”	Section 7.03(b)

“Related Parties”	Schedule A, Section 2

“Remedies Exception”	Section 4.04

“Representatives”	Section 7.16(a)

“Required Company Stockholders”	Schedule A, Section 2

“Restricted Cash”	Schedule A, Section 2

“Sanctions Laws”	Schedule A, Section 2

“SEC”	Schedule A, Section 2

“Second Amendment Date”	Recitals

“Second Amendment Effective Time”	Schedule A, Section 2

“Second Certificate of Merger”	Section 2.01

“Second Effective Time”	Section 2.01

“Second Extension Installment”	Section 7.19(b)

“Second Merger”	Recitals

“Securities Act”	Schedule A, Section 2

“Series X Preferred Stock Purchase Agreement”	Recitals

“Series X Proceeds”	Schedule A, Section 2

“Software”	Schedule A, Section 2

“Special Meeting”	Section 7.01(b)

“Sponsor”	Schedule A, Section 2

“Sponsor Support Agreement”	Recitals

“Stockholder Merger Consideration”	Section 2.06

“Stockholders’ Agreement”	Schedule A, Section 2

“Subscription Agreements”	Section 5.13

“Subsequent Subscription Agreement”	Schedule A, Section 2

“Subsidiary”	Schedule A, Section 2

“Support Agreements”	Recitals

“Surrender Documentation”	Section 2.10(d)

“Surviving Corporation”	Recitals

“Surviving Entity”	Recitals

“Tax/Taxes”	Schedule A, Section 2

“Tax Return”	Schedule A, Section 2

“Termination Fee”	Section 9.03(b)

“Top Vendors”	Section 4.25(a)

“Total Stockholder Consideration”	Section 2.06

“Trading Day”	Schedule A, Section 2

“Transaction Agreements”	Schedule A, Section 2

“Transactions”	Schedule A, Section 2

“Treasury Regulations”	Schedule A, Section 2

“Triggered Earn Out Shares”	Schedule A, Section 2

“Triggering Event”	Schedule A, Section 2

“Triggering Event I”	Schedule A, Section 2

“Triggering Event II”	Schedule A, Section 2

“Triggering Event III”	Schedule A, Section 2

“Triggering Event IV”	Schedule A, Section 2

“Triggering Event V”	Schedule A, Section 2

“Trust Account”	Section 5.14(a)

“Trust Agreement”	Section 5.14(a)

“Trust Termination Letter”	Section 5.14(a)

“Trustee”	Section 5.14(a)

“W&C”	Section 11.16(a)

“WARN”	Section 4.13(d)

“Warrant Accounting Issue”	Schedule A, Section 2

“Warrant Liabilities”	Section 5.07(b)

“Willful Breach”	Section 9.02(a)

“Written Consent”	Section 7.01(c)

“2021 Interim Financial Statements”	Section 6.03(d)

“2021 Q2 Financial Statements”	Section 6.03(b)

“2021 Q3 Financial Statements”	Section 6.03(c)

“2022 Interim Financial Statements”	Section 6.03(e)

“2022 Q2 Interim Financial Statements”	Section 6.03(e)

“2022 Q3 Interim Financial Statements”	Section 6.03(d)

Section 2 Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Adjustment Period” shall mean the 60-calendar day period after (but not including) the “Effectiveness Date”, as such term is defined in the Subscription Agreements; provided, that if the last day of such 60 day period is not a Trading Day, the Adjustment Period shall end on the immediately following Trading Day.

“Adjustment Period VWAP” shall mean the volume weighted average price of a share of Parent Class A Stock, as reported on the NYSE, determined for the last ten Trading Days of the Adjustment Period (as reported on Bloomberg).

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; provided, that notwithstanding anything to the contrary herein, except for purposes of Section 11.15, in no event shall InterPrivate or any investment funds or investment vehicles affiliated with, or managed or advised by, InterPrivate or any portfolio company (as such term is customarily used in the private equity industry) or investment of InterPrivate (or of any such investment fund or investment vehicle) or any interest therein (including the Sponsor) be deemed, treated or considered to be an “Affiliate” of Parent or its Subsidiaries (or, in each case, vice versa).

“Anti-Corruption Laws” means, collectively: (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other applicable anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering.

“Antitrust Laws” shall mean the HSR Act and any federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

“Broker-Dealer” shall mean Aspiration Financial LLC, a Delaware limited liability company.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified), together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts. For the avoidance of doubt: (a) Cash and Cash Equivalents shall be determined in accordance with GAAP using the accounting principles, methodologies and policies of the Group Companies consistent with past practice; and (b) the amount of Cash and Cash Equivalents as of any given time shall be: (i) decreased by: (A) any Restricted Cash; and (B) any checks, drafts and wires issued as of such time that have not yet cleared; and (ii) increased by any deposits in transit as of such time that have not yet cleared.

“Certificates of Merger” shall mean the First Certificate of Merger and the Second Certificate of Merger, collectively.

“Change of Control” shall mean the occurrence, in a single transaction or as the result of a series of related transactions, of one or more of the following events: (a) a merger, consolidation, reorganization or similar business combination transaction involving Parent in which the holders of all of the outstanding Equity Interests in Parent immediately prior to the consummation of such transaction do not directly or indirectly (including through Affiliates) own beneficially or of record immediately upon the consummation of such transaction outstanding Equity Interests that represent a majority of the combined outstanding voting securities of the surviving entity in such transaction or of a parent of the surviving entity in such transaction; (b) a transaction (or series of related transactions) in which a majority of Parent’s voting securities are transferred to any Person, or any two or more Persons acting as a group, and all Affiliates of such Person or Persons (each, a “Group”), that were not directly or indirectly (including through Affiliates), beneficially or of record, equityholders of Parent prior to the consummation of such transactions (other than as a result of Equity Interests transferred in a secondary transaction by any single Company Stockholder or together with its Affiliates that is not otherwise approved by the disinterested independent directors of the board of directors of Parent); or (c) the consummation of the sale of all or substantially all of the assets of Parent and its Subsidiaries (including the Company), taken as a whole, to any Group, other than such a sale to a Group in which the equityholders of Parent, directly or indirectly (including through Affiliates), beneficially or of record, own a majority of the combined voting securities.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the share price equal to the volume weighted average closing sale price of one share of Parent Class A Stock as reported on the NYSE (or the exchange on which the shares of Parent Class A Stock are then listed) for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of Parent and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock).

“Company Common Stock” shall mean the shares of common stock, par value $0.000003 per share, of the Company.

“Company IT Systems” shall mean any and all IT Systems owned, leased, or licensed by any Group Company that are used (or held for use) in or in connection with the business of the Group Companies.

“Company Material Adverse Effect” shall mean any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences (collectively, “Events”): (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of the Company to consummate the Mergers; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect pursuant to clauses (a) or (b) has occurred or would be reasonably likely to occur: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, epidemic, pandemics (including COVID-19 or any COVID-19 Measures), tsunami, flood, mudslide, wild fire, other natural or man-made disasters, act of God or other force majeure event; (iii) changes attributable to the public announcement, pendency or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the Effective Date; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the Effective Date; (vi) any downturn in general economic, political, regulatory or legal conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company and its Subsidiaries operate; (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided, that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (ix) any matter set forth on the Company Disclosure Letter; (x) any Events to the extent actually known by those individuals set forth on Schedule A of the Parent Disclosure Letter on or prior to the Effective Date; (xi) any cyberattack on or involving the Company or any of its Subsidiaries; or (xii) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, other than as a result of compliance with the first sentence of Section 6.01 or (B) taken with the prior written consent of or at the prior written request of Parent, Merger Sub or Merger Sub II; provided, however, that if an Event or effect related to clauses (iv) through (vii) disproportionately and adversely affects the Group Companies, taken as a whole, compared to other similarly situated competitors Persons operating in the same industry as the Group Companies, then such Events may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to the extent) that such Events have had a disproportionate and adverse impact on the Group Companies, taken as a whole, as compared to such other Persons.

“Company Options” shall mean each option to purchase Company Common Stock granted, and that remains outstanding, under the Equity Incentive Plan.

“Company Preferred Stock” shall mean the Company Series A Preferred Stock, Company Series B-1 Preferred Stock, Company Series B-2 Preferred Stock, Company Series B-3 Preferred Stock, Company Series B-4 Preferred Stock, Company Series B-5 Preferred Stock, Company Series C-1 Preferred Stock, Company Series C-2 Preferred Stock, Company Series C-3 Preferred Stock, Company Series C-4 Preferred Stock, Company Series Seed Preferred Stock and Company Series X Preferred Stock.

“Company Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-1 Preferred Stock” shall mean the Series B-1 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-2 Preferred Stock” shall mean the Series B-2 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-3 Preferred Stock” shall mean the Series B-3 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-4 Preferred Stock” shall mean the Series B-4 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-5 Preferred Stock” shall mean the Series B-5 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-1 Preferred Stock” shall mean the Series C-1 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-2 Preferred Stock” shall mean the Series C-2 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-3 Preferred Stock” shall mean the Series C-3 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-4 Preferred Stock” shall mean the Series C-4 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series Seed Preferred Stock” shall mean the Series Seed Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series X Preferred Stock” shall mean the Series X Preferred Stock, par value $0.000003 per share, of the Company.

“Company Stock” shall mean the shares of Company Common Stock and the shares of Company Preferred Stock.

“Company Stockholder” shall mean a holder of a share of Company Stock issued and outstanding immediately prior to the First Effective Time.

“Company Transaction Costs” shall mean all fees, costs and expenses of the Group Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including: (a) all bonuses, change in control payments, retention, success fees or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date, and the employer portion of payroll or similar Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date in connection with or anticipation of the consummation of the Transactions whether payable before (to the extent unpaid), on or following the Closing Date and the employer portion of payroll or similar Taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable in connection with or anticipation of the consummation of the Transactions; (d) all costs, fees and expenses related to the D&O Tail, but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Proxy Statement (and any registration statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC; (ii) any and all costs, fees and expenses incurred in connection with the listing on the NYSE of the shares of Parent Common Stock issued in connection with the Transactions; (iii) any transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other similar Taxes and fees (including any penalties or interest) payable in connection with the Transactions; and (iv) any other amounts payable by Parent hereunder.

“Company Warrants” shall mean the warrants to purchase shares of Company Stock from the Company.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated March 9, 2021, by and between Parent and the Company, as amended or supplemented from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Conversion Stock” means any shares of Company Stock issued upon conversion of the Convertible Notes.

“Conversion Stockholder” means a holder of shares of Conversion Stock.

“Convertible Notes” shall mean, collectively, (a) the Second Amended and Restated Senior Secured Promissory Note and Guaranty, dated December 15, 2021, as amended, issued by the Company in favor of Inherent Aspiration, LLC, as holder, and Inherent Group, LP, as collateral agent, in the original principal amount equal to $97,000,000 (the “Inherent Note”), (b) the Second Amended and Restated Senior Secured Promissory Note and Guaranty, dated December 15, 2021, issued by the Company in favor of AGO Special Situations LP, as holder, and Inherent Group, LP, as collateral agent, in the original principal amount equal to $4,504,700, (c) the Second Amended and Restated Senior Secured Promissory Note and Guaranty, dated December 15, 2021, issued by the Company in favor of Mark Villanueva, as holder, and Inherent Group, LP, as collateral agent, in the original principal amount equal to $81,900, (d) the Second Amended and Restated Senior Secured Promissory Note and Guaranty, dated December 15, 2021, issued by the Company in favor of Zion Consulting and Advisory LLC, as holder, and Inherent Group, LP, as collateral agent, in the original principal amount equal to $327,600, and (e) any other Convertible Notes entered into after the date hereof, or in replacement, substitution, exchange or extension of a Convertible Note referenced in clauses (a) through (d) above, in each case, together with all renewals, extensions and modifications, and as amended, restated, supplemented or otherwise modified from time to time. For the avoidance of doubt, the Third Amended and Restated Note (as defined in the Inherent Note), (or any amendment, allonge, supplement or other modification to effect the same), if issued pursuant to Section 8(e) of the Inherent Note, shall be included within the definition of Convertible Notes.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean the regulations, measures, recommendations, directives, guidelines or orders promulgated or issued by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, to address COVID-19, including the CARES Act and other action, inaction, activity or conduct reasonably necessary (such determination to be made in the reasonable discretion of the Company) in connection with or response to any COVID-19 Measures.

“Current Government Contract” means any Government Contract the period of performance of which has not yet expired or been terminated.

“Derivative Rights” means, with respect to any Equity Interests of any Person, any and all options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, profits interests, equity-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which such Person is a party or is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity (or phantom equity) interests in, or any security convertible or exercisable for or exchangeable into any capital stock or other Equity Interest in, such Person.

“Diamond Agreement” means that certain agreement set forth on Schedule 6.01(e)(2) of the Company Disclosure Letter.

“Earn Out Company Stock” shall mean the Company Stock, other than the shares of (i) Company Series C-4 Preferred Stock, (ii) Company Series X Preferred Stock, (iii) Conversion Stock and (iv) Company Common Stock representing the Clawback Consideration (as defined in the Diamond Agreement) that remain subject to forfeiture as of the First Effective Time pursuant to the terms of the Diamond Agreement.

“Earn Out Participant” shall mean each holder of Earn Out Company Stock (including, for the avoidance of doubt, holders of Company Stock issued upon any actual or deemed automatic exercise of Company Warrants) or vested Company Options, in each case, as of immediately prior to the First Effective Time, with an Earn Out Pro Rata Share in excess of zero. For the avoidance of doubt, (a) no holder of shares of (i) Company Series C-4 Preferred Stock, (ii) Company Series X Preferred Stock and (iii) Conversion Stock shall be an Earn Out Participant in respect of such shares and (b) the Seller (as defined in the Diamond Agreement) shall be an Earn Out Participant in respect of such shares of Company Common Stock representing (i) the Upfront Share Consideration (as defined in the Diamond Agreement) and (ii) the Clawback Consideration to the extent no longer subject to forfeiture as of the First Effective Time pursuant to the terms of the Diamond Agreement; provided, however, that, if any portion of the Clawback Consideration is forfeited or otherwise reclaimed during the Earn Out Period in accordance with the terms of the Diamond Agreement, then the Seller (as defined in the Diamond Agreement) shall no longer be an Earn Out Participant in respect of such forfeited shares.

“Earn Out Period” shall mean the time period between the Closing Date and the five-year anniversary of the Closing Date.

“Earn Out Pro Rata Share” shall mean, with respect to:

(a) each holder of outstanding shares of Earn Out Company Stock as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the total number of shares of Earn Out Company Stock held by such Earn Out Participant as of immediately prior to the First Effective Time (but excluding the Excluded Shares) divided by (ii) the Fully Diluted Company Shares, provided, that solely for the purpose of this definition of “Earn Out Pro Rata Share”, the term “Fully Diluted Company Shares” shall (1) only include the aggregate number of shares of Company Common Stock issuable upon exercise of vested Company Options pursuant to clause (d) of the definition thereof, (2) disregard clause (e) of the definition thereof, (3) not include shares of Conversion Stock and (4) not include shares of Company Series C-4 Preferred Stock (on an as converted to Company Common Stock basis) outstanding as of immediately prior to the First Effective Time (this clause (ii), the “Earn Out Denominator”); and

(b) each holder of vested Company Options as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Company Common Stock issued or issuable upon exercise of such holder’s vested Company Options as of immediately prior to the First Effective Time, divided by (ii) the Earn Out Denominator.

For the avoidance of doubt, the Earn Out Pro Rata Share in respect of each of (i) the Company Series C-4 Preferred Stock, (ii) the shares of Conversion Stock, (iii) the Company Series X Preferred Stock and (iv) the shares of Company Common Stock representing the Clawback Consideration to the extent subject to forfeiture as of the First Effective Time pursuant to the terms of the Diamond Agreement or forfeited or otherwise reclaimed during the Earn Out Period shall be zero.

“Environmental Law” shall mean any and all applicable Legal Requirements regulating, relating to or imposing liability or standards of conduct concerning protection of Hazardous Materials, pollution, protection of the environment, natural resources, endangered or threatened species, or human health and safety.

“Equity Financing Proceeds” shall mean a dollar amount equal to the amount of cash proceeds actually received by the Company following the Effective Date but prior to the First Effective Time in exchange for the issuance of the Company’s shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, in each case, to the extent such securities are mandatorily convertible or exchangeable on or prior to the First Effective Time; provided, however, that the cash proceeds received by the Company from the issuance of (i) Company Series X Preferred Stock or (ii) any other securities of the Company (including Company Stock, Company Options, Company Warrants or otherwise) existing prior to the Effective Date shall be deemed not to be “Equity Financing Proceeds” for purposes of this Agreement.

“Equity Incentive Plan” shall mean the Company’s 2015 Equity Incentive Plan.

“Equity Interests” shall mean with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including partnership or limited liability company interests in a partnership or limited liability company or any other interest or participation right that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person), and all Derivative Rights with respect to any of the foregoing.

“Escrow Agent” shall mean such escrow agent designated by Parent and the Company.

“Escrow Agreement” shall mean the escrow agreement as mutually agreed by the Parent and Company, with such changes or modifications as reasonably requested by the Escrow Agent.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean the quotient obtained by dividing (a) the Per Share Merger Consideration Value by (b) $10.00.

“Excluded Lock-up Shares” means any shares of Company Stock previously issued or issuable in connection with the conversion of the Convertible Notes.

“Export Control Laws” means (a) the U.S. Export Administration Regulations and all other Laws adopted by Governmental Entities of the United States and other countries relating to import and export controls and (b) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and all anti-boycott Laws adopted by Governmental Entities of other countries relating to prohibition of unauthorized boycotts.

“FINRA” shall mean the Financial Industry Regulatory Authority Inc.

“FINRA Approval” shall mean the decision of FINRA granting approval of the FINRA Consent Application with respect to the transactions contemplated by this Agreement and the change of ownership of the Broker-Dealer.

“Founder” shall mean each of Andrei Cherny and Joseph Sanberg and their respective Affiliates set forth on Schedule A of the Company Disclosure Letter.

“Fully Diluted Company Shares” shall mean the sum, without duplication, of (a) shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Shares); plus (b) shares of Company Preferred Stock (on an as converted to Company Common Stock basis) that are issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Shares); plus (c) the aggregate number of shares of Company Common Stock and Company Preferred Stock issuable upon exercise of the Company Warrants as of immediately prior to the First Effective Time; plus (d) the aggregate number of shares of Company Common Stock issuable upon exercise of Company Options (whether vested or unvested) as of immediately prior to the First Effective Time; minus (e) a number of shares equal to the aggregate exercise price of the Company Options described in clause (d) above divided by the Per Share Merger Consideration Value; plus (f) the aggregate number of shares of Conversion Stock issued and outstanding immediately prior to the First Effective Time; plus (g) any Equity Interest issued in exchange for Equity Financing Proceeds. Notwithstanding anything to the contrary contained herein, “Fully Diluted Company Shares” shall not include any shares of Company Series X Preferred Stock.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in the first and third sentences of Section 4.01 (Organization and Qualification); the first and second sentences of Section 4.02(a) (Company Subsidiaries); Section 4.03 (Capitalization); Section 4.04 (Due Authorization); and Section 4.17 (Brokers; Third Party Expenses); and (b) in the case of Parent, the representations and warranties contained in Section 5.01 (Organization and Qualification); Section 5.02 (Parent Subsidiaries); Section 5.03 (Capitalization); Section 5.04 (Authority Relative to this Agreement); Section 5.10 (Business Activities); Section 5.15 (Indebtedness); and Section 5.22 (Brokers).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Government Contract” shall mean any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, including all amendments, modifications and options thereunder or relating thereto between the Company or a Company Subsidiary, on the one hand, and: (a) any Governmental Entity; (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor; or (c) any subcontractor at any tier performing work that is directly charged to any contract of a type described in clauses (a) or (b) above, on the other hand.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), self-regulatory organization (which for the purposes of this Agreement shall include FINRA), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Hazardous Material” shall mean any substance, material or waste that is listed, classified, defined, characterized designated or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material,” “contaminant,” “pollutant,” “hazardous waste,” “solid waste” or words of similar meaning or effect, or otherwise regulated under any Environmental Law, including any asbestos, asbestos-containing materials, lead or lead-based paint, polychlorinated biphenyls, chlorinated solvents, per- and polyfluoroalkyl substances, petroleum, petroleum byproducts, petroleum breakdown products, or radioactive materials.

“Hedging Transaction” means any transaction pursuant to which a Conversion Stockholder, or any person or entity acting on its behalf or pursuant to any understanding with a Conversion Stockholder, directly or indirectly engages in any hedging activities or executes any “short sales” (including, without limitation, as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to any shares of Parent Class A Stock issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes prior to the Measurement Date (or such earlier termination of this Agreement or the applicable Letter Agreement in accordance with its terms, as applicable), other than pledges in the ordinary course of business as part of prime brokerage arrangements; provided, however, that nothing set forth herein (a) shall restrict such Conversion Stockholder’s ability to maintain bona fide hedging positions in respect of any warrants to purchase shares of Company Common Stock (or any other securities which such warrants may apply to following the Mergers) held by such Conversion Stockholder as of the date hereof; (b) shall prohibit any entities under common management or that share an investment advisor with such Conversion Stockholder that have no knowledge of this Agreement, the applicable Letter Agreement or of such Conversion Stockholder’s participation herein (including such Conversion Stockholder’s controlled affiliates and/or affiliates) from entering into any “short sales” or engaging in other hedging transactions; and (c) shall apply to assets managed by a portfolio manager other than those (i) who made the investment decision to purchase the shares of Parent Class A Stock to be issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes (the “Investing Portfolio Manager”) or (ii) who have direct knowledge of the investment decisions made by the Investing Portfolio Manager; provided, further, that Parent acknowledges and agrees that, notwithstanding anything herein to the contrary, the shares of Parent Class A Stock to be issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes may be pledged by such Conversion Stockholder in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and such Conversion Stockholder when effecting a pledge of the shares of Parent Class A Stock issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes shall not be required to provide Parent with any notice thereof; provided, further, that neither Parent nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the shares of Parent Class A Stock issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by Parent in all respects.

“Holdback Pro Rata Share” shall mean, with respect to each holder of outstanding shares of Earn Out Company Stock as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the total number of shares of Earn Out Company Stock held by a Company Stockholder as of immediately prior to the First Effective Time (but excluding the Excluded Shares) divided by (ii) the Fully Diluted Company Shares; provided, that solely for the purpose of this definition of “Holdback Pro Rata Share”, the term “Earn Out Company Stock” shall include shares of Company Series C-4 Preferred Stock (on an as converted to Company Common Stock basis) and the term “Fully Diluted Company Shares” shall disregard clauses (d), (e) and (f) of the definition thereof.

“Indebtedness” shall mean and include any of the following: (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument, debt security or other similar instrument; (c) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any indebtedness, in each case to the extent payable as a result of the consummation of the Transactions; and (d) all indebtedness of the type referred to in clauses (a) through (c) above, including all accrued and unpaid interest, premiums, penalties, breakage costs, unwind costs, fees, termination costs, redemption costs, expenses and other charges with respect thereto. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

“Intellectual Property” shall mean any and all rights, title, or interests in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents, patent applications and invention disclosures, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all registered and unregistered trademarks, business marks, service marks, certification marks, brand names, trade dress rights, slogans, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights, applications for registration of copyright, works of authorship, literary works, databases, Software, pictorial and graphic works, mask work rights, reversions and moral rights (collectively, “Copyrights”); (d) all internet domain names and social media usernames and accounts; (e) trade secrets, know-how, technology, discoveries and improvements, know-how, proprietary rights, formulae, customer lists, business plans, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); and (f) all other intellectual property, intellectual property rights, proprietary information and proprietary rights.

“InterPrivate” shall mean InterPrivate, LLC.

“IT Systems” shall mean Software (including firmware and middleware), systems, hardware, networks, servers, computers, workstations, routers, hubs, switches, data communications lines, interfaces, platforms, databases, websites, and all other information technology equipment, including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to the Company, the individuals listed on Schedule B of the Company Disclosure Letter; and (b) with respect to Parent, Merger Sub or Merger Sub II, the individuals listed on Schedule B of the Parent Disclosure Letter.

“Law” means any statute, law, ordinance, rule, regulation or Order, in each case, of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Letter Agreements” means those certain Letter Agreements, each dated as of the First Amendment Date, by and between the Company, Parent and Inherent Aspiration, LLC, AGO Special Situations LP, Mark Villanueva or Zion Consulting and Advisory LLC, as applicable.

“Liabilities” shall mean the liabilities of the Group Companies, as determined in accordance with GAAP using the accounting principles, methodologies and policies of the Group Companies consistent with past practice and as further adjusted for the exclusions detailed below. For the avoidance of doubt, Liabilities shall exclude any Indebtedness, any Company Transaction Costs and any liabilities or obligations expressly excluded from the Company Transaction Costs pursuant to clauses (d)(i) through (d)(iv) of the definition thereof, any liabilities related to any Restricted Cash, the impact of any outstanding checks, drafts and wires, which will reduce Cash and Cash Equivalents and not be reclassified to accounts payable as could be required under GAAP, current income Tax liabilities and deferred Tax liabilities, fair value adjustments to lease liabilities and any lease liabilities from adoption of ASC 842 lease accounting.

“Licensed Intellectual Property” shall mean all Intellectual Property owned by a third Person and licensed to any of the Group Companies.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, option, right of first offer, right of first refusal, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Losses” shall mean any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor).

“Measurement Date” means the last day of the Adjustment Period.

“Oaktree” means OCM Aspiration Holdings, LLC.

“OFAC” means the U.S. Treasury Department Office of Foreign Assets Control.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction, but for the avoidance of doubt shall not be deemed to include the failure of the SEC to declare the Proxy Statement/Registration Statement effective.

“Owned Intellectual Property” shall mean any and all Intellectual Property owned (or purported to be owned), in whole or in part, by any of the Group Companies.

“Parent Certificate of Designations” shall mean the Certificate of Designations of Parent Series X Preferred Stock, in the form attached hereto as Exhibit K.

“Parent Class B Stock” shall mean, prior to the filing and effectiveness of the Parent A&R Charter, the Class B common stock, par value $0.0001 per share, of Parent entitling the holder of each such share to one vote per share.

“Parent Material Adverse Effect” shall mean any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences: (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of Parent, Merger Sub and Merger Sub II, taken as a whole; or (b) is reasonably likely to prevent or delay the ability of Parent, Merger Sub or Merger Sub II to consummate the Transactions; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect pursuant to clauses (a) or (b) has occurred or would be reasonably likely to occur: (i) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the Effective Date; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the Effective Date; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Parent Organizational Documents” shall mean (i) the Amended and Restated Certificate of Incorporation of Parent, dated as of March 4, 2021 (the “Parent Charter”), (ii) the Bylaws of Parent (the “Parent Bylaws”), (iii) the Amended and Restated Warrant Agreement, dated as of July 23, 2021, by and between Parent and Continental Stock Transfer & Trust Company (the “Parent Warrant Agreement”), (iv) the Trust Agreement, and any other similar organizational documents of Parent, as each may be amended, modified or supplemented.

“Parent Series X Preferred Stock” shall mean Series X Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Stockholder Approval” shall mean the approval of the Parent Stockholder Matters identified in clauses (A) through (I) of Section 7.01(b) by an affirmative vote of the holders of at least a majority of the outstanding Parent Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Parent Organizational Documents) at a Parent shareholders’ meeting duly called by the board of directors of Parent and held for such purpose.

“Parent Transaction Costs” shall mean: (a) all fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing; and (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders.

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Common Stock and one-fifth of one Public Warrant.

“Per Share Merger Consideration Value” means (A) (i) $1,750,000,000 plus (ii) the Equity Financing Proceeds minus (iii) (x) the number of shares of Parent Class A Stock to underlie the warrant to be issued to Oaktree by Parent on or about the Closing pursuant to the Series X Preferred Stock Purchase Agreement and that certain Form of Warrant attached thereto as Exhibit G multiplied by (y) $10.00, divided by (B) the Fully Diluted Company Shares.

“Permitted Lien” shall mean: (a) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to real property that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of the affected real property by any of the Group Companies; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) that are not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (d) in the case of real property, zoning, building code, or other planning restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, materially detract from the value of, or interfere in any material respect with the present use of or occupancy of the affected real property by any of the Group Companies; (e) in the case of Intellectual Property, non-exclusive licenses of Owned Intellectual Property granted by any Group Company to customers in the ordinary course of business consistent with past practice; and (f) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record and arising in the ordinary course and not incurred in connection with the borrowing of money that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of, the assets of the Group Companies, taken as a whole; (g) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable; (h) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security; (i) reversionary rights in favor of landlords under any Company Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries; and (j) Liens that do not, individually or in the aggregate, result in a Company Material Adverse Effect.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Legal Requirements all information that identifies, could be used to identify or is otherwise associated with an individual person.

“Polpat” shall mean Polpat LLC.

“Privacy Laws” shall mean any and all Applicable Legal Requirements relating to the privacy, receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer (including cross-border) of Personal Information and any and all Applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Public Official” shall mean any Person employed by, representing or acting on behalf of a Governmental Entity or enterprise thereof (including a state-owned or state-controlled enterprise) or a public international organization, any representative or official of a political party or any candidate for any political office.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the Registration Statement Securities.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Required Company Stockholders” shall mean each of the holders of the Company Stock set forth on Schedule C of the Company Disclosure Letter.

“Restricted Cash” shall mean restricted cash as determined in accordance with GAAP.

“Sanctions Laws” shall mean any Law related to economic sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union or any of its Member States, the United Nations, or Her Majesty’s Treasury of the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Second Amendment Effective Time” means the time upon which this Agreement is executed by the parties hereto.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series X Proceeds” shall mean $250,000,000, being the gross cash proceeds received by the Company from the issuance of Company Series X Preferred Stock.

“Software” shall mean any and all (a) computer programs, including any and all algorithms, models and methodologies, whether in source code, object code, human readable form or other form, including compilers, middleware, tools, firmware, operating systems, specifications, platforms, algorithms, interfaces, APIs, architecture, modules, test specifications, scripts, executables, libraries, and other components thereof; (b) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (c) all versions, updates, releases, patches, corrections, enhancements and modifications thereto and all documentation including developer notes, instructions, comments, annotations, user manuals and other training documentation relating to any of the foregoing.

“Sponsor” shall mean InterPrivate Acquisition Management III, LLC, a Delaware limited liability company.

“Stockholders’ Agreement” shall mean that certain Stockholders’ Agreement, by and among the Company each Founder, substantially in the form attached hereto as Exhibit H to be entered into as of the First Effective Time.

“Subsequent PIPE Investment” shall mean the purchase of shares of Parent Common Stock pursuant to the Subsequent Subscription Agreements.

“Subsequent Subscription Agreement” shall mean a subscription agreement, if any, executed after the Effective Date and on or prior to the Closing Date pursuant to which the Subsequent PIPE Investment will be consummated.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Tax” or “Taxes” shall mean any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, alternative minimum, capital gains, windfall profits, premium, occupation, value added, ad valorem, transfer, franchise, capital stock, withholding, payroll, recapture, net worth, employment, workers compensation, unemployment, disability, severance, social security, escheat, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, in the nature of a tax and imposed by a Governmental Entity, (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return) together with all deficiency assessments, interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and shall include any liability for such amounts as a result of being a transferee or successor or member of a combined, consolidated, unitary or affiliated group.

“Tax Return” shall mean any federal, state, local or foreign return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any election, declaration, disclosure, schedule, estimate or attachment thereto and any amendment thereof.

“Trading Day” means (a) for so long as the Parent Common Stock is listed or admitted for trading on the NYSE or any other national securities exchange, days on which such securities exchange is open for business; (b) when and if the Parent Common Stock is quoted on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system; or (c) if the Parent Common Stock is not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq or similar system, days on which the Parent Common Stock is traded regular way in the over-the-counter market and for which a closing bid and a closing asked price for the Parent Common Stock is available.

“Transaction Agreements” shall mean this Agreement, the Support Agreements, the Sponsor Support Agreement, the Registration Rights Agreement, the Subscription Agreements, the Confidentiality Agreement, the Parent A&R Charter, the Parent A&R Bylaws, the Stockholders’ Agreement, the Parent Certificate of Designations, the Investor Rights Agreement, the Letter Agreements and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated by or pursuant to this Agreement or the Transaction Agreements, including the Mergers.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggered Earn Out Shares” shall mean 20,000,000 Earn Out Shares.

“Triggering Event” shall mean any of the following: Triggering Event I, Triggering Event II, Triggering Event III, Triggering Event IV or Triggering Event V.

“Triggering Event I” shall mean the date on which the Common Share Price is equal to or greater than $12.50 at any time during the first 18 months of the Earn Out Period.

“Triggering Event II” shall mean the date on which the Common Share Price is equal to or greater than $15.00 at any time during the first 36 months of the Earn Out Period.

“Triggering Event III” shall mean the date on which the Common Share Price is equal to or greater than $17.50 at any time during the first 36 months of the Earn Out Period.

“Triggering Event IV” shall mean the date on which the Common Share Price is equal to or greater than $20.00 at any time during the first 48 months of the Earn Out Period.

“Triggering Event V” shall mean the date on which the Common Share Price is equal to or greater than $25.00 at any time during the Earn Out Period.

“Warrant Accounting Issue” means the fact that, pursuant to applicable Laws or requirements of the SEC in effect or announced as of the Effective Date, Parent may have improperly accounted for its outstanding warrants as equity instruments and may be required to restate its previously filed financial statements to reflect the classification of its outstanding warrants as liabilities for accounting purposes (together with any deficiencies in disclosure (including, without limitation, with respect to internal control over financial reporting or disclosure controls and procedures)) arising from the treatment of such warrants of Parent as equity rather than liabilities.

EXHIBIT A

Form of Support Agreements

A-1

EXHIBIT B

Form of Parent A&R Charter

B-1

EXHIBIT C

Form of Parent Amended and Restated Bylaws

C-1

EXHIBIT D

Form of Sponsor Support Agreement

D-1

EXHIBIT E

Form of Registration Rights Agreement

E-1

EXHIBIT F

Form of LTIP

F-1

EXHIBIT G

Form of ESPP

G-1

EXHIBIT H

Form of Stockholders’ Agreement

H-1

EXHIBIT I

Holdback Calculations

Adjustment Period VWAP ($9.99-$9.01)	Number of Additional Shares ($9.99-$9.01)	Adjustment Period VWAP ($9.00-$8.01)	Number of Additional Shares ($9.00-$8.01)	Adjustment Period VWAP ($8.00-$7.01)	Number of Additional Shares ($8.00-$7.01)	Adjustment Period VWAP ($7.00-$6.01)	Number of Additional Shares ($7.00-$6.01)	Adjustment Period VWAP ($6.00-$5.00)	Number of Additional Shares ($6.00-$5.00)
$9.99	0.001001	$9.00	0.111111	$8.00	0.250000	$7.00	0.428571	$6.00	0.666667
$9.98	0.002004	$8.99	0.112347	$7.99	0.251564	$6.99	0.430615	$5.99	0.669449
$9.97	0.003009	$8.98	0.113586	$7.98	0.253133	$6.98	0.432665	$5.98	0.672241
$9.96	0.004016	$8.97	0.114827	$7.97	0.254705	$6.97	0.434720	$5.97	0.675042
$9.95	0.005025	$8.96	0.116071	$7.96	0.256281	$6.96	0.436782	$5.96	0.677852
$9.94	0.006036	$8.95	0.117318	$7.95	0.257862	$6.95	0.438849	$5.95	0.680672
$9.93	0.007049	$8.94	0.118568	$7.94	0.259446	$6.94	0.440922	$5.94	0.683502
$9.92	0.008065	$8.93	0.119821	$7.93	0.261034	$6.93	0.443001	$5.93	0.686341
$9.91	0.009082	$8.92	0.121076	$7.92	0.262626	$6.92	0.445087	$5.92	0.689189
$9.90	0.010101	$8.91	0.122334	$7.91	0.264223	$6.91	0.447178	$5.91	0.692047
$9.89	0.011122	$8.90	0.123596	$7.90	0.265823	$6.90	0.449275	$5.90	0.694915
$9.88	0.012146	$8.89	0.124859	$7.89	0.267427	$6.89	0.451379	$5.89	0.697793
$9.87	0.013171	$8.88	0.126126	$7.88	0.269036	$6.88	0.453488	$5.88	0.700680
$9.86	0.014199	$8.87	0.127396	$7.87	0.270648	$6.87	0.455604	$5.87	0.703578
$9.85	0.015228	$8.86	0.128668	$7.86	0.272265	$6.86	0.457726	$5.86	0.706485
$9.84	0.016260	$8.85	0.129944	$7.85	0.273885	$6.85	0.459854	$5.85	0.709402
$9.83	0.017294	$8.84	0.131222	$7.84	0.275510	$6.84	0.461988	$5.84	0.712329
$9.82	0.018330	$8.83	0.132503	$7.83	0.277139	$6.83	0.464129	$5.83	0.715266
$9.81	0.019368	$8.82	0.133787	$7.82	0.278772	$6.82	0.466276	$5.82	0.718213
$9.80	0.020408	$8.81	0.135074	$7.81	0.280410	$6.81	0.468429	$5.81	0.721170
$9.79	0.021450	$8.80	0.136364	$7.80	0.282051	$6.80	0.470588	$5.80	0.724138
$9.78	0.022495	$8.79	0.137656	$7.79	0.283697	$6.79	0.472754	$5.79	0.727116
$9.77	0.023541	$8.78	0.138952	$7.78	0.285347	$6.78	0.474926	$5.78	0.730104
$9.76	0.024590	$8.77	0.140251	$7.77	0.287001	$6.77	0.477105	$5.77	0.733102
$9.75	0.025641	$8.76	0.141553	$7.76	0.288660	$6.76	0.479290	$5.76	0.736111
$9.74	0.026694	$8.75	0.142857	$7.75	0.290323	$6.75	0.481481	$5.75	0.739130
$9.73	0.027749	$8.74	0.144165	$7.74	0.291990	$6.74	0.483680	$5.74	0.742160
$9.72	0.028807	$8.73	0.145475	$7.73	0.293661	$6.73	0.485884	$5.73	0.745201
$9.71	0.029866	$8.72	0.146789	$7.72	0.295337	$6.72	0.488095	$5.72	0.748252
$9.70	0.030928	$8.71	0.148106	$7.71	0.297017	$6.71	0.490313	$5.71	0.751313
$9.69	0.031992	$8.70	0.149425	$7.70	0.298701	$6.70	0.492537	$5.70	0.754386
$9.68	0.033058	$8.69	0.150748	$7.69	0.300390	$6.69	0.494768	$5.69	0.757469
$9.67	0.034126	$8.68	0.152074	$7.68	0.302083	$6.68	0.497006	$5.68	0.760563
$9.66	0.035197	$8.67	0.153403	$7.67	0.303781	$6.67	0.499250	$5.67	0.763668

Adjustment Period VWAP ($9.99-$9.01)	Number of Additional Shares ($9.99-$9.01)	Adjustment Period VWAP ($9.00-$8.01)	Number of Additional Shares ($9.00-$8.01)	Adjustment Period VWAP ($8.00-$7.01)	Number of Additional Shares ($8.00-$7.01)	Adjustment Period VWAP ($7.00-$6.01)	Number of Additional Shares ($7.00-$6.01)	Adjustment Period VWAP ($6.00-$5.00)	Number of Additional Shares ($6.00-$5.00)
$9.65	0.036269	$8.66	0.154734	$7.66	0.305483	$6.66	0.501502	$5.66	0.766784
$9.64	0.037344	$8.65	0.156069	$7.65	0.307190	$6.65	0.503759	$5.65	0.769912
$9.63	0.038422	$8.64	0.157407	$7.64	0.308901	$6.64	0.506024	$5.64	0.773050
$9.62	0.039501	$8.63	0.158749	$7.63	0.310616	$6.63	0.508296	$5.63	0.776199
$9.61	0.040583	$8.62	0.160093	$7.62	0.312336	$6.62	0.510574	$5.62	0.779359
$9.60	0.041667	$8.61	0.161440	$7.61	0.314060	$6.61	0.512859	$5.61	0.782531
$9.59	0.042753	$8.60	0.162791	$7.60	0.315789	$6.60	0.515152	$5.60	0.785714
$9.58	0.043841	$8.59	0.164144	$7.59	0.317523	$6.59	0.517451	$5.59	0.788909
$9.57	0.044932	$8.58	0.165501	$7.58	0.319261	$6.58	0.519757	$5.58	0.792115
$9.56	0.046025	$8.57	0.166861	$7.57	0.321004	$6.57	0.522070	$5.57	0.795332
$9.55	0.047120	$8.56	0.168224	$7.56	0.322751	$6.56	0.524390	$5.56	0.798561
$9.54	0.048218	$8.55	0.169591	$7.55	0.324503	$6.55	0.526718	$5.55	0.801802
$9.53	0.049318	$8.54	0.170960	$7.54	0.326260	$6.54	0.529052	$5.54	0.805054
$9.52	0.050420	$8.53	0.172333	$7.53	0.328021	$6.53	0.531394	$5.53	0.808318
$9.51	0.051525	$8.52	0.173709	$7.52	0.329787	$6.52	0.533742	$5.52	0.811594
$9.50	0.052632	$8.51	0.175088	$7.51	0.331558	$6.51	0.536098	$5.51	0.814882
$9.49	0.053741	$8.50	0.176471	$7.50	0.333333	$6.50	0.538462	$5.50	0.818182
$9.48	0.054852	$8.49	0.177856	$7.49	0.335113	$6.49	0.540832	$5.49	0.821494
$9.47	0.055966	$8.48	0.179245	$7.48	0.336898	$6.48	0.543210	$5.48	0.824818
$9.46	0.057082	$8.47	0.180638	$7.47	0.338688	$6.47	0.545595	$5.47	0.828154
$9.45	0.058201	$8.46	0.182033	$7.46	0.340483	$6.46	0.547988	$5.46	0.831502
$9.44	0.059322	$8.45	0.183432	$7.45	0.342282	$6.45	0.550388	$5.45	0.834862
$9.43	0.060445	$8.44	0.184834	$7.44	0.344086	$6.44	0.552795	$5.44	0.838235
$9.42	0.061571	$8.43	0.186240	$7.43	0.345895	$6.43	0.555210	$5.43	0.841621
$9.41	0.062699	$8.42	0.187648	$7.42	0.347709	$6.42	0.557632	$5.42	0.845018
$9.40	0.063830	$8.41	0.189061	$7.41	0.349528	$6.41	0.560062	$5.41	0.848429
$9.39	0.064963	$8.40	0.190476	$7.40	0.351351	$6.40	0.562500	$5.40	0.851852
$9.38	0.066098	$8.39	0.191895	$7.39	0.353180	$6.39	0.564945	$5.39	0.855288
$9.37	0.067236	$8.38	0.193317	$7.38	0.355014	$6.38	0.567398	$5.38	0.858736
$9.36	0.068376	$8.37	0.194743	$7.37	0.356852	$6.37	0.569859	$5.37	0.862197
$9.35	0.069519	$8.36	0.196172	$7.36	0.358696	$6.36	0.572327	$5.36	0.865672
$9.34	0.070664	$8.35	0.197605	$7.35	0.360544	$6.35	0.574803	$5.35	0.869159
$9.33	0.071811	$8.34	0.199041	$7.34	0.362398	$6.34	0.577287	$5.34	0.872659
$9.32	0.072961	$8.33	0.200480	$7.33	0.364256	$6.33	0.579779	$5.33	0.876173
$9.31	0.074114	$8.32	0.201923	$7.32	0.366120	$6.32	0.582278	$5.32	0.879699
$9.30	0.075269	$8.31	0.203369	$7.31	0.367989	$6.31	0.584786	$5.31	0.883239
$9.29	0.076426	$8.30	0.204819	$7.30	0.369863	$6.30	0.587302	$5.30	0.886792

Adjustment Period VWAP ($9.99-$9.01)	Number of Additional Shares ($9.99-$9.01)	Adjustment Period VWAP ($9.00-$8.01)	Number of Additional Shares ($9.00-$8.01)	Adjustment Period VWAP ($8.00-$7.01)	Number of Additional Shares ($8.00-$7.01)	Adjustment Period VWAP ($7.00-$6.01)	Number of Additional Shares ($7.00-$6.01)	Adjustment Period VWAP ($6.00-$5.00)	Number of Additional Shares ($6.00-$5.00)
$9.28	0.077586	$8.29	0.206273	$7.29	0.371742	$6.29	0.589825	$5.29	0.890359
$9.27	0.078749	$8.28	0.207729	$7.28	0.373626	$6.28	0.592357	$5.28	0.893939
$9.26	0.079914	$8.27	0.209190	$7.27	0.375516	$6.27	0.594896	$5.27	0.897533
$9.25	0.081081	$8.26	0.210654	$7.26	0.377410	$6.26	0.597444	$5.26	0.901141
$9.24	0.082251	$8.25	0.212121	$7.25	0.379310	$6.25	0.600000	$5.25	0.904762
$9.23	0.083424	$8.24	0.213592	$7.24	0.381215	$6.24	0.602564	$5.24	0.908397
$9.22	0.084599	$8.23	0.215067	$7.23	0.383126	$6.23	0.605136	$5.23	0.912046
$9.21	0.085776	$8.22	0.216545	$7.22	0.385042	$6.22	0.607717	$5.22	0.915709
$9.20	0.086957	$8.21	0.218027	$7.21	0.386963	$6.21	0.610306	$5.21	0.919386
$9.19	0.088139	$8.20	0.219512	$7.20	0.388889	$6.20	0.612903	$5.20	0.923077
$9.18	0.089325	$8.19	0.221001	$7.19	0.390821	$6.19	0.615509	$5.19	0.926782
$9.17	0.090513	$8.18	0.222494	$7.18	0.392758	$6.18	0.618123	$5.18	0.930502
$9.16	0.091703	$8.17	0.223990	$7.17	0.394700	$6.17	0.620746	$5.17	0.934236
$9.15	0.092896	$8.16	0.225490	$7.16	0.396648	$6.16	0.623377	$5.16	0.937984
$9.14	0.094092	$8.15	0.226994	$7.15	0.398601	$6.15	0.626016	$5.15	0.941748
$9.13	0.095290	$8.14	0.228501	$7.14	0.400560	$6.14	0.628664	$5.14	0.945525
$9.12	0.096491	$8.13	0.230012	$7.13	0.402525	$6.13	0.631321	$5.13	0.949318
$9.11	0.097695	$8.12	0.231527	$7.12	0.404494	$6.12	0.633987	$5.12	0.953125
$9.10	0.098901	$8.11	0.233046	$7.11	0.406470	$6.11	0.636661	$5.11	0.956947
$9.09	0.100110	$8.10	0.234568	$7.10	0.408451	$6.10	0.639344	$5.10	0.960784
$9.08	0.101322	$8.09	0.236094	$7.09	0.410437	$6.09	0.642036	$5.09	0.964637
$9.07	0.102536	$8.08	0.237624	$7.08	0.412429	$6.08	0.644737	$5.08	0.968504
$9.06	0.103753	$8.07	0.239157	$7.07	0.414427	$6.07	0.647446	$5.07	0.972387
$9.05	0.104972	$8.06	0.240695	$7.06	0.416431	$6.06	0.650165	$5.06	0.976285
$9.04	0.106195	$8.05	0.242236	$7.05	0.418440	$6.05	0.652893	$5.05	0.980198
$9.03	0.107420	$8.04	0.243781	$7.04	0.420455	$6.04	0.655629	$5.04	0.984127
$9.02	0.108647	$8.03	0.245330	$7.03	0.422475	$6.03	0.658375	$5.03	0.988072
$9.01	0.109878	$8.02	0.246883	$7.02	0.424501	$6.02	0.661130	$5.02	0.992032
$9.00	0.111111	$8.01	0.248439	$7.01	0.426534	$6.01	0.663894	$5.01	0.996008
								$5.00	1.000000

EXHIBIT J

Form of Investor Rights Agreement

J-1

EXHIBIT K

Form of Parent Certificate of Designations

K-1